Filed pursuant to Rule 424(b)(3)

Registration No. 333-120953

PRICESMART, INC.

Up to 16,052,668 Shares of Common Stock

We are distributing to our stockholders one transferable subscription right for each share of our common stock held by them at the close of business on Wednesday, November 24, 2004, which is the record date for the distribution. If all rights are exercised at a subscription price of $8, we will receive approximately $128.4 million from the rights offering, before paying estimated expenses of approximately $0.6 million.

Each right entitles the holder thereof to purchase: (i) for a period of one month, 1.5 shares of our common stock for each share of common stock they own as of the November 24, 2004, at a price of $7 per share; and (ii) for a period of eleven months beginning after the one month period referred to in part (i) above expires, 1.5 shares of common stock for each share of common stock they own as of November 24, 2004, at a price of $8 per share. If a rights holder exercises a right at a subscription price of $7, such rights holder may not also exercise that right at a subscription price of $8. Therefore, in total, stockholders will only receive sufficient rights to enable them to purchase 1.5 shares of common stock for each share they own as of November 24, 2004, regardless of when they exercise their rights. Rights holders will not have the right to subscribe for shares not purchased by rights holders who hold rights at the expiration of the $8 subscription period and elect not to exercise their rights.

To exercise a right at the subscription price of $7, you must do so by 5:00 p.m., New York City time, on Friday, January 21, 2005. If you wish to exercise a right at a subscription price of $8, you must do so after the expiration time for the $7 subscription period and by 5:00 p.m., New York City time, on Wednesday, December 21, 2005, unless we extend the rights offering. NO EXERCISES OF RIGHTS WILL BE ACCEPTED FOLLOWING THE EXPIRATION OF THE $8 SUBSCRIPTION PERIOD. We may terminate the rights offering for any reason before the expiration of the $7 or $8 subscription period. Unless we terminate the rights offering, we will issue the shares purchased by you in the rights offering as soon as practicable following receipt of a properly completed and signed rights certificate together with payment of the subscription price for each share of common stock subscribed for. Mellon Bank, N.A. is the subscription agent for the rights offering.

Our common stock is listed under the symbol “PSMT” on the Nasdaq National Market. On December 16, 2004, the last sales price of our common stock was $8.35. The rights will be listed for trading on the Nasdaq National Market under the symbol “PSMTR.”

This investment involves risks. See “ Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 20, 2004

Whenever we refer to “PriceSmart,” “we,” “our,” or “us” in this prospectus, we mean PriceSmart, Inc. and its subsidiaries, unless the context suggests otherwise.

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SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. To fully understand our company and this rights offering, you should read carefully this entire document carefully.

PriceSmart

Our business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. As of August 31, 2004, we had 26 consolidated warehouse clubs in operation in 12 countries and one U.S. territory (four each in Panama and the Philippines, three in Costa Rica, two each in the Dominican Republic, Guatemala, El Salvador, Honduras and Trinidad and one each in Aruba, Barbados, Jamaica, Nicaragua and the United States Virgin Islands), of which we own at least a majority interest. We also had three warehouse clubs in operation in Mexico as part of a 50/50 joint venture with Grupo Gigante, S.A. de C.V.

Our headquarters are located at 9740 Scranton Road, San Diego, California 92121-1745. Our telephone number is (858) 404-8800. Our website address is www.pricesmart.com. Information contained on our website is not incorporated into, and does not constitute any part of, this prospectus.

Questions and Answers

What is a rights offering?

A rights offering is a distribution of subscription rights on a pro rata basis to all stockholders of a company. We are distributing to holders of our common stock one subscription right for each share of common stock held by them at 5:00 p.m., New York City time, on Wednesday, November 24, 2004, the record date for this rights offering.

What is a right?

Each right entitles its holder to purchase: (i) for a period of one month, 1.5 shares of our common stock at a price of $7 per share; and (ii) for a period of eleven months beginning after the one month period referred to in part (i) above expires, 1.5 shares of common stock at a price of $8 per share. If a rights holder exercises a right at $7, such rights holder may not also exercise that right at $8. Therefore, in total, stockholders will only receive sufficient rights to enable them to purchase 1.5 shares of common stock for each share they own as of November 24, 2004, regardless of when they exercise their rights. If a right is subscribed at $7, the subscription price would reflect an approximately 20% discount to the $8.80 per share last sales price of our common stock on the Nasdaq National Market on September 3, 2004, the last trading day before the announcement of the subscription prices.

Is there an oversubscription privilege?

No. An oversubscription privilege is a feature of some rights offerings that allows rights holders, if the rights holder fully exercises his, her or its rights, to subscribe for shares not purchased by other rights holders who hold rights at the expiration time of the rights offering and elect not to exercise any or all of their rights. There is no oversubscription privilege in connection with this rights offering.

When will the rights offering expire?

To exercise a right at a subscription price of $7, you must do so by 5:00 p.m., New York City time, on Friday, January 21, 2005. To exercise a right at a subscription price of $8, you must do so after the expiration time for the $7 subscription period and by 5:00 p.m., New York City time, on Wednesday, December 21, 2005 unless we extend the rights offering. Accordingly, if a rights holder desires to exercise its subscription rights, the subscription agent must actually receive all required documents and payments for that rights holder before the applicable date and time. We may extend the expiration time for any reason.

Have any stockholders indicated they will exercise their rights?

On October 29, 2004, we issued an aggregate of 7,161,926 shares of common stock to The Price Group, LLC, a California limited liability company, the Sol and Helen Price Trust and the Robert and Allison Price Trust 1/10/75, and on November 23, 2004, we issued 61,135 shares of common stock to the Sol and Helen Price Trust as described in “The Rights Offering—Reasons for the Rights Offering” below. As a condition to these issuances of common stock, such entities agreed that they would not exercise or convey any rights received on shares pursuant to these issuances. Robert E. Price, who is our Chairman of the Board of Directors and Interim Chief Executive Officer, and Sol Price, one of our significant stockholders and father of Robert E. Price, and their affiliates, who we refer to as the Prices, have indicated that they intend to exercise all of their rights (other than those they previously agreed not to exercise or transfer), but they have not made any formal commitment to do so.

Who is the subscription agent?

Mellon Bank, N.A. is the subscription agent for the rights offering.

What is the record date?

The record date was Wednesday, November 24, 2004 at 5:00 p.m., New York City time. Only our stockholders as of the record date will receive subscription rights.

Are there any conditions to the consummation of the rights offering?

No. There are no conditions to the consummation of the rights offering. However, we reserve the right to reject your exercise of rights if your exercise is not in accordance with the terms of the rights offering or in proper form. Neither we nor the subscription agent will have any duty to notify you of a defect or irregularity in your exercise of rights. We will not be liable for failing to give you that notice. We will also not accept your exercise of rights if our issuance of shares of common stock pursuant to your exercise could be deemed unlawful or materially burdensome.

Can you terminate the rights offering?

Yes. We may terminate the rights offering for any reason before the expiration of the $7 or $8 subscription period.

If you terminate the rights offering, will my subscription payment be refunded to me?

Yes. If we terminate the rights offering, all subscription payments will be returned as soon as practicable following such termination, provided that shares of common stock have not already been issued pursuant to such subscription payment. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the rights offering. If we terminate the rights offering, we will not be obligated to issue shares to rights holders who have exercised their rights prior to such termination.

How will you use the proceeds received from the rights offering?

If all of the rights are exercised at a subscription price of $7, we will receive approximately $112.4 million, before deducting any offering expenses. If none of the rights are exercised at a subscription price of $7 and all of the rights are exercised at a subscription price of $8, we will receive approximately $128.4 million, before deducting any offering expenses. As described more fully below the heading “The Rights Offering—Reasons for the Rights Offering,” if we do not receive at least $25.0 million in proceeds during the first month of the rights offering, The Price Group will purchase, in a private placement, enough shares of our common stock to ensure that we receive $25.0 million of new equity financing through the rights offering and such purchase. The expenses associated with the rights offering are estimated to be $0.6 million. We plan to use $7.0 million of proceeds from the rights offering for site work and construction of a fourth warehouse club in Costa Rica and $7.2 million to retire short-term debt associated with six separate facilities with various maturity dates extending through March 2005 and interest rates ranging from 6.25% to 10.0%. Further, we plan to use $3.0 million of proceeds received from the rights offering to repay a $3.0 million loan extended to us by The Price Group, the proceeds of which were used for the acquisition of land for the new Costa Rica location. The $3.0 million loan from The Price Group was entered into on November 3, 2004 and bears interest at 5% per annum with a term of 90 days. The remaining proceeds received from the rights offering will be used for working capital and general corporate purposes. If the rights offering generates significantly more than $25.0 million in proceeds, we may elect to retire portions of our long-term debt.

How many shares of our common stock are currently outstanding?

As of November 24, 2004, we had outstanding a total of 17,524,840 shares of common stock, not including treasury shares. These numbers exclude shares issuable pursuant to outstanding stock options and equity participation plans. If the rights offering is fully subscribed, based on the number of shares of our common stock outstanding as of November 24, 2004 and given that the Prices have agreed not to exercise any rights they may receive on 7,223,061 shares of our common stock beneficially owned by them as of the record date, the number of outstanding shares of our common stock will increase by 16,052,668 shares following the issuance of all shares purchased in the rights offering.

How do I exercise my rights?

Each rights holder who wishes to exercise the subscription privilege under its rights should properly complete and sign its rights certificate. The holder should deliver the rights certificate, together with payment of the subscription price for each share of common stock subscribed for, to the subscription agent before the expiration of the $7 subscription period if such rights holder desires to exercise a right at $7, or the expiration of the $8 subscription period if such rights holder desires to exercise a right at $8. We recommend that any holder of rights who uses the United States mail to effect delivery use insured, registered mail with return receipt requested.

Any rights holder who cannot deliver its rights certificate to the subscription agent before the expiration time of the $7 subscription price period or the $8 subscription price period, as the case may be, may use the procedures for guaranteed delivery described under the heading “The Rights Offering—Guaranteed Delivery Procedures.” We will not pay interest on subscription payments. We have provided more detailed instructions on how to exercise the rights under the heading “The Rights Offering” beginning with the section entitled “—Exercising Your Rights” as well as in the rights certificates themselves and in the document entitled “Instructions for Use of PriceSmart, Inc. Common Stock Rights Certificates.”

What should I do if I want to participate in the rights offering but my shares of common stock are held in the name of my broker or a custodian bank?

We will ask brokers, dealers and nominees holding shares of our common stock on behalf of other persons to notify these persons of the rights offering. Any beneficial owner wishing to sell or exercise its rights will need to have its broker, dealer or nominee act on its behalf. Each beneficial owner of common stock should complete and return to its broker, dealer or nominee the document entitled “Beneficial Owner Election Form.” This form will be available with the other subscription materials from brokers, dealers and nominees holding shares of our common stock on behalf of other persons.

Is exercising my subscription rights risky?

Yes. The exercise of your subscription rights involves substantial risks, and you should carefully consider the risks described under the heading “Risk Factors” in this prospectus.

May stockholders in all states participate?

Although we intend to distribute the rights to all stockholders, we reserve the right in some states to require stockholders, if they wish to participate, to state and agree that upon exercise of their respective rights that they are acquiring the shares for investment purposes only, and that they have no present intention to resell or transfer any securities acquired.

How may I pay my subscription price?

Your cash payment of the subscription price for the rights must be made by either certified check, bank draft or money order payable to Mellon Bank, N.A.

To whom should I send forms and payments?

You should send your rights certificate and payment for the common stock subscribed for and any other required documentation to the subscription agent for the rights offering, Mellon Bank, N.A., as follows:

By Mail:	By Hand:

PriceSmart, Inc. c/o Mellon Bank, N.A. Attention: Reorganization Dept. P.O. Box 3301 South Hackensack, NJ 07606	PriceSmart, Inc. c/o Mellon Bank, N.A. Attention: Reorganization Dept. 120 Broadway, 13th Floor New York, NY 10271

By Overnight Courier:

PriceSmart, Inc.

c/o Mellon Bank, N.A.

Attention: Reorganization Dept.

85 Challenger Road, 2nd Floor

Overpeck Centre

Ridgefield Park, NJ 07660

Will I receive subscription materials by mail if my address is outside the United States?

No. We will not mail rights certificates to stockholders with addresses outside the United States because their exercise of rights may be prohibited by the laws of the country in which they live. Instead, the subscription agent will hold rights certificates for the account of all foreign holders. To exercise or transfer those rights, each such holder must notify the subscription agent on or before 11:00 a.m., New York City time, on Friday, January 14, 2005, if he she or it desires to exercise a right at $7, or after such date and time and on or before 11:00 a.m., New York City time, on Wednesday, December 14, 2005, if he she or it desires to exercise a right at $8, and establish to our satisfaction that they are permitted to exercise or transfer their rights under applicable law. The subscription agent will attempt to sell, if feasible, the rights held on behalf of any foreign holder that fails to establish to our satisfaction that such exercise or transfer is permitted under applicable law, and that fails to notify the subscription agent and provide acceptable instructions to it by such time (and assuming no contrary instructions are received by such time). The estimated proceeds, if any, of any such sale will be payable to the applicable foreign holder.

Will I be charged any fees if I exercise my rights?

We will not charge a fee to holders for exercising their rights. However, any holder exercising its rights through a broker, dealer or nominee will be responsible for any fees charged by its broker, dealer or nominee.

May I transfer my rights if I do not want to purchase any shares?

Yes. The rights being distributed are transferable. The rights will be listed for trading on the Nasdaq National Market under the symbol “PSMTR.” The rights may be traded until 5:00 p.m., New York City time, on Wednesday, December 21, 2005, the expiration time for the $8 subscription period. If you wish to trade all or a portion of your rights, you should allow a sufficient amount of time prior to the expiration time for the $8 subscription period to permit your transferee to exercise or transfer such rights and to permit you to exercise or transfer any rights you retain. We cannot assure you that a trading market for the rights will exist or will develop.

How may I sell my rights?

Any holder who wishes to sell its rights should contact its broker or dealer. Alternatively, any rights holder who wishes to sell its rights may also seek to sell the rights through the subscription agent. Each holder of rights will be responsible for all fees associated with the sale of its rights, whether the rights are sold through its own broker or dealer or the subscription agent. There are limitations on your ability to sell rights to foreign persons. We cannot assure you that any person, including the subscription agent, will be able to sell any rights on your behalf. Please see “The Rights Offering—Method of Transferring and Selling Rights” for more information.

Am I required to subscribe in the rights offering?

No. However, any stockholder who chooses not to exercise its rights will experience dilution to its equity interest in our company.

If I exercise rights in the rights offering, may I cancel or change my decision?

No. All exercises of rights are irrevocable even if we extend the subscription period. We may extend the expiration time of the $7 or $8 subscription period for any reason.

If I exercise my rights, when will I receive the shares for which I have subscribed?

We will issue the shares of common stock for which subscriptions have been properly received prior to the applicable expiration time as soon as practicable following receipt of a properly completed and signed rights certificate together with payment of the subscription price for each share of common stock subscribed for. Shares of common stock that you purchase in the rights offering will be listed on the Nasdaq National Market.

Have you or your board of directors made a recommendation as to whether I should sell or exercise my rights?

No. Neither we nor our board of directors has made any recommendation as to whether you should exercise or transfer your rights. You should decide whether to transfer your rights, subscribe for shares of our common stock, or simply take no action with respect to your rights, based upon your own assessment of your best interests.

What are the U.S. federal income tax consequences of the rights offering to me?

U.S. holders who receive rights will generally not recognize taxable income in connection with the distribution or exercise of the rights. Any U.S. holder who sells its rights or the shares of common stock that it acquires by exercising its rights may recognize a gain or loss. We urge you to consult your own tax advisor regarding the specific U.S. federal income tax or other tax consequences associated with the rights offering, including the applicability and effect of any state, local, foreign or other tax laws. For a summary of the U.S. federal income tax consequences that are expected to be material to typical U.S. holders of our common stock that receive rights distributed pursuant to the rights offering, please see the section entitled “Material United States Federal Income Tax Consequences.”

What should I do if I have other questions?

If you have questions or need assistance regarding your rights, please contact Mellon Bank, N.A., the information agent for the rights offering, at:

Mellon Bank, N.A.

85 Challenger Road, 2nd Floor

Overpeck Centre

Ridgefield Park, NJ 07660

TOLL FREE: (888) 867-6003

RISK FACTORS

Investment in our securities involves a high degree of risk, including the risks described below. You should carefully consider the following risks factors, together with all of the other information presented in this prospectus and the documents we have incorporated by reference in deciding whether to invest in our securities. Each of the risks described in this prospectus and the documents we incorporate by reference could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

Factors That May Affect Future Performance

We had substantial net losses in fiscal 2003 and 2004 and may continue to incur losses in future periods.

We incurred net losses attributable to common stockholders of approximately $32.1 million in fiscal 2003, including asset impairment and closing cost charges of approximately $11.7 million, and approximately $33.3 million in fiscal 2004, including $9.8 million of asset impairment and closing charges. We are seeking ways to improve sales, margins, expense controls and inventory management in an effort to return to profitability. We are also seeking to reduce our carrying costs by seeking alternative uses for, disposing of or leasing buildings and fixtures from our closed warehouse clubs. However, if these efforts fail to reduce costs adequately, or our sales are less than we project, we may continue to incur losses in future periods.

We are required to comply with financial covenants governing our outstanding indebtedness.

Under the terms of debt agreements to which we and/or one or more of our wholly owned or majority owned subsidiaries are parties, we must comply with specified financial maintenance covenants, which include among others, current ratio, debt service, interest coverage and leverage ratios. As of August 31, 2004, we were in compliance with all of these covenants, except for the following: (i) current ratio and cash flow to debt service and projected debt service ratio for a $5.0 million note (with a remaining balance of $4.1 million); however, we repaid the remaining balance of this note on September 15, 2004; (ii) debt service ratio for a $11.3 million note (with a remaining balance of $2.6 million), for which we have requested but not yet received a written waiver of our noncompliance; (iii) interest cost/EBIT (earnings before interest and taxes) ratio for a $6.0 million note (with a remaining balance of $4.0 million), for which we have requested but not yet received a written waiver of our noncompliance; and (iv) debt to equity ratio for a $7.0 million note (with a remaining balance of $4.3 million), for which we have requested, but not yet received, a written waiver. We also had $27.9 million of indebtedness outstanding as of August 31, 2004 that, upon a default by us under other indebtedness, would allow the lender to accelerate the indebtedness. Such indebtedness also prohibits us from incurring additional indebtedness.

If we fail to comply with the covenants governing our indebtedness, the lenders may elect to accelerate our indebtedness and foreclose on the collateral pledged to secure the indebtedness. In addition, if we fail to comply with the covenants governing our indebtedness, we may need additional financing in order to service or extinguish the indebtedness. Some of our vendors also extend trade credit to us and allow payment for products upon delivery. If these vendors extend less credit to us or require pre-payment for products, our cash requirements and financing needs may further increase. We may not be able to obtain financing or refinancing on terms that are acceptable to us, or at all.

Our financial performance is dependent on international operations, which exposes us to various risks.

Our international operations account for nearly all of our total sales. Our financial performance is subject to risks inherent in operating and expanding our international membership business, which include the following:

•	changes in and interpretation of tariff and tax laws and regulations, as well as inconsistent enforcement of laws and regulations;

•	the imposition of foreign and domestic governmental controls;

•	trade restrictions;

•	greater difficulty and costs associated with international sales and the administration of an international merchandising business;

•	thefts and other crimes;

•	limitations on U.S. company ownership in foreign countries;

•	product registration, permitting and regulatory compliance;

•	volatility in foreign currency exchange rates;

•	the financial and other capabilities of our joint venturers and licensees; and

•	general political as well as economic and business conditions.

Any failure by us to manage our widely dispersed operations could adversely affect our business.

We began an aggressive growth strategy in April 1999, opening 20 new warehouse clubs over a two and a half year period. As of August 31, 2004, we had in operation 26 consolidated warehouse clubs in 12 countries and one U.S. territory (four each in Panama and the Philippines; three in Costa Rica; two each in the Dominican Republic, Guatemala, El Salvador, Honduras and Trinidad; and one each in Aruba, Barbados, Jamaica, Nicaragua and the United States Virgin Islands). We opened one new warehouse club in Aseana City, Metropolitan Manila, Philippines in early June 2004.

The success of our business will depend to a significant degree on our ability to (i) efficiently operate warehouse clubs on a profitable basis and (ii) maintain positive comparable warehouse club sales growth in the applicable markets. In addition, we will need to continually evaluate the adequacy of our existing personnel, systems and procedures, including warehouse management and financial and inventory control. Moreover, we will be required to continually analyze the sufficiency of our inventory distribution channels and systems and may require additional facilities in order to support our operations. We may not adequately anticipate all the changing demands that will be imposed on these systems. An inability or failure to retain effective warehouse personnel or to update our internal systems or procedures as required could have a material adverse effect on our business, financial condition and results of operations.

Although we have taken and continue to take steps to improve significantly our internal controls, there may be material weaknesses or significant deficiencies that we have not yet identified.

Subsequent to the completion of our audit of, and the issuance of an unqualified report on our financial statements for the year ended August 31, 2003, Ernst & Young LLP issued to us a management letter identifying deficiencies that existed in the design or operation of our internal controls that it considered to be material weaknesses in the effectiveness of our internal controls pursuant to standards established by the American Institute of Certified Public Accountants. The deficiencies reported by Ernst & Young LLP indicated that our internal controls relating to revenue recognition did not function properly to prevent the recordation of net warehouse sales that failed to satisfy the requirements of SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” and our internal controls failed to identify that the Philippines and Guam subsidiaries failed to perform internal control functions to reconcile their accounting records to supporting detail on a timely basis. These material control weaknesses were identified during fiscal 2003 by us and brought to the attention of Ernst & Young LLP and the Audit Committee of our Board of Directors.

We have taken steps to strengthen control processes in order to identify and rectify past accounting errors and to prevent the situations that resulted in the need to restate prior period financial statements from recurring. These measures may not completely eliminate the material weaknesses in our internal controls identified by us and by Ernst & Young LLP, and we may have additional material weaknesses or significant deficiencies in our internal controls that neither Ernst & Young LLP nor our management has yet identified. If any such material weakness were to exist, we may not be able to prevent or detect a material misstatement of our annual or interim consolidated financial statements. Further, despite our efforts to improve our internal control structure, we may not be entirely successful in remedying internal control deficiencies that were previously identified. Any failure to timely remediate control gaps discovered in the implementation of Section 404 of the Sarbanes-Oxley Act of 2002 or otherwise could harm our operating results and cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

We are currently defending litigation relating to our financial restatement.

Following the announcement of the restatement of our financial results for fiscal year 2002 and the first three quarters of fiscal 2003 in November 2003, we received notice of six class action lawsuits filed against us and certain of our former directors and officers purportedly brought on behalf of certain of the current and former holders of our common stock, and a seventh class action lawsuit filed against us and certain of our former directors and officers purportedly on behalf of certain holders of our Series A preferred stock and a class of common stock purchasers. These suits generally allege that we issued false and misleading statements during fiscal years 2002 and 2003 in violation of federal securities laws. All of the federal securities actions were consolidated by an order dated September 9, 2004, which also appointed a lead plaintiff on behalf of the proposed class of common stock purchasers. The lead plaintiff filed a consolidated complaint on November 29, 2004, and we will have until early February 2005 to move to dismiss or otherwise respond to the consolidated complaint.

On September 3, 2004, we entered into a Stipulation of Settlement with respect to the action brought on behalf of a purported sub-class of plaintiffs comprised of unaffiliated purchasers of our Series A preferred stock. On November 8, 2004 the settlement was approved. Terms of the settlement include: (i) dismissal of the Series A preferred lawsuit; (ii) the entry of an order releasing claims that were or could have been brought by the Series A subclass arising out of or relating to the purchase or ownership of the Series A preferred stock; (iii) the Series A preferred subclass would be offered the opportunity to exchange their Series A preferred stock for shares of our common stock valued for such purpose at a price of $10.00 per share; and (iv) the payment by us of attorneys’ fees and costs in the amount of $325,000 (to be funded by our director and officer liability insurance policy).

If we choose to settle the remaining consolidated class action lawsuit without going to trial, we may be required to pay the plaintiffs a substantial sum in the form of damages. Alternatively, if these remaining cases go to trial and we are ultimately adjudged to have violated federal securities laws, we may incur substantial losses as a result of an award of damages to the plaintiffs.

On September 3, 2004, we also entered into a Stipulation of Settlement for a stockholder derivative suit purportedly brought on our own behalf against our current and former directors and officers, alleging among other things, breaches of fiduciary duty. The same complaint also alleged that various officers and directors violated California insider trading laws when they sold shares of our stock in 2002 because of their alleged knowledge of the accounting issues that caused the restatement. In the Stipulation of Settlement, the parties agreed that the prosecution and pendency of the litigation was a factor in our agreement to seek to implement the financial program announced by us on September 3, 2004, which we refer to as the Financial Program. On November 12, 2004, the settlement was approved. Terms of the settlement include: (i) dismissal with prejudice of the derivative lawsuit; (ii) the entry of a judgment containing a release for the benefit of defendants; and (iii) payment by us of attorneys’ fees and costs in the amount of $325,000 (to be funded by our director and officer liability insurance policy). For more information about the Financial Program, see “The Rights Offering—Reasons for the Rights Offering” at page 18.

The Securities and Exchange Commission, or SEC, has informed us that it is conducting an investigation into the circumstances surrounding the restatement.

The indemnification provisions contained in our amended and restated certificate of incorporation and indemnification agreements between us and our current and former directors and officers require us to indemnify our current and former directors and officers who are named as defendants against the allegations contained in these suits unless we determine that indemnification is unavailable because the applicable current or former director or officer failed to meet the applicable standard of conduct set forth in those documents. While we have directors and officers liability insurance (subject to a $1.0 million retention and a 20% co-pay provision), we have been informed that our insurance carriers are reserving all of their rights and defenses under the policy (including the right to deny coverage) and it is otherwise uncertain whether the insurance will be sufficient to cover all damages that we may be required to pay. Further, regardless of coverage and the ultimate outcome of these suits, litigation of this type is expensive and will require that we devote substantial resources and management attention to defend these proceedings. Moreover, the mere presence of these lawsuits may materially harm our business and reputation. We have and will continue to incur substantial legal and other professional service costs in connection with the stockholder lawsuits and responding to the inquiries of the SEC. The amount of any future costs in this respect cannot be determined at this time.

We face significant competition.

Our international merchandising businesses compete with exporters, wholesalers, other membership merchandisers, local retailers and trading companies in various international markets. Some of our competitors may have greater resources, buying power and name recognition. There can be no assurance that additional competitors will not decide to enter the markets in which we operate or that our existing competitors will not compete more effectively against us. We may be required to implement price reductions in order to remain competitive should any of our competitors reduce prices in any of our markets. Moreover, our ability to operate profitably in new markets, particularly small markets, may be adversely affected by the existence or entry of competing warehouse clubs or discount retailers.

We face difficulties in the shipment of and inherent risks in the importation of merchandise to our warehouse clubs.

Our warehouse clubs import approximately 45% of the merchandise that they sell, which originates from varying countries and are transported over great distances, typically over water, which results in:

•	substantial lead times needed between the procurement and delivery of product, thus complicating merchandising and inventory control methods, as well as expense controls;

•	the possible loss of product due to theft or potential damage to, or destruction of, ships or containers delivering goods;

•	product markdowns as a result of it being cost prohibitive to return merchandise upon importation;

•	product registration, tariffs, customs and shipping regulation issues in the locations we ship to and from; and

•	substantial ocean freight and duty costs.

Moreover, each country in which we operate has different governmental rules and regulations regarding the importation of foreign products. Changes to the rules and regulations governing the importation of merchandise may result in additional delays or barriers in our deliveries of products to our warehouse clubs or product we select to import. For example, several of the countries in which our warehouse clubs are located have imposed restrictions on the importation of some U.S. beef products because of concerns about Bovine Spongiform Encephalopathy (BSE), commonly referred to as “mad cow disease.” As a result of these restrictions, sales of U.S. beef products may be impaired for the duration of these restrictions and may continue following the lifting of these restrictions because of perceptions about the safety of U.S. beef among people living in these countries. In addition, only a limited number of transportation companies service our regions. The inability or failure of one or more key transportation companies to provide transportation services to us, any collusion among the transportation companies regarding shipping prices or terms, changes in the regulations that govern shipping tariffs or the importation of products, or any other disruption in our ability to transport our merchandise could have a material adverse effect on our business, financial condition and results of operations.

The success of our business requires effective assistance from local business people. As a result, existing disputes with minority interest shareholders or other disputes with local business people upon whom we depend could adversely affect our business.

Several of the risks associated with our international merchandising business may be within the control (in whole or in part) of local business people with whom we have established formal and informal strategic relationships or may be affected by the acts or omissions of these local business people. In some cases, these local business people previously held minority interests in joint venture arrangements and now hold shares of our common stock. No assurances can be provided that these local business people will effectively help us in their respective markets. The failure of these local business people to assist us in their local markets could harm our business, financial condition and results of operations.

In July 2003, our 34% minority interest shareholder in our Guatemalan operations (PriceSmart (Guatemala) S.A.) contended, among other things, that both we and the minority interest shareholder are entitled to receive a 15% annual return upon our respective capital investments in the Guatemalan operations. We have reviewed the claim and other pertinent information in relation to the Guatemalan joint venture agreement, as amended, and we do not concur with the minority shareholder’s conclusion. The Guatemalan minority shareholder continues to assert a right to receive a 15% annual return on its capital investment, which it alleged had accrued to $1.7 million as of November 30, 2004. The Guatemalan minority shareholder additionally asserts that we have inappropriately charged PriceSmart (Guatemala), S.A. at least $11.4 million with regard to various fees, expenses and certain related matters. We have responded that we disagree with virtually all of the minority shareholder’s assertions, and the minority shareholder advised that it might commission an audit with regard to such matters. On December 13, 2004, we initiated binding arbitration proceedings against the Guatemalan minority interest shareholder in an effort to obtain a declaration from the arbitrator that, among other things, the shareholders of PriceSmart (Guatemala), S.A. are not entitled to a 15% annual return on their investments and that PriceSmart (Guatemala), S.A. has not been inappropriately charged for various fees and expenses.

In addition, our two minority shareholders in the Philippines (which together comprise a 48% ownership interest in our Philippine operations (PSMT Philippines, Inc.)) have taken the position that an “impasse” of the Board of Directors of PSMT Philippines, Inc. has been reached. These minority shareholders have therefore sought to invoke the “buy-sell” provisions of the parties’ Shareholders’ Agreement (pursuant to which one shareholder may offer to purchase the interest of the other shareholders (at an appraised value) at which point the offeree shareholder may make a counter offer and the process continues until an offer is accepted). We contend, among other things, that pursuant to the terms of the Shareholders’ Agreement no “impasse” can be reached (and hence the buy-sell provisions do not become applicable) until after the respective shareholders’ principal representatives have met to discuss pending issues. Nevertheless, there is some likelihood that our dispute may result in litigation on this issue and on other matters pertaining to the Philippines operations.

The ultimate outcome of these disputes could have a material adverse effect on our business, financial condition, operating results, cash flow or liquidity. While we believe our interpretation of the relevant documents is correct, arbitration and litigation are inherently unpredictable. Further, regardless of the ultimate outcome of these suits, litigation of this type is expensive and may require that we devote substantial resources and management attention to these proceedings.

Also, we have agreements with Banco Promerica and its affiliates, which we refer to as Promerica, by which we and Promerica have issued co-branded credit cards, used primarily in our Latin American segment, that reduce the costs to us of credit card processing fees associated with the use of these cards in our warehouse clubs. Edgar Zurcher, who is one of our directors, is also Chairman of the Board of Banca Promerica (Costa Rica) and is also a director of Banco Promerica (El Salvador). If, for any reason, we were unable to continue to offer the co-branded credit card and if we were unable to promptly enter into a similar program with another credit card service provider, the result would be an increase in our costs and potentially a negative effect on sales.

We are exposed to weather and other risks associated with international operations.

Our operations are subject to the volatile weather conditions and natural disasters such as earthquakes, typhoons and hurricanes, which are encountered in the regions in which our warehouse clubs are located and which could result in significant damage to, or destruction of, or temporary closure of our warehouse clubs. For example, during September 2004, while no damage was sustained from the multiple hurricanes in the Caribbean, a total of eight days of sales were lost due to selected warehouse club closures resulting from heavy rains, local flooding and government advisories to stay off the roads. Losses from business interruption may not be adequately compensated by insurance and could have a material adverse effect on our business, financial condition and results of operations.

Declines in the economies of the countries in which we operate our warehouse clubs would harm our business.

The success of our operations depends to a significant extent on a number of factors that affect discretionary consumer spending, including employment rates, business conditions, consumer spending patterns and customer preferences and other economic factors in each of our foreign markets. Adverse changes in these factors, and the resulting adverse impact on discretionary consumer spending, would affect our growth, sales and profitability. In addition, a significant decline in these economies may lead to increased governmental ownership or regulation of the economy, higher interest rates, increased barriers to entry such as higher tariffs and taxes, and reduced demand for goods manufactured in the United States. Any general instability in the national or regional economies of the foreign countries, in which we currently operate, could have a material adverse effect on our business, financial condition and results of operations.

A few of our stockholders have control over our voting stock, which will make it difficult to complete some corporate transactions without their support and may prevent a change in control.

As of October 29, 2004, the Prices comprise a group that may be deemed to beneficially own 62% of our common stock. Because the group may be deemed to beneficially own, in the aggregate, more than 50% of our common stock, we are a “controlled company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5). As a result of their beneficial ownership, these stockholders have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election of directors. In addition, this ownership could discourage the acquisition of our common stock by potential investors and could have an anti-takeover effect, possibly depressing the trading price of our common stock. Depending on the extent to which our stockholders participate in the rights offering contemplated hereby, the Prices may continue to beneficially own more than 50% of our common stock.

The loss of key personnel could harm our business.

We depend to a large extent on the performance of our senior management team and other key employees, such as U.S. ex-patriots in certain locations where we operate, for strategic business direction. The loss of the services of any members of our senior management or other key employees could have a material adverse effect on our business, financial condition and results of operations.

We are subject to volatility in foreign currency exchange.

We, primarily through majority or wholly owned subsidiaries, conduct operations primarily in Latin America, the Caribbean and Asia, and as such is subject to both economic and political instabilities that cause volatility in foreign currency exchange rates or weak economic conditions. As of August 31, 2004, we had a total of 26 consolidated warehouse clubs operating in 12 foreign countries and one U.S. territory, 19 of which operate under currencies other than the U.S. dollar. For fiscal 2004, approximately 78% of our net warehouse sales were in foreign currencies. Also, as of August 31, 2004, we had three warehouse clubs in Mexico, operated under a 50/50 joint venture accounted for under the equity method of accounting, which operate under the Mexican Peso.

We may enter into additional foreign countries in the future or open additional locations in existing countries, which may increase the percentage of net warehouse sales denominated in foreign currencies.

Foreign currencies in most of the countries where we operate have historically devalued against the U.S. dollar and are expected to continue to devalue. For example, the Dominican Republic experienced a net currency devaluation of 81% between the end of fiscal 2002 and the end of fiscal 2003 and 13% (significantly higher at certain points of the year) between the end of fiscal 2003 and the end of fiscal 2004. Foreign exchange transaction losses, including repatriation of funds, which are included as a part of the costs of goods sold in the consolidated statement of operations, for fiscal 2004, 2003 and 2002 were approximately $579,000, $605,000 and $1.2 million, respectively.

We face the risk of exposure to product liability claims, a product recall and adverse publicity.

We market and distribute products, including meat, dairy and other food products, from third-party suppliers, which exposes us to the risk of product liability claims, a product recall and adverse publicity. For example, we may inadvertently redistribute food products that are contaminated, which may result in illness, injury or death if the contaminants are not eliminated by processing at the foodservice or consumer level. We generally seek contractual indemnification and insurance coverage from our suppliers. However, if we do not have adequate insurance or contractual indemnification available, product liability claims relating to products that are contaminated or otherwise harmful could have a material adverse effect on our ability to successfully market our products and on our business, financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding a product recall or any assertion that our products caused illness or injury could have a material adverse effect on our reputation with existing and potential customers and on our business, financial condition and results of operations.

The adoption of the Financial Accounting Standards Board Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” could adversely affect our future results of operations and financial position.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” which we adopted, effective September 1, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. As of August 31, 2002, we had goodwill of approximately $23.1 million. We performed our impairment test on goodwill as of August 31, 2004 and August 31, 2003, and no impairment losses were recorded. In the future, we will test for impairment at least annually. Such tests may result in a determination that these assets have been impaired. If at any time we determine that an impairment has occurred, we will be required to reflect the impaired value as a part of operating income, resulting in a reduction in earnings in the period such impairment is identified and a corresponding reduction in our net asset value. A material reduction in earnings resulting from such a charge could cause us to fail to be profitable or increase the amount of our net loss in the period in which the charge is taken or otherwise to fail to meet the expectations of investors and securities analysts, which could cause the price of our stock to decline.

We face increased costs and compliance risks associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Like many smaller public companies, we face a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of public companies to evaluate, and the independent auditors to attest to the effectiveness of internal control over financial reporting and the evaluation performed by management. The SEC has adopted rules implementing Section 404 for public companies as well as disclosure requirements. The Public Company Accounting Oversight Board has adopted documentation and attestation standards that the independent auditors must follow in conducting our attestation under Section 404. We are currently preparing for, and incurring significant expenses related to, compliance with Section 404, which for fiscal year 2005 has been estimated at approximately $1.7 million. However, it cannot be assured that we and our advisors have adequately projected the cost or duration of implementation or planned sufficient personnel for the project, and more costs and time could be incurred than currently anticipated. Moreover, there can be no assurance that we will be able to effectively meet all of the requirements of Section 404 as currently known to us in the currently mandated timeframe. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations, result in management’s being required to give a qualified assessment of our internal controls over financial reporting or our independent auditors’ providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Risks Related to the Rights Offering

We may terminate the rights offering before the expiration of the $7 or $8 subscription period. If we terminate the rights offering, neither we nor the subscription agent will have any obligation to you except to return your subscription payments without interest.

We may in our sole discretion decide not to continue with the rights offering or to terminate the rights offering prior to the expiration of the $7 or $8 subscription period. This decision would be based upon various factors, including market conditions. We currently have no intention to terminate the rights offering, but we are reserving the right to do so. If we terminate the rights offering, neither we nor the subscription agent will have any obligation to you with respect to the rights, except to return your subscription payments, without interest or deduction, to the extent you have not received shares of common stock pursuant to such subscription payments. In addition, if you purchase rights on the public market and we later terminate the rights offering, you will lose the purchase price you paid for your rights.

You should not consider the subscription prices of our common stock as an indication of the value of our company or our common stock.

The subscription prices of our common stock may not reflect the value of our company. After discussions with our management about our financial condition and long-term operating goals and after a consideration of what would be fair to us and our unaffiliated stockholders, representatives of The Price Group proposed the subscription prices for purposes of the rights offering. These subscription prices do not necessarily bear any relationship to the book value of our assets, historic or future cash flows, financial condition, recent or historic stock prices or any other established criteria for valuation, and you should not consider the subscription prices as any indication of the value of our company. We cannot assure you that our common stock will trade at prices in excess of the subscription price at any time after the date of this prospectus.

Stockholders who do not fully exercise their rights will have their interests diluted by stockholders who do exercise their rights.

Based on the number of shares of our common stock outstanding as of November 24, 2004 and the fact that the Prices have agreed not to exercise rights they may receive on 7,223,061 shares of our common stock beneficially owned by them as of the record date, the rights offering will result in our issuance of up to an additional 16,052,668 shares of our common stock. If you choose not to fully exercise your rights, or if you are a non-U.S. stockholder that is not permitted to participate in the rights offering, your relative ownership interests in our company will be diluted. Rights holders who, prior to the expiration of the rights offering, do not exercise their rights, or who sell their rights or have their rights sold on their behalf also will have their relative ownership interests in us diluted.

Once you exercise your rights, you may not revoke your commitment.

Once you exercise your rights, you may not revoke your commitment. Therefore, even if circumstances arise after you have subscribed in the offering that cause you to change your mind about investing in our common stock, you will nonetheless be legally bound to proceed.

If we issue a large number of shares in this offering, their sale after the offering could depress the market price of our stock.

As of November 30, 2004, there were 17,525,607 shares of our common stock issued and outstanding not including treasury shares. If all subscription rights in this offering that are eligible to be exercised are exercised, we would issue 16,052,668 shares of common stock, and we would have a total, of 33,578,275 shares outstanding, assuming no other issuances or repurchases of common stock. We do not know the extent to which rights holders will exercise their subscription rights in this offering. However, if a substantial number rights are exercised, the sale of numerous shares of common stock in the months soon after the completion of the rights offering could depress the market price of our common stock.

Our market price is subject to sudden and significant swings, which may cause the resale price of your shares to be less than the subscription price.

There can be no assurance that, after we issue the shares of common stock upon exercise of rights, a subscribing holder will be able to sell shares of common stock purchased in this offering at a price equal to or greater than the subscription price.

We do not have a history of paying cash dividends on our common stock.

We have never declared a cash dividend on our common stock and do not anticipate doing so in the foreseeable future.

You must act promptly and follow instructions carefully if you want to exercise your rights.

Eligible participants and, if applicable, brokers acting on their behalf, who desire to purchase common stock in the rights offering must act promptly to ensure that all required certificates and payments are actually received by the subscription agent, Mellon Bank, N.A., with respect to the rights before the expiration of the $7 subscription period at 5:00 p.m. New York City time, on Friday, January 21, 2005 or, with respect to the $8 subscription period at 5:00 p.m. New York City time, on Wednesday, December 21, 2005. The time period to exercise rights is limited. If you or your broker fail to complete and sign the required rights certificate, send an incorrect payment amount, or otherwise fail to follow the procedures that apply to the exercise of your rights, we may, depending on the circumstances, reject your exercise of rights or accept it to the extent of the payment received, in which event, your current investment in our company would be diluted. Neither we nor the subscription agent undertake to contact you concerning, or attempt to correct, an incomplete or incorrect rights certificate or payment or contact you concerning whether a broker holds rights on your behalf. We have the sole discretion to determine whether an exercise properly follows the applicable procedures.

FORWARD-LOOKING STATEMENTS

Any statements in this prospectus, including the documents that we incorporate by reference herein, about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by the use of words or phrases such as “believe,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and “would.” Forward-looking statements are not guarantees of performance. They involve known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to differ materially from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to those set forth under the heading “Risk Factors.”

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. Before deciding to purchase our common stock, you should carefully consider the information in this prospectus.

USE OF PROCEEDS

If all of the rights are exercised at a subscription price of $7, we will receive approximately $112.4 million, before deducting any offering expenses. If none of the rights are exercised at a subscription price of $7 and all of the rights are exercised at a subscription price of $8, we will receive approximately $128.4 million, before deducting any offering expenses. As described more fully in “The Rights Offering—Reasons for the Rights Offering,” if we do not receive at least $25.0 million in proceeds during the first month of the rights offering, The Price Group will purchase, in a private placement, enough shares of our common stock to ensure that we receive $25.0 million of new equity financing through the rights offering and such purchase. The expenses associated with the rights offering are estimated to be $0.6 million. We plan to use $7.0 million of proceeds from the rights offering for site work and construction of a fourth warehouse club in Costa Rica and $7.2 million to retire short-term debt associated with six separate facilities with various maturity dates extending through March 2005 and interest rates ranging from 6.25% to 10.0%. Further, we plan to use $3.0 million of proceeds received from the rights offering to repay a $3.0 million loan extended to us by The Price Group, the proceeds of which were used for the acquisition of land for the new Costa Rica location. The $3.0 million loan from The Price Group was entered into on November 3, 2004 and bears interest at 5% per annum with a term of 90 days. The remaining proceeds received from the rights offering will be used for working capital and general corporate purpose. If the rights offering generates significantly more than $25.0 million in proceeds, we may elect to use a portion of the proceeds to retire portions of our long-term debt.

DIVIDEND POLICY

We have never paid a cash dividend on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Further, our senior indebtedness with the International Finance Corporation prohibits us from paying dividends except out of retained earnings and only then if we are otherwise in compliance with additional covenants. We do not currently have retained earnings.

MARKET PRICE OF COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock has been quoted and traded on the Nasdaq National Market under the symbol “PSMT” since September 2, 1997. As of November 12, 2004, there were approximately 3,500 holders of the common stock.

	Dates		Stock Price
	From	To	High	Low
2003 CALENDAR QUARTERS
First Quarter	9/1/02	11/30/02	$27.649	$16.500
Second Quarter	12/1/02	2/28/03	25.190	15.170
Third Quarter	3/1/03	5/31/03	17.690	14.250
Fourth Quarter	6/1/03	8/31/03	15.500	8.990

2004 CALENDAR QUARTERS
First Quarter	9/1/03	11/30/03	$10.920	$5.750
Second Quarter	12/1/03	2/29/04	7.270	5.300
Third Quarter	3/1/04	5/31/04	7.440	4.890
Fourth Quarter	6/1/04	8/31/04	8.950	5.170

The closing price of our common stock on December 16, 2004 was $8.35.

THE RIGHTS OFFERING

General

As soon as practicable, we will distribute to each holder of our common stock, at no charge, one transferable subscription right for each share of our common stock owned by such holder as of the close of business on the record date. The rights will be evidenced by rights certificates.

Each right entitles its holder to purchase: (i) for a period of one month, 1.5 shares of our common stock for each share of common stock they own as of the November 24, 2004, at a price of $7 per share; and (ii) for a period of eleven months beginning after the one month period referred to in part (i) above expires, 1.5 shares of common stock for each share of common stock they own as of November 24, 2004, at a price of $8 per share. If a rights holder exercises a right at a subscription price of $7, such rights holder may not also exercise that right at a subscription price of $8. Therefore, in total, stockholders will only receive sufficient rights to enable them to purchase 1.5 shares of common stock for each share they own as of November 24, 2004, regardless of when they exercise their rights. If a right is subscribed at $7, the subscription price would reflect an approximately 20% discount to the $8.80 per share last sales price of our common stock on the Nasdaq National Market on September 3, 2004, the last trading day before the announcement of the subscription prices. Rights holders will not have the right to subscribe for shares not purchased by rights holders who hold rights at the expiration of the $8 subscription period and elect not to exercise their rights.

The following describes the rights offering in general and assumes (unless specifically provided otherwise) that you are a record holder of our common stock. If you hold your shares of our common stock in a brokerage account or through a dealer or other nominee, please see the information included below under the heading “—Beneficial Owners.” As used in this prospectus and in the related instructions for completing rights certificates, the term “business day” means any day on which securities may be traded on the Nasdaq National Market.

Reasons for the Rights Offering

As previously disclosed in our Current Report on Form 8-K filed with the SEC on November 4, 2004, we have begun implementing a transaction designed to improve our profitability by reducing our interest payments and eliminating our preferred stock dividend obligations. As of the date of this prospectus, substantially all of the common stock issuable to our affiliates pursuant to such transaction has been issued. The purposes of this rights offering are to provide holders of our common stock not affiliated with us or the Prices, an opportunity to further invest in us and maintain a portion, if not all, of their proportionate interest in our common stock at a lower price per share than was offered to the Prices in connection with our exchange of common stock for obligations owed by us to the Prices and for shares of preferred stock held by the Prices, as described below, and to allow us to obtain long-term financing through an equity offering to our common stockholders. On October 29, 2004, we held a special meeting of stockholders to approve elements of the transaction as required by Nasdaq Marketplace Rules and the Delaware General Corporation Law. The transaction includes the following elements, each of which was approved by our common stockholders at the special meeting:

•	a private placement of 3,164,726 shares of our common stock, at a price of $8 per share, to The Price Group to be funded through the conversion of a $25.0 million bridge loan, together with accrued and unpaid interest, extended to us by The Price Group on August 31, 2004;

•	an issuance of an aggregate of 2,200,000 shares of our common stock to the Sol and Helen Price Trust, the Price Family Charitable Fund, the Robert and Allison Price Charitable Remainder Trust, the Robert and Allison Price Trust 1/10/75 and The Price Group in exchange for all of the outstanding shares of our 8% Series B Cumulative Convertible Redeemable Preferred Stock, par value $.0001 per share;

•	an issuance of 2,597,200 shares of our common stock, valued for such purpose at a price of $8 per share, to The Price Group in exchange for up to $20.0 million of current obligations, plus accrued and unpaid interest, we owed to The Price Group;

•	an issuance of up to 16,052,668 shares of our common stock in connection with the rights offering described herein;

•	an issuance of up to 3,125,000 shares of our common stock, at a price of $8 per share, to The Price Group to ensure that this rights offering generates at least $25.0 million in proceeds;

•	an issuance of up to 2,223,104 shares of our common stock associated with an offer to exchange common stock, valued for such purpose at a price of $10 per share, to the holders of all of the shares of our 8% Series A Cumulative Convertible Redeemable Preferred Stock, par value $.0001 per share, in exchange for all of the outstanding shares of our Series A Preferred Stock at its initial stated value of $20.0 million plus all accrued and unpaid dividends; and

•	an amendment to our Amended and Restated Certificate of Incorporation to increase our number of authorized shares of common stock from 20,000,000 to 45,000,000 shares.

As previously disclosed in our Current Report on Form 8-K filed with the SEC on October 8, 2004, on October 4, 2004 we entered into a Common Stock Purchase Agreement with The Price Group, the Sol and Helen Price Trust, the Price Family Charitable Fund, the Robert and Allison Price Charitable Remainder Trust and the Robert and Allison Price Trust 1/10/75 to effectuate the private placement and the exchange of shares of our common stock for all of our outstanding Series B Preferred Stock and the current obligations, as described above. On October 25, 2004, the Price Family Charitable Fund donated its shares of Series B Preferred Stock to a public charity on the condition that such charity agree to be subject to the terms and conditions of the Common Stock Purchase Agreement. On October 29, 2004, following approval by our common stockholders of the above described transaction at a special meeting of stockholders called for such purpose, we issued an aggregate of 7,161,926 shares of common stock to The Price Group, the Sol and Helen Price Trust and the Robert and Allison Price Trust 1/10/75 to consummate the private placement and the exchange of common stock for all of our outstanding Series B Preferred Stock and the current obligations on the condition that such entities agree not to exercise or convey any rights they may receive pursuant to this rights offering on such shares. In connection therewith, we also issued 300,000 shares of common stock to the Robert and Allison Price Charitable Remainder Trust. We have agreed to register with the SEC for resale all 7,461,926 of these shares together with 500,000 shares of common stock issued to the public charity pursuant to the exchange of our common stock for all of our Series B Preferred Stock. On November 23, 2004, we issued 61,135 shares of our common stock to the Sol and Helen Price Trust pursuant to the offer to the holders of our Series A Preferred Stock to exchange shares of our common stock for all of our outstanding shares of Series A Preferred Stock. The Sol and Helen Price Trust has agreed not to exercise or convey any rights it may receive on the 61,135 shares of common stock it received pursuant to such exchange.

As mentioned above, if upon expiration of the $7 subscription period we have not received at least $25.0 million in proceeds from the rights offering, The Price Group has agreed to purchase from us the number of shares of our common stock equal to the shortfall, if any, divided by $8, at a price of $8 per share. Concurrent with this purchase of common stock by The Price Group, we will grant The Price Group a non-transferable put option giving The Price Group the right, at its election, to require us to purchase at any time during the thirty (30) days following the end of the rights offering subscription period a number of shares equal to the lesser of (i) the dollar amount raised by us from the exercise of rights upon the conclusion of the $8 subscription period divided by $8, and (ii) the number of shares purchased by The Price Group upon the conclusion of the $7 subscription period, in each case at a price of $8 per share. We have agreed to register with the SEC for resale the shares of our common stock issuable in connection with the purchase by The Price Group upon the conclusion of the $7 subscription period, if any. If the rights offering is 0% subscribed upon expiration of the $7 subscription period, this purchase by The Price Group will require the issuance of 3,125,000 shares of common stock.

As previously stated, the Prices comprise a group that may be deemed to beneficially own greater than 50% of our common stock. The following table reflects the dilution of the Prices’ ownership in our common stock through the rights offering assuming different levels of stockholder participation in the rights offering. The table assumes each stockholder will subscribe in the rights offering proportionately to the overall level of subscription, meaning that if the rights offering is 50% subscribed, each individual stockholder will exercise 50% of his, her or its rights. This table also assumes that the Prices do not exercise any rights granted to them pursuant to the rights offering. However, the Prices may exercise rights granted to them pursuant to the rights offering on an aggregate of 3,566,512 shares of common stock.

	Stockholder Subscription of the Rights Offering
	50% Subscribed	25% Subscribed	0% Subscribed
The Prices’ Beneficial Ownership of Common Stock	40%	47%	61%

As described above, the Prices are the beneficial owners of greater than 50% of our common stock, and depending on the extent to which the rights offering is subscribed by our common stockholders, may continue to be the beneficial owners of greater than 50% of our common stock following the rights offering.

Determination of Subscription Price

After discussions with management about our financial condition and long-term operating goals and after a consideration of what would be fair to us and our unaffiliated stockholders, representatives of The Price Group proposed the value to be ascribed to our common stock for purposes of the $25.0 million private placement, the exchange of common stock for all of our outstanding Series B Preferred Stock and the exchange of our common stock for the up to $20.0 million in current obligations owed to The Price Group. Concurrently therewith, such representatives also proposed the prices per share for this rights offering, the potential purchase by The Price Group of up to 3,125,000 shares of our common stock at $8 per share upon the conclusion of the $7 subscription period and the exercise price of the put option that would be granted in connection with such purchase by The Price Group, if any. Except for the $7 per share price applicable during the first month of the rights offering, the deemed values for the common stock were greater than the market price of the common stock at the time the initial proposals were made to us. The deemed exchange value for the common stock used in the offer to exchange our common stock for all of our outstanding Series A Preferred Stock was separately negotiated by our outside counsel and counsel to plaintiffs in the federal class action lawsuit entitled Performance Capital, L.P. v. PriceSmart, Inc. et al. These exchange values were estimates only, and there can be no assurance that our common stock will attain, or maintain for any period of time, a market price approaching such estimate in the future.

Expiration Time

You may exercise your subscription privilege at any time before the expiration time, which is 5:00 p.m., New York City time, on Friday, January 21, 2005, in order to exercise a right at a subscription price of $7, or from the expiration of the $7 subscription period until 5:00 p.m., New York City time on Wednesday, December 21, 2005 to exercise a right at a subscription price of $8, unless the rights offering is terminated or extended. If you do not exercise your rights before the expiration of the $8 subscription period, your rights will expire and become null and void. If you desire to exercise your rights during the $7 subscription period, we will not be obligated to honor your exercise of rights if the subscription agent receives any of the required documents relating to your exercise of such subscription privilege after the expiration time for the $7 subscription period, regardless of when you transmitted the documents, unless you have timely transmitted the documents pursuant to the guaranteed delivery procedures described below. If the subscription agent receives documents related to an exercise of rights at a subscription price of $7 after the expiration of the $7 subscription period, your subscription price will be returned to you. We will not be obligated to honor your exercise of rights if the subscription agent receives any of the required documents relating to your exercise of subscription privileges after the expiration of the $8 subscription period, regardless of when you transmitted the documents, unless you have timely transmitted the documents pursuant to the guaranteed delivery procedures described below.

We may extend the expiration time for the $7 subscription period or the $8 subscription period for any reason, and you will not be able to revoke your exercise of subscriptions.

If we elect to extend the expiration time for the $7 subscription period or the $8 subscription period, we will issue a press release announcing the extension before 9:00 a.m. Pacific time on the first business day after the most recently announced expiration time.

Subscription Privilege

Each right entitles the holder to purchase 1.5 shares of our common stock, upon delivery of the required documents and payment of the proper subscription price per share, prior to the expiration time. You are not required to exercise your subscription privilege.

Exercising Your Rights

You may exercise your rights by delivering the following to the subscription agent before the expiration time for the $7 subscription period or the $8 subscription period:

•	your properly completed and executed rights certificate evidencing the exercised rights with any required signature medallion guarantees or other supplemental documentation; and

•	your payment in full of the subscription price for each share of common stock subscribed for pursuant to the subscription privilege.

Alternatively, if you deliver a notice of guaranteed delivery together with your subscription price payment prior to the expiration time for the $7 subscription period or the $8 subscription period, as the case may be, you must deliver the rights certificate within three business days following the expiration time for the $7 subscription period or the $8 subscription period, as the case may be, using the guaranteed delivery procedures described below under the heading “—Guaranteed Delivery Procedures.”

Payment of Subscription Price

Your cash payment of the subscription price for the rights must be made by either certified check, bank draft or money order payable to Mellon Bank, N.A. Your cash payment of the subscription price for the rights will be deemed to have been received by the subscription agent only when the subscription agent receives your certified check, bank draft or money order.

We will retain any interest earned on any cash funds held by the subscription agent in connection with the rights offering prior to the consummation of the rights offering or the return of such funds, if required, pursuant to this prospectus.

The subscription agent will hold your payment of the subscription price for the rights in a segregated account with other payments received from holders of rights until we issue to you your shares of common stock or return your overpayment, if any.

Exercising a Portion of Your Rights

If you subscribe for fewer than all of the shares of common stock that you are eligible to purchase pursuant to the subscription privilege represented by your rights certificate, you may, under certain circumstances, request from the subscription agent, a new rights certificate representing the unused rights and then attempt to sell your unused rights. See “—Method of Transferring and Selling Rights” below.

Alternatively, you may transfer a portion of your rights and request from the subscription agent, a new rights certificate representing the rights you did not transfer.

Calculation of Rights Exercised

If you do not indicate the number of shares being purchased for the rights you receive, or do not forward full payment of the aggregate subscription price for the number of shares that you indicate are being purchased, then you will be deemed to have exercised the subscription privilege with respect to the maximum number of shares that may be purchased for the aggregate subscription price payment received by the subscription agent. If your full subscription price payment is not applied to your purchase of shares of common stock, the subscription agent will return to you by mail or similarly prompt means, or as otherwise instructed by us, the excess amount without interest or deduction as soon as practicable.

Instructions for Completing the Rights Certificates

You should read and follow the instructions accompanying the rights certificates carefully. If you want to exercise your rights, you must send your completed rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. You should not send the rights certificates, any related documentation or payment of the subscription price to us. Any rights certificates and other items received by us relating to the subscriptions will be returned to the sender.

You bear all risk for the method of delivery of rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. If you send the rights certificates and other items by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery and clearance of cash payment prior to the expiration time.

Signature Medallion Guarantee May Be Required

Your signature on each rights certificate must be medallion guaranteed by an eligible institution such as a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your rights certificate is registered in your name; or

•	you are an eligible institution.

Delivery of Subscription Materials and Payment

You should deliver your rights certificate and payment for the common stock subscribed for, as well as any nominee holder certifications, notices of guaranteed delivery and any other required documentation to the subscription agent, Mellon Bank, N.A. as follows:

By Mail:	By Hand:

PriceSmart, Inc. c/o Mellon Bank, N.A. Attention: Reorganization Dept. P.O. Box 3301 South Hackensack, NJ 07606	PriceSmart, Inc. c/o Mellon Bank, N.A. Attention: Reorganization Dept. 120 Broadway, 13th Floor New York, NY 10271

By Overnight Courier:

PriceSmart, Inc.

c/o Mellon Bank, N.A.

Attention: Reorganization Dept.

85 Challenger Road, 2nd Floor

Overpeck Centre

Ridgefield Park, NJ 07660

Guaranteed Delivery Procedures

If you wish to exercise your rights, but you do not have sufficient time to deliver the rights certificate evidencing your rights to the subscription agent before the expiration of the $7 or $8 subscription period, as the case may be, you may exercise your rights by the following guaranteed delivery procedures:

•	provide your payment in full of the subscription price for each share of common stock being subscribed for pursuant to the subscription privilege to the subscription agent before the applicable expiration time;

•	deliver a notice of guaranteed delivery to the subscription agent at or before the expiration time; and

•	deliver the properly completed rights certificate evidencing the rights being exercised (and, if applicable for a nominee holder, the related nominee holder certification), with any required signatures medallion guaranteed, to the subscription agent, within three business days following the expiration time for the $7 subscription period or the $8 subscription period, as the case may be.

Your notice of guaranteed delivery must be substantially in the form provided with the “Instructions for Use of PriceSmart, Inc. Common Stock Rights Certificates” distributed to you with your rights certificate. Your notice of guaranteed delivery must come from an eligible institution which is a member of, or a participant in, a signature guarantee medallion program acceptable to the subscription agent. In your notice of guaranteed delivery you must state:

•	your name;

•	the number of rights represented by your rights certificate, the number of shares of common stock you are subscribing for pursuant to the subscription privilege; and

•	your guarantee that you will deliver to the subscription agent any rights certificates evidencing the rights you are exercising within three business days following the expiration time for the $7 subscription period or the $8 subscription period, as the case may be.

You may deliver the notice of guaranteed delivery to the subscription agent in the same manner as the rights certificate at the addresses set forth under “—Delivery of Subscription Materials and Payment” above.

Eligible institutions may also transmit the notice of guaranteed delivery to the subscription agent by facsimile transmission to (201) 296-4293. To confirm facsimile deliveries, you may call (201) 296-4860.

The information agent will send you additional copies of the form of notice of guaranteed delivery if you need them. Please call the information agent at (888) 867-6003.

Notice to Nominees

If you are a broker, a dealer, a trustee or a depositary for securities who holds shares of our common stock for the account of others as a nominee holder, you should notify the respective beneficial owners of those shares of the issuance of the rights as soon as possible to find out the beneficial owners’ intentions. You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificates and submit them to the subscription agent with the proper payment. A nominee holder that holds shares of common stock for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of common stock on the record date, so long as the nominee submits the appropriate rights certificates and certifications and proper payment to the subscription agent.

If you hold shares of common stock as a nominee holder for beneficial owners whose address is outside the United States, see “—Foreign Stockholders.”

Beneficial Owners

If you are a beneficial owner of shares of our common stock or rights that you hold through a nominee holder, we will ask your broker, dealer or other nominee to notify you of this rights offering. If you wish to exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, dealer or other nominee with the other subscription materials. If you are outside the United States, see “—Foreign Stockholders.”

Procedures for DTC Participants

We expect that the rights will be eligible for transfer, and that your exercise of your subscription privilege with respect to rights may be made, through the facilities of DTC.

Determinations Regarding the Exercise of Rights

We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of rights. Our decisions will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within whatever time we determine. We may reject the exercise of any of your rights because of any defect or irregularity. Your subscription will not be deemed to have been received or accepted until all irregularities have been waived by us or cured by you within the time we decide, in our sole discretion.

We reserve the right to reject your exercise of rights if your exercise is not in accordance with the terms of the rights offering or in proper form. Neither we nor the subscription agent will have any duty to notify you of a defect or irregularity in your exercise of the rights. We will not be liable for failing to give you that notice. We will also not accept your exercise of rights if our issuance of shares of common stock pursuant to your exercise could be deemed unlawful or materially burdensome. See “—Regulatory Limitation” and “—Compliance with Regulations Pertaining to the Rights Offering” below.

No Revocation of Exercised Rights

Once you have exercised your subscription privilege and you may not revoke your exercise. Even if we extend the expiration time for the $7 subscription period or the $8 subscription period, you may not revoke your exercise.

Subscription Agent

We have appointed Mellon Bank, N.A. as subscription agent for the rights offering. We will pay its fees and expenses related to the rights offering and have agreed to indemnify it from liabilities it may incur in connection with the rights offering.

Information Agent

We have appointed Mellon Bank, N.A. as information agent for the rights offering. We will pay its fees and expenses related to the rights offering and have agreed to indemnify it from liabilities it may incur in connection with the rights offering. You may direct any questions or requests for assistance concerning the method of exercising your rights, additional copies of this prospectus, the instructions for the rights, the nominee holder certification, the notice of guaranteed delivery or other subscription materials referred to herein, to the information agent for the rights offering, at the following telephone number and address:

Mellon Bank, N.A.

85 Challenger Road, 2nd Floor

Overpeck Centre

Ridgefield Park, NJ 07660

TOLL FREE: (888) 867-6003

Method of Transferring and Selling Rights

The rights will be listed for trading on the Nasdaq National Market under the symbol “PSMTR”. We expect that the rights may be purchased or sold through usual investment channels until 5:00 p.m., New York City time, on Wednesday, December 21, 2005, the expiration time for the $8 subscription period. You may not sell, transfer or send your rights or rights certificate to anyone outside the United States unless the foreign person provides evidence satisfactory to us that such sale or transfer is lawful. There has been no prior public market for the rights, and we cannot assure you that a trading market for the rights, will exist or develop or, if a market develops, that the market will remain available throughout the subscription period. We also cannot assure you of the price at which the rights will trade, if at all. If you do not exercise or sell your rights you will lose any value inherent in the rights. See “—General Considerations Regarding the Partial Exercise, Transfer or Sale of Rights” below.

Transfer of Rights

You may transfer rights in whole by endorsing the rights certificate for transfer and by following the instructions for transfer included in the information sent to you with your rights certificate. If you wish to transfer only a part of the rights, you should deliver your properly endorsed rights certificate to the subscription agent. With your rights certificate, you should include instructions to register in the name of the transferee such portion of the rights evidenced thereby that you wish to transfer and to issue a new rights certificate to the transferee evidencing that portion of the rights that you wish to transfer. You may only transfer whole rights and not fractions of a right. If there is sufficient time before the expiration of the $8 subscription period, the subscription agent will send you a new rights certificate evidencing the balance of the rights issued to you but not transferred to the transferee. You may also instruct the subscription agent to send the rights certificate to one or more additional transferees. If you wish to sell your remaining rights, you may request that the subscription agent transfer your certificates representing your remaining rights to your broker or dealer so that you may sell them through your broker or dealer. You may also request that the subscription agent, sell your rights for you, as described below.

We and the subscription agent reserve the right without liability to treat as invalid any exercise or purported exercise of rights evidenced by a completed rights certificate or any transfer or purported transfer of a rights certificate that appears to us or the subscription agent to have been executed, effected or dispatched into, in or from a jurisdiction other than the United States or if the transferee of any purported transfer of a rights certificate appears to be resident outside the United States unless it is otherwise lawful for them to do so. At the time of transfer or exercise, these foreign persons must provide evidence satisfactory to us, such as a legal opinion from local counsel, that it is lawful for them to do so.

If you wish to transfer all or a portion of your rights, you should allow a sufficient amount of time prior to the expiration of the $8 subscription period for the subscription agent to:

•	receive and process your transfer instructions; and

•	issue and transmit a new rights certificate to your transferee or transferees with respect to transferred rights, and to you with respect to any rights you retained.

Neither we nor the subscription agent will have any liability to you if you or your transferee does not receive any new rights in time to exercise or transfer such rights.

If you wish to transfer your rights, your rights certificate must be medallion guaranteed by an eligible institution.

Sales of Rights through the Subscription Agent

If you choose not to sell your rights through your broker or dealer, you may seek to sell your rights only through the subscription agent. If you wish to have the subscription agent seek to sell your rights, you must deliver your properly executed rights certificate, with appropriate instructions, to the subscription agent. If you want the subscription agent to seek to sell only part of your rights, you must send the subscription agent instructions setting forth what you would like done with the rights, along with your rights certificate. You may only seek to sell whole rights and not fractions of a right through the subscription agent.

If the subscription agent sells rights for you, the subscription agent will send you by mail a check for the net proceeds from the sale of any of your rights as soon as practicable after such sale. If your rights can be sold, the sale will be placed, to the extent possible, with a broker on the next trading day on the Nasdaq National Market following receipt of the sale request. You will be deemed to have sold your rights at the actual sale price received for such sale. The fees charged by the subscription agent for selling rights will be deducted from the sale price for such rights sold. We cannot assure you, however, that a market will develop for the rights or that the subscription agent will be able to sell your rights.

You must have your order to sell your rights to the subscription agent before 11:00 a.m., New York City time, on Wednesday, December 14, 2005, the fifth business day before the expiration of the $8 subscription period. If less than all sales orders received by the subscription agent are filled, the sales proceeds will be prorated among you and the other rights holders based upon the number of rights that each holder has instructed be sold during that period, irrespective of when during the period the instructions are received. The subscription agent is required to sell your rights only if the subscription agent is able to find buyers. If the subscription agent cannot sell your rights by 5:00 p.m., New York City time, on Friday, December 16, 2005, the third business day before the expiration of the $8 subscription period, the subscription agent will return your rights certificate to you by overnight delivery.

IF YOU SELL YOUR RIGHTS THROUGH YOUR BROKER OR DEALER, YOU MAY RECEIVE A DIFFERENT AMOUNT OF PROCEEDS THAN IF YOU SELL THE SAME AMOUNT OF RIGHTS THROUGH THE SUBSCRIPTION AGENT. IF YOU SELL YOUR RIGHTS THROUGH YOUR BROKER OR DEALER INSTEAD OF THE SUBSCRIPTION AGENT, YOUR SALES PROCEEDS WILL BE THE ACTUAL SALES PRICE OF YOUR RIGHTS LESS ANY FEES, COMMISSIONS AND EXPENSES.

General Considerations Regarding the Partial Exercise, Transfer or Sale of Rights

The amount of time needed by your transferee to exercise or sell its rights depends upon the method by which the transferor delivers the rights certificates, the method of payment made by the transferee and the number of transactions which the holder instructs the subscription agent to effect. You should allow a sufficient amount of time for your transferee to exercise or sell the rights transferred to it. Neither we nor the subscription agent will be liable to a transferee or transferor of rights if rights certificates or any other required documents are not received in time for exercise or sale prior to the expiration of the $7 subscription or the $8 subscription period.

You will receive a new rights certificate upon a partial exercise, transfer or sale of rights only if the subscription agent receives your properly endorsed rights certificate no later than 5:00 p.m., New York City time, on Wednesday, December 14, 2005, five business days before the expiration of the $8 subscription period. Neither the subscription agent nor we will issue a new rights certificate if your rights certificate is received after that time and date. If your instructions and rights certificate are received by the subscription agent after that time and date, you will not receive a new rights certificate and therefore will not be able to sell or exercise your remaining rights.

You are responsible for all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of your rights, except that we will pay any fees of the subscription agent associated with the exercise of rights. Any amounts you owe will be deducted from your account.

A request to exercise rights will constitute a warranty by you that you and the beneficial owner of the rights are within the United States, except if you have otherwise provided evidence to our satisfaction, such as a legal opinion from local counsel, that it is lawful for you to receive rights and exercise rights and acquire shares. A transfer of rights will constitute a warranty that the transferor is within the United States or is otherwise entitled to transfer the rights and a warranty from the transferee that the transferee and any beneficial owner of the rights for whom the transferee acts are within the United States or that it is otherwise lawful for them to receive rights and exercise rights and acquire shares of common stock.

If you do not exercise your rights before the expiration of the $8 subscription period, your rights will expire and will no longer be exercisable.

Effect on Stock Options

All of our outstanding stock options were issued pursuant to plans previously adopted by our board of directors. Holders of options to purchase shares of our common stock will not receive rights. We plan to make an equitable adjustment to all of our outstanding stock options to preserve the benefits or potential benefits intended to be made available pursuant to the options. Such future adjustment shall be made by the Compensation Committee of our Board of Directors.

No Recommendations to Rights Holders

Neither we nor our board of directors has made any recommendation as to whether you should exercise your rights or transfer your rights. You should decide whether to transfer your rights, subscribe for shares of our common stock or simply take no action with respect to your rights, based upon your own assessment of your best interests.

Termination

There are no conditions to the consummation of the rights offering. However, we may terminate the rights offering for any reason at any time before the expiration of the $7 subscription period or the $8 subscription period. If we terminate the rights offering, we will promptly issue a press release announcing the termination, and we will promptly thereafter return all subscription payments, provided that shares of common stock have not been issued pursuant to such subscription payment. We will not be obligated to issue shares to rights holders that have exercised their rights prior to the termination of the rights offering. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the rights offering.

Foreign Stockholders

We will not mail rights certificates to stockholders on the record date or to subsequent transferees whose addresses are outside the United States because their exercise of rights may be prohibited by the laws of the country in which they live. Instead, we will have the subscription agent hold the rights certificates for those holders’ accounts. Foreign holders may exercise their subscription privilege at any time before 11:00 a.m., New York City time, on Friday, January 14, 2005, in order to exercise a right at a subscription price of $7, or from the expiration of the $7 subscription period until 11:00 a.m., New York City Time on Wednesday, December 14, 2005 to exercise a right at a subscription price of $8, unless the rights offering is terminated or extended. To transfer their rights, foreign holders must notify the subscription agent before 11:00 a.m., New York City time, on Wednesday, December 14, 2005, five business days prior to the expiration of the $8 subscription period and must establish to our satisfaction that such exercise or transfer is permitted under applicable law. If a foreign holder does not establish to our satisfaction that such exercise or transfer is permitted under applicable law, and notify, and provide acceptable instructions to, the subscription agent by such time (and if no contrary instructions have been received by such time), the subscription agent will seek to sell the foreign holder’s rights, subject to the subscription agent’s ability to find a purchaser. Any such sales will be deemed to have been made at the actual sale price received in such sale by the subscription agent. If the subscription agent sells a foreign holder’s rights, the subscription agent will send the foreign holder by mail a check for the net proceeds from the sale of any rights of the foreign holder. See “—Method of Transferring and Selling Rights,” “—Transfer of Rights” and “—Sales of Rights Through the Subscription Agent” above. The proceeds, if any, resulting from sales of rights of holders whose addresses are not known by the subscription agent or to whom delivery cannot be made will be held in an interest bearing account. Any amount remaining unclaimed on the second anniversary of the expiration time will be turned over to us. If you live outside of the United States, you should consult with your legal advisor about the particular laws of the country in which you live.

If you hold shares of our common stock through a broker, a dealer, a trustee or a depository within the United States as a nominee holder and you are outside the United States, neither you nor your nominee may attempt to exercise any rights unless you have provided evidence satisfactory to us, such as a legal opinion from local counsel, that it is not unlawful for you to receive and exercise rights without any requirement being imposed on us to be registered or licensed.

Regulatory Limitation

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares and if, at the time of the expiration of the $8 subscription period, you have not obtained such clearance or approval.

Issuance of Common Stock

Unless we earlier terminate the rights offering, the subscription agent will issue the shares of our common stock purchased in the rights offering as soon as practicable following receipt of a properly completed and signed rights certificate together with payment of the subscription price for each share of common stock subscribed for. Each subscribing holder’s new shares will be issued in the same form, certificated or book-entry, as the rights exercised by that holder.

Your payment of the aggregate subscription price for our common stock will be retained by the subscription agent and will not be delivered to us, unless and until your subscription is accepted and you are issued your shares of common stock. We will not pay you any interest on funds paid to the subscription agent, regardless of whether the funds are applied to the subscription price or returned to you. You will have no rights as a stockholder of our company with respect to the subscribed for shares of our common stock until the certificates representing such shares are issued to you or the shares are deposited in the book-entry account held on your behalf. Upon our issuance of the certificates or the deposit of the shares in the applicable book-entry account, you will be deemed the owner of the shares you purchased by exercise of your rights. Unless otherwise instructed in the rights certificates, the shares issued to you pursuant to your subscription will be registered in your name or the name of your nominee, if applicable. We will not issue any fractional shares of common stock.

Shares of Common Stock Outstanding

As of November 24, 2004, we had outstanding 17,524,840 shares of our common stock, not including treasury shares. The number of outstanding shares of our common stock will increase by 16,052,668 shares, following the issuance of all shares purchased in the rights offering (assuming that the rights offering is fully subscribed and given that the Prices have agreed not to exercise any rights they may receive on 7,223,061 shares of our common stock beneficially owned by them as of the record date). This represents an approximate 92% increase in the number of outstanding shares of our common stock as of November 24, 2004.

Compliance with Regulations pertaining to the Rights Offering

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so. We will not sell or accept an offer to purchase shares of our common stock from you if you are a resident of any state or other jurisdiction in which the sale or offer of the rights would be unlawful. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the laws of those states or other jurisdictions. However, we may decide, in our sole discretion, not to modify the terms of the rights offering as may be requested by certain states or other jurisdictions. If that happens and you are a resident of the state or jurisdiction that requests the modification, you will not be eligible to participate in the rights offering. We do not expect that there will be any changes in the terms of the rights offering.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Scope of Discussion

The following discussion is a summary of the U.S. federal income tax consequences that are expected to be material to a typical “U.S. holder” (defined below) that receives rights distributed pursuant to the rights offering and that either (i) exercises such rights, (ii) allows such rights to expire, or (iii) sells, exchanges, or otherwise disposes of such rights. With the exception of the tax consequences described below under the heading “—Termination of Rights Offering,” the following discussion assumes that we will not terminate the rights offering.

This discussion is based on current provisions of the Internal Revenue Code, which we refer to as the “Code,” applicable current, temporary and proposed Treasury regulations promulgated thereunder, which we refer to as the “Treasury Regulations,” the legislative history of the Code and publicly available administrative and judicial interpretations thereof, all as in effect as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect, or to different interpretations. In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the particular taxpayers who requested and received these rulings. This discussion is included for general information purposes only and does not purport to be a complete technical analysis or listing of all potential tax considerations that may be relevant to U.S. holders in light of their particular circumstances. This discussion does not address any state, local or foreign tax consequences or any non-income tax consequences (such as estate or gift tax consequences). This discussion applies only to U.S. holders that hold shares of our common stock as capital assets and that will hold the rights distributed pursuant to the rights offering as capital assets (and, in the event such rights are exercised, will hold newly acquired shares of our common stock as capital assets), in each case, within the meaning of Section 1221 of the Code. This discussion also does not address the United States federal income tax consequences to a U.S. holder that is one of our affiliates or that is subject to special rules under the Code, including but not limited to:

•	a financial institution, insurance company, or regulated investment company;

•	persons who are subject to alternative minimum tax;

•	a tax-exempt organization, retirement plan, or mutual fund;

•	a dealer, broker, or trader in securities;

•	non-U.S. holders (as defined below);

•	an entity treated as a partnership for U.S. federal income tax purposes;

•	a stockholder that owns its shares of our common stock indirectly through an entity treated as a partnership for United States federal income tax purposes, or a trust or estate;

•	persons deemed to sell their shares of common stock under the constructive sale provisions of the Code;

•	a stockholder that holds its shares of our common stock as part of a hedge, appreciated financial position, straddle or conversion transaction; or

•	a stockholder that acquired our common stock pursuant to the exercise of compensatory stock options or otherwise as compensation.

We will not seek a ruling from the Internal Revenue Service, or the “IRS,” with respect to the rights offering. The IRS could take positions concerning the tax consequences of the rights offering that are different from those described in this discussion, and, if litigated, a court could sustain any such positions taken by the IRS.

For purposes of this discussion, the term “U.S. holder” means a holder of shares of our common stock that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the U.S.;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in the U.S. or under U.S. laws or the laws of any state or political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) if, in general, a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “non-U.S. holder” is a holder other than a U.S. holder. If a holder of our common stock is a non-U.S. holder, the tax consequences of the rights offering to such holder will depend upon a variety of factors, including whether such person conducts a trade or business in the U.S. Non-U.S. holders are urged to consult their own tax advisors regarding the tax consequences associated with the rights offering.

Holders of our common stock are urged to consult their own tax advisors regarding the specific tax consequences associated with the rights offering, including the applicability and effect of any state, local, foreign, or other tax laws as well as changes in applicable tax laws.

Distribution of Rights

Pursuant to Section 305 of the Code and the Treasury Regulations issued thereunder, a U.S. holder that receives rights pursuant to the rights offering will not be required to recognize taxable income for U.S. federal income tax purposes upon the receipt of such rights unless, among other things, the distribution of rights results in both the receipt of property by some stockholders and an increase in the proportionate interests of other stockholders in our assets or earnings and profits. In this discussion, we refer to a distribution that has both of these consequences as a “disqualified distribution.” For the purpose of determining whether a disqualified distribution has occurred, the term “stockholder” includes a holder of rights to acquire our stock.

As described under the heading “The Rights Offering—Effect on Stock Options,” we plan to adjust the terms of our outstanding stock options. The Treasury Regulations under Section 305 of the Code provide that the failure to properly adjust stock options following the distribution of stock rights may cause the stock rights to be a disqualified distribution. However, the Treasury Regulations do not adequately address whether the terms of compensatory stock options must be adjusted and, if an adjustment is required, how the adjustment should be made. We believe that the adjustments we plan to make to our stock options should satisfy the requirements in the Treasury Regulations if those regulations apply to our compensatory stock options. However, there is a risk that the IRS might not agree with our approach.

Based on our belief that the adjustment of our stock options does not cause the rights offering to be a disqualified distribution, we believe, and the remainder of this discussion assumes, that a U.S. holder that receives rights pursuant to the rights offering should not be required to recognize taxable income for U.S. federal income tax purposes and we intend to report the rights offering accordingly. However, if our intended treatment of the rights offering were challenged by the IRS and if such challenge were ultimately upheld, the U.S. federal income tax consequences to a U.S. holder that receives rights pursuant to the rights offering may differ from the consequences described herein, and it is possible that a U.S. holder’s receipt of rights pursuant to the rights offering may be taxable as a dividend.

Basis and Holding Period of Rights

If, in accordance with Section 307 of the Code, the fair market value of the rights which we distribute to a U.S. holder is less than 15% of the fair market value of such U.S. holder’s shares of our common stock with respect to which such rights were distributed, such U.S. holder’s basis in the rights distributed generally will be zero. A U.S. holder may elect, however, to allocate its basis in our common stock between such common stock and the rights received in proportion to the fair market value of such common stock and such rights. This election may be made pursuant to Section 307 of the Code and the Treasury Regulations thereunder and will be irrevocable once made.

If the fair market value of the rights which we distribute to a U.S. holder is 15% or more of the fair market value of such U.S. holder’s shares of our common stock with respect to which such rights were distributed, such U.S. holder will be required to allocate its basis between such common stock and such rights in proportion to their relative fair market values.

In either case, a U.S. holder’s holding period for the rights that we distribute to such U.S. holder will include the holding period of such U.S. holder’s shares of our common stock with respect to which such rights were distributed.

Exercise of Rights; Basis and Holding Period of Acquired Shares; Sale, Exchange or Other Disposition of Acquired Shares

A U.S. holder will not recognize gain or loss upon the exercise of the rights. A U.S. holder’s basis in our common stock acquired through exercise of the rights generally will equal the sum of (i) the subscription price paid by such U.S. holder to acquire such common stock and (ii) such U.S. holder’s basis, if any, in the rights exercised. A U.S. holder’s holding period in shares of our common stock acquired through the exercise of rights will begin on the day such U.S. holder exercises the rights.

Upon the sale, exchange or other disposition of our common stock acquired upon the exercise of rights, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized and such U.S. holder’s basis in such common stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if a U.S. holder’s holding period exceeds one year at the time of the sale, exchange or other disposition. Long-term capital gains of certain non-corporate taxpayers generally are taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Expiration of Rights

If a U.S. holder receives rights pursuant to the rights offering, such U.S. holder’s basis in our common stock is not allocated between such common stock and the rights received and such U.S. holder’s rights expire unexercised, then such U.S. holder will not recognize a taxable loss upon expiration of the rights. In addition, such U.S. holder’s basis in its shares of our common stock will not be affected by this rights offering and such U.S. holder’s decision to allow its rights to expire and will remain the same as before the rights offering.

If a U.S. holder receives rights pursuant to the rights offering, such U.S. holder’s basis in our common stock is allocated between such common stock and the rights received and such U.S. holder’s rights expire unexercised, then such U.S. holder will recognize a taxable loss upon the expiration of the rights equal to the basis that was allocated to the rights. Such loss will be a capital loss.

Sale, Exchange or Other Disposition of Rights

Upon the sale, exchange or other disposition of rights, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized and such U.S. holder’s basis in the rights. Such gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the rights is more than one year on the date of the sale, exchange or other disposition. Long-term capital gains generally are taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Termination of Rights Offering

If a U.S. holder receives rights pursuant to the rights offering, such U.S. holder’s basis in our common stock is not allocated between such common stock and the rights received and such U.S. holder retains such rights, then, if we subsequently terminate the rights offering: (i) such U.S. holder will not recognize income, gain or loss as a result of the distribution, ownership or termination of the rights; and (ii) such U.S. holder’s basis in its shares of our common stock with respect to which the rights were distributed will not be affected by the rights offering.

If a U.S. holder receives rights pursuant to the rights offering, such U.S. holder’s basis in our common stock is allocated between such common stock and the rights received and such U.S. holder retains such rights, then, if we subsequently terminate the rights offering, such U.S. holder will recognize a taxable loss as a result of the termination of the rights equal to the basis that was allocated to the rights. Such loss will be a capital loss.

If a U.S. holder receives rights pursuant to the rights offering and such U.S. holder sells, exchanges or otherwise disposes of such rights, then, while the matter is not entirely free from doubt, if we subsequently terminate the rights offering, such U.S. holder should recognize gain or loss equal to the difference between the amount realized upon the sale of the rights and such U.S. holder’s basis, if any, in the rights. Such gain or loss will be long-term gain or loss if such U.S. holder’s holding period for the rights exceeds one year at the time of sale, exchange or other disposition.

Backup Withholding

A U.S. holder that sells, exchanges or otherwise disposes of shares of our common stock acquired upon the exercise of rights or that sells, exchanges or otherwise disposes of rights may be subject to backup withholding on the proceeds received, unless such U.S. holder:

•	is a corporation or other exempt recipient and, when required, establishes this exemption; or

•	provides a correct taxpayer identification number, certifies that it is not currently subject to backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will generally be creditable against the United States federal income tax liability of a U.S. holder if appropriate information is provided to the IRS. If a U.S. holder does not provide the appropriate party with the correct taxpayer identification number or any other proper document or certification required by the IRS (generally a Form W-9 in the case of a U.S. holder), such U.S. holder may be subject to penalties imposed by the IRS.

THE FOREGOING DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO THE RIGHTS OFFERING AND IS NOT TAX ADVICE. THEREFORE, HOLDERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE RIGHTS OFFERING, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below for the five years ended August 31, 2004 is derived from our consolidated financial statements and accompanying notes. This selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	Years Ended August 31,
	2004		2003	2002	2001	2000
	(in thousands, except earnings (loss) per share)
OPERATING RESULTS DATA:
Net warehouse sales	$594,225		$638,485	$609,034	$473,127	$292,013
Export sales	1,052		7,039	2,361	500	421
Membership fees	8,768		8,335	8,911	11,553	7,433
Other income	5,655		6,838	8,222	1,585	783
Travel and auto programs	—		—	—	—	3,965

Total revenues	609,700		660,697	628,528	486,765	304,615

Cost of goods sold	513,781		565,731	517,464	403,536	256,652
Selling, general and administrative	104,850		104,419	93,138	70,613	53,439
Settlement and related expenses	—		—	1,720	—	—
Goodwill amortization	—		—	—	998	223
Preopening expenses	584		2,366	2,213	4,866	7,681
Asset impairment and closure costs	6,714		11,736	—	—	—

Operating income (loss)	(16,229)		(23,555)	13,993	6,752	(13,380)
Net interest and other income (expense)(1)	(8,259)		(8,797)	(7,016)	(3,114)	5,935

Income (loss) before (provision) benefit for income taxes, losses (including impairment charge in 2004) of unconsolidated affiliate and minority interest	(24,488)		(32,352)	6,977	3,638	(7,445)
(Provision) benefit for income taxes	(4,244)		(183)	4,647	586	119
Losses (including impairment charge in 2004) of unconsolidated affiliate	(4,828	)(3)	(2,967)	(37)	—	—
Minority interest	3,578		5,276	(152)	(840)	1,882
Preferred dividends	(3,360)		(1,854)	(991)	—	—

Net income (loss) available (attributable) to common stockholders	$(33,342)		$(32,080)	$10,444	$3,384	$(5,444)

EARNINGS (LOSS) PER SHARE—COMMON STOCKHOLDERS
Basic	$(4.57)		$(4.67)	$1.62	$0.54	$(1.01)
Diluted	$(4.57)		$(4.67)	$1.55	$0.51	$(1.01)

	As of August 31,
	2004		2003	2002	2001	2000
	(in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$34,410		$11,239	$22,057	$26,899	$24,503
Short-term restricted cash	7,255		7,180	4,048	—	—
Marketable securities	—		—	3,015	—	5,482
Total assets	376,008		391,958	389,746	324,699	261,400
Long-term debt (including related party)	107,138		99,616	90,539	79,303	50,532
Stockholders’ equity	127,879		159,419	173,411	130,110	131,683
Dividends paid on common stock(2)	—		—	—	—	—

(1)	Net interest and other income (expense) includes interest income, gains and losses on sale of assets and interest on bank borrowings.
(2)	We have has never declared a cash dividend on our common stock and do not anticipate doing so in the foreseeable future.
(3)	Includes an impairment charge of $3.1 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis compares the results of operations for each of the three fiscal years ended August 31, 2004 and should be read in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Our mission is to efficiently operate U.S.-style membership warehouse clubs in Latin America, the Caribbean, and the Philippines that sell high quality merchandise at low prices to our members and that provide fair wages and benefits to our employees as well as a fair return to our stockholders. We deliver quality imported U.S. brand-name and locally sourced products to our small business and consumer members in a warehouse club format that provides the highest possible value to our members. By focusing on providing exceptional value on quality merchandise in a low cost operating environment, we seek to grow sales volume and membership which in turn will allow for further efficiencies and price reductions and ultimately improved value to our members.

Our business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. The number of warehouse clubs in operation, as of August 31, 2004 and August 31, 2003 and our ownership percentages and basis of presentation for financial reporting purposes by each country or territory are as follows:

Country/Territory	Number of Warehouse Clubs in Operation (as of August 31, 2004)	Number of Warehouse Clubs in Operation (as of August 31, 2003)	Ownership (as of August 31, 2004)	Basis of Presentation
Panama	4	4	100%	Consolidated
Costa Rica	3	3	100%	Consolidated
Dominican Republic	2	2	100%	Consolidated
Guatemala	2	2	66%	Consolidated
Philippines	4	3	52%	Consolidated
El Salvador	2	2	100%	Consolidated
Honduras	2	2	100%	Consolidated
Trinidad	2	2	90%	Consolidated
Aruba	1	1	90%	Consolidated
Barbados	1	1	100%	Consolidated
Guam	—	1	100%	Consolidated
U.S. Virgin Islands	1	1	100%	Consolidated
Jamaica	1	1	67.5%	Consolidated
Nicaragua	1	1	51%	Consolidated

Totals	26	26

Mexico	3	3	50%	Equity

Grand Totals	29	29

During fiscal 2004, we opened a new U.S.-style membership shopping warehouse club in the Philippines and closed our warehouse club in Guam. At the end of fiscal 2004, there were 26 consolidated warehouse clubs in operation, operating in 12 countries and one U.S. territory, in comparison to 26 consolidated warehouse clubs in operation, operating in 12 countries and two U.S. territories at the end of fiscal 2003, and 26 consolidated warehouse clubs operating in ten countries and two U.S. territories at the end of fiscal 2002. The average life of the 26 warehouse clubs in operation as of August 31, 2004 was 47 months. The average life of the 26 warehouse clubs in operation as of August 31, 2003 was 36 months. We anticipate opening a new warehouse club in San Jose, Costa Rica sometime in the second half of 2005. We have three additional warehouse clubs in Mexico as part of a 50/50 joint venture with Grupo Gigante, S.A. de C.V. as of the end of fiscal years 2004 and 2003.

Net warehouse club sales decreased 6.9% to $594.2 million in fiscal 2004 from $638.5 million in fiscal 2003. Excluding $23.9 million in wholesale telephone card sales in the Philippines (which began in September of 2002 and were discontinued in May 2003) net warehouse club sales in fiscal 2004 decreased $20.4 million (3.3%) from adjusted fiscal 2003 sales of $614.6 million. Management believes net warehouse club sales excluding wholesale telephone card sales provides a better measure of ongoing operations and a more meaningful comparison of past and present operating results than total net warehouse sales because wholesale phone card sales were made only for a limited time, were discontinued in May 2003 and fell outside of our core business of operating international membership warehouse clubs. This reduction in net warehouse club sales was largely attributable to a reduction in wholesale business activity across our company, lower than anticipated holiday sales due to inadequate merchandise levels, and fewer warehouse clubs in operation for the full year. During the whole of fiscal 2004, we operated with an average of 1.5 fewer warehouse clubs as compared to the whole of fiscal 2003. The four warehouse clubs that were closed prior to the beginning of fiscal 2004 accounted for $62.4 million in net warehouse sales in fiscal 2003. The new warehouse clubs (three of which were opened during fiscal 2003 and only had a partial year’s worth of sales in fiscal 2003, and one which was opened in the fourth quarter of fiscal 2004) accounted for an incremental $41.6 million in net warehouse sales in fiscal 2004 as compared to fiscal 2003. Net warehouse sales increased 4.8% in fiscal 2003 over fiscal 2002, or 0.9% excluding the telephone card sales. The increase of $5.6 million in net warehouse sales, excluding telephone card sales, resulted primarily from sales from three new warehouse clubs opened in fiscal 2003 and from a full 12 months of sales from four warehouse clubs that began operation in fiscal 2002.

Comparable warehouse club sales, which are for warehouse clubs open at least 12 full months, decreased 4.3% for the 53-week period ended September 5, 2004, compared to the same period last year. Excluding the wholesale telephone card sales, comparable warehouse club sales decreased 2.3%. Comparable warehouse club sales for the 52-week period ended August 31, 2003 decreased 2.9% compared to the same period in 2002. We have experienced improving comparable warehouse club sales during much of the second half of fiscal 2004 with the sales in warehouse clubs open at least 12 full months registering positive growth of 2.2% in June, 5.3% in July and 6.7% in August as compared to same month in the prior year.

Our warehouse club gross profit margins (defined as net warehouse club sales less associated cost of goods sold) for fiscal 2004 increased $2.0 million to $81.5 million, or 13.7% of net warehouse sales, from $79.5 million, or 12.5% of net warehouse sales, for fiscal 2003. The improvement in margin percent generally reflects improvements in the merchandise and operating efforts of our company during the year. Margins for the full year were positively impacted by reduced inventory shrink and lower markdowns as compared to the prior year, partially offset by costs incurred related to currency devaluations in certain markets during the year, most notably the Philippines and Nicaragua. Currency in the Dominican Republic has appreciated in the most recent quarter which largely offset the losses incurred in prior quarters and contributed to a fourth quarter margin of 14.4% of net warehouse sales. Fourth quarter margins in fiscal 2003 were 8.6% of net warehouse sales and were negatively impacted by markdowns associated with warehouse club closings during the period and write-downs associated with slow moving inventory of approximately $2.0 million. Our warehouse club gross profit margins for the full year of fiscal 2003 decreased as compared to fiscal 2002 by $14.3 million, resulting primarily from the previously noted charge of approximately $2.0 million related to slow-moving inventory, an 81% currency devaluation in the Dominican Republic, decrease of vendor rebates of $2.4 million over the prior fiscal year, lower merchandise selling prices, markdowns related to warehouse club closings in the fourth quarter of fiscal 2003 and overall lower sales than the same period of the prior year.

Export sales represent U.S. merchandise exported to our licensee warehouse clubs operating in Saipan, direct sales to third parties from our distribution centers and sales to PriceSmart Mexico, an unconsolidated affiliate (see “Note 13-Related Party Transactions” in the Notes to Consolidated Financial Statements included herein), which began in fiscal 2003. Export sales were $1.1 million in fiscal 2004 compared to $7.0 million in fiscal 2003. The decrease of $5.9 million was primarily due to decreased direct sales to third parties through our distribution centers which include sales to PriceSmart Mexico, an unconsolidated affiliate. Export sales were $7.0 million in fiscal 2003 compared to $2.4 million in fiscal 2002. The increase was primarily due to increased sales to PriceSmart Mexico during the period when its warehouse clubs were initially opened.

Membership income, which is recognized into income ratably over the one-year life of the membership, increased 5.2% to $8.8 million, or 1.5% of net warehouse sales, in fiscal 2004 compared to $8.3 million, or 1.3% of net warehouse sales, in fiscal 2003. The increase in membership income reflects an increase in the average membership fee that we are charging in most locations. Total membership accounts as of the end of fiscal 2004 were approximately 436,000 compared to approximately 495,000 at the end of fiscal 2003. The 12% reduction in membership accounts in the past year is primarily due to the closure of two warehouse clubs (Guam and Eastside, Santo Domingo), the discontinuation of heavily discounted and complimentary memberships in Panama and Philippines, respectively, and the non-renewal, as of the end of August 2004, of a number of members who joined at the initial opening of the Nicaragua warehouse club in July 2003. In fiscal 2003, membership income decreased by 6.5% from fiscal 2002. The decrease is attributable to an overall lower membership fee structure in certain markets and reduced membership renewals. This decrease was partially offset by the three additional warehouse club openings in fiscal 2003, which increased the overall membership base from the end of fiscal 2002 to the end of fiscal 2003 by approximately 40,000 membership accounts.

Other income consists of commission revenue, rentals, advertising, merchandise demonstration income, construction revenue and fees earned from licensees. Other income, excluding license fees decreased $1.0 million in fiscal 2004 from fiscal 2003 to $4.6 million. The decrease is attributable to the discontinuation of certain promotional programs and a reduction in merchandise demonstration activity in fiscal 2004 as compared to fiscal 2003. License fees for fiscal 2004 were $1.1 million compared to $1.2 million in the prior year resulting primarily from our decision to not record income associated with our China licensee in the fourth quarter pending resolution of certain matters, including the payment of past due amounts. In October 2004, we concluded that, in view of the lack of substantive progress arising from the parties’ discussions regarding past-due payments to be made by the licensee to us under the PRC Technology License Agreement (Amended) entered into in February 2001, we should proceed with sending a notice of default relating to the licensee’s non-payment. Accordingly, on October 7, 2004, we issued a notice of default to the licensee, demanding the payment of all due amounts within 30 days. The notice further advised that in the event payment is not timely made, we plan to terminate the PRC Technology License Agreement (Amended), as well as the PRC Trademark License Agreement which also has been entered into by us and the licensee. We did not receive timely payment, and as a result we terminated the PRC Technology License Agreement (Amended) and the PRC Trademark License by letter dated December 10, 2004. As a result of the above, we do not expect to receive royalties from our China licensee in future periods. Other income, excluding licensee fees, decreased to $5.6 million, in fiscal 2003 from $7.0 million in fiscal 2002. The decrease relates to less income earned primarily from merchandise demonstration income, which were substantially discontinued in May 2003, rentals, advertising (certain advertising revenues related to in-warehouse club advertising space were discontinued in the latter half of fiscal 2003) and construction revenues.

Warehouse operating expenses decreased to $81.8 million, or 13.8% of warehouse sales, for fiscal 2004 from $82.1 million, or 12.9% of warehouse sales, in fiscal 2003. The increase in operating expense as a percentage of net warehouse sales is attributable to lower net warehouse sales and an increase in utilities, repairs and maintenance, increased wage rates in certain warehouse club locations and increased costs with respect to credit card usage and fees. On average, the number of warehouse clubs in operation during fiscal 2004 was approximately 1.5 fewer than during fiscal 2003 which served to reduce overall spending, partially offsetting the specific increases noted above. We also recorded a $1.3 million charge related to the uncertainty concerning the ultimate recoverability of a prepaid asset in the Philippines in the fourth quarter of fiscal 2004. Warehouse club operating expenses increased to $82.1 million, or 12.9% of net warehouse sales, for fiscal 2003 from $74.3 million, or 12.2% of net warehouse sales, for fiscal 2002. The increase in warehouse club operating expenses is attributable to the three additional warehouse clubs opened in fiscal 2003 and a full year of operations from the four warehouse clubs opened throughout fiscal 2002.

General and administrative expenses increased to $23.1 million, or 3.9% of net warehouse sales, for fiscal 2004 from $22.3 million, or 3.5% of net warehouse sales, in fiscal 2003. We incurred $1.0 million in costs during the year for outside professional services attributable to legal proceedings arising from our restatement of financial results for fiscal year 2002 and the first three quarters of fiscal 2003. General and administrative expenses in fiscal 2004 also include a $0.6 million bad debt expense attributable to the outstanding receivable due from our China licensee for license fees billed in the second and third quarter of fiscal 2004. We incurred severance costs of $0.9 million during fiscal year 2004 (compared to $1.1 million in severance costs in fiscal 2003) and experienced increased insurance costs associated with workers compensation and director and officer liability as compared to fiscal 2003. Comparing fiscal year 2003 with fiscal year 2002, general and administrative expenses increased to $22.3 million, or 3.5% of net warehouse sales, from $18.9 million, or 3.1% of net warehouse sales. General and administrative expenses increased by approximately $3.4 million primarily as a result of increases in salaries, professional fees, severance of $1.1 million, stock compensation expense related to option repricing of approximately $1.0 million and a $350,000 charge related to the early termination of our foreign property insurance program.

Settlement and related expenses of $1.7 million in fiscal 2002 reflect a settlement agreement entered into with a former licensee on February 15, 2002 (see “Note 10—Legal Settlement” in the Notes to Consolidated Financial Statements included herein).

During fiscal 2004, we opened one warehouse club in Aseana City, Metro Manila, Philippines. We ended the fiscal year with four warehouse clubs operating in the Philippines. Expenses incurred before a warehouse club is in operation are captured in pre-opening expenses. In fiscal 2004 the pre-opening expenses associated with the one warehouse club opening were $584,000. In fiscal 2003, three new warehouse clubs were opened for a total cost of $2.4 million. Similarly, in fiscal 2002, we incurred $2.2 million in pre-opening expenses while opening four warehouse clubs.

Asset impairment and closure costs reflect the costs associated with the closure of warehouse clubs (including related severance payments), carrying costs of long-lived assets at previously closed warehouse club locations, and non-cash charges to properly reflect the book value of certain long lived assets or lease obligations based upon management’s assessment of fair market value for those assets or liabilities. In fiscal 2004, we incurred $8.0 million in costs and non-cash charges, primarily related to either the cost of closing a warehouse club, an updated assessment as to the fair market value and future cash flows of previously closed warehouse locations, or the ongoing carrying costs of assets at those locations. The closing of our Guam location in the second fiscal quarter resulted in costs of $1.5 million, a reassessment of the estimated cash flows based upon market conditions for the previously closed Ortigas, Philippines location in the third fiscal quarter resulted in an additional non-cash charge of $3.8 million, and a similar review of the previously closed Guatemala location resulted in a non-cash charge in the fourth fiscal quarter of $0.5 million. We had previously recorded a $3.8 million charge in fiscal 2003 relating to closure of the Guatemala warehouse club at the time of the club’s closing. Carrying costs for closed locations were $0.7 million for the fiscal year. We also recognized $166,000 in costs in connection with the closure of a west coast U.S. distribution center in the fourth quarter.

During fiscal 2003, we closed three warehouse clubs, one each in Dominican Republic, Philippines and Guatemala. The warehouse clubs were closed June 15, 2003, August 3, 2003 and August 15, 2003, respectively. The decision to close these warehouse clubs resulted from the determination that the locations were not conducive to the successful operation of our warehouse clubs. We recorded closure costs and asset impairment charges of $7.2 million related to those warehouse clubs closed as of August 31, 2003. The impairment charges of $1.9 million, included in the $7.2 million, reflected the difference between the carrying value and fair value of those long-lived assets that are not expected to be utilized at future warehouse club locations. During fiscal 2003, we also recorded non-cash asset impairment charges of $4.5 million to write down long-lived assets related to underperforming warehouse clubs in Guam and the United States Virgin Islands. The charges reflect the difference between the carrying value and fair value of those long-lived assets that are not expected to be utilized at future warehouse club locations.

Interest income primarily reflects earnings on cash, cash equivalent balances and restricted cash. Interest income was $2.4 million in fiscal 2004 and $2.9 million in fiscal 2003 and fiscal 2002.

Interest expense primarily reflects borrowings by our majority or wholly owned foreign subsidiaries to finance the capital requirements of new and existing warehouse clubs, and was $11.1 million for fiscal 2004 compared with $11.4 million and $10.0 million in fiscal 2003 and 2002, respectively. The changes in interest expense are a result of varied borrowings by us to finance the additional warehouse clubs opened during the periods.

Income from related party of $500,000 in fiscal 2004 relates to an incentive we received from our then landlord, Price Legacy Corporation, to terminate early the lease of our corporate headquarters. We moved to our new corporate headquarters in San Diego on March 26, 2004. Sol Price, a significant stockholder of our company, is also a principal stockholder of Price Legacy Corporation, and directors James F. Cahill, Murray L. Galinson and Jack McGrory serve on both companies’ boards of directors.

During fiscal 2004, we recognized a net deferred tax expense of $1.1 million, primarily related to the increase of valuation allowances for foreign deferred tax assets. We also incurred current income tax expense of $3.1 million (primarily related to our foreign operations, including provisions for probable income tax contingencies) for a net tax expense of $4.2 million. During fiscal 2003, we recognized a net deferred tax benefit of $640,000, primarily related to the reversal of a valuation allowance previously established against U.S. net deferred tax assets offset by increases in the valuation allowances for foreign deferred tax assets. We also incurred current income tax expense of $823,000 primarily related to our foreign operations for a net tax expense of $183,000 in fiscal 2003. During fiscal 2002, we recognized a net deferred tax benefit of $9.0 million, primarily related to the reversal of a partial release of the valuation allowance previously established against U.S. net deferred tax assets. We also incurred current income tax expense related to our foreign operations of $4.3 million, for a net tax benefit of $4.6 million in fiscal 2002.

Equity of unconsolidated affiliate represents our 50% share of losses from our Mexico joint venture. The joint venture is accounted for under the equity method of accounting, in which we reflect our proportionate share of income or loss. Losses from the Mexico joint venture in fiscal 2004 were $3.4 million of which our share was $1.7 million. During the fourth quarter of fiscal 2004, due to the historical operating losses and management’s assessment as to the inability to recover the full carrying amount of its investment in PSMT Mexico, S.A. de C.V., we recorded a charge of $3.1 million to reduce our “investment in unconsolidated affiliate.” In fiscal 2003, the first year of operation, the Mexico joint venture had net losses of $5.9 million, of which our share was $3.0 million. Losses from the Mexico joint venture in fiscal 2002 were $74,000, of which our share was $37,000.

Minority interest relates to the allocation of the joint venture income or (loss) to the minority interest stockholders’ respective interests. Minority interest stockholders’ respective share of net losses was $3.6 million in fiscal 2004 compared to $5.3 million in fiscal 2003, and compared to income of $152,000 in fiscal 2002. In the fourth fiscal quarter of 2004, we began recording 100% of the loss of our Philippine subsidiary resulting from that subsidiary having offset the minority interest stockholders’ equity through accumulated losses. If the minority interest stockholders’ equity had been sufficient to continue offsetting accumulated losses in the Philippines, our fiscal year 2004 net loss would have been reduced by an additional $1.9 million in minority interest losses.

Preferred dividends of $3.4 million and $1.9 million reflect dividends paid or accrued on our preferred stock for fiscal years 2004 and 2003, respectively. In fiscal 2002, we issued 20,000 shares of Series A Preferred Stock on January 22, 2002, which accrued 8% annual dividends that were cumulative and payable in cash. In fiscal 2003, we issued 22,000 shares of Series B Preferred Stock on July 9, 2003, which accrued 8% annual dividends that were cumulative and payable in cash, and are subordinate to the Series A Preferred Stock. On September 5, 2003, we determined that we would not declare a dividend on the preferred stock. At end of fiscal 2004, we had approximately $3.9 million in accrued preferred dividends in other current liabilities. As described more fully in “The Rights Offering—Reasons for the Rights Offering,” on October 29, 2004 and November 23, 2004, we issued shares of our common stock in exchange for all of our outstanding shares of Series B Preferred Stock and Series A Preferred Stock, respectively.

Liquidity and Capital Resources

Financial Position and Cash Flow

We had a negative working capital position as of August 31, 2004 of $15.5 million, compared to a negative working capital position of $13.3 million as of August 31, 2003. Cash and cash equivalents increased $23.2 million, compared to the balance at August 31, 2003, largely as a result of a $25.0 million loan extended by The Price Group in conjunction with a proposed private placement of shares as part of the Financial Program described in Note 17- Subsequent Events of the Company’s Consolidated Financial Statements.

Inventory levels at August 31, 2004 decreased $10.8 million from the prior year end, but are expected to rise in advance of the current holiday buying period. Accounts payable of $56.1 million as of the end of fiscal 2004 is $12.4 million below the prior year end. The reduction is due to lower inventory levels as well as reduced supplier credit terms from certain U.S. vendors. Many of these vendors are providing merchandise under pre-payment agreements whereby additional merchandise discounts are provided in exchange for pre-payment. The funding for this vendor arrangement is from a purchase order financing facility established in February 2004 and later amended in July 2004 with The Price Group for $15.0 million. This facility is included in accounts payable to and advances received from related party and had a balance (including accrued interest) of $15.2 million as of August 31, 2004. Also included in that account are the $5.1 million proceeds and accrued interest from an agreement entered into between us and The Price Group for the sale of the real estate and related leasehold improvements owned by our company in Santiago, Dominican Republic. The agreement was subject to several contingencies prior to completing the sale. As part of the Financial Program, on October 29, 2004 we issued The Price Group shares of common stock, valued for such purpose at $8 per share, in exchange for the repayment in full of all unpaid principal and interest associated with the purchase order financing agreement as well as the advance and accrued interest with respect to the intended (but subsequently cancelled) purchase of the parcel of real property in Santiago, Dominican Republic.

Our fiscal year 2004 net loss of $30.0 million included $24.0 million of non-cash charges such as depreciation, amortization, allowance for doubtful accounts, minority interest, losses in unconsolidated affiliate, compensation expense associated with stock options, and non-cash warehouse club closing and impairment charges. Inventories decreased by $10.8 million and accounts payable, including accounts payable to related parties, increased by $2.9 million, resulting in a net cash increase from these items of $13.8 million. The related party portion of that net cash increase was $15.3 million due to the purchase order financing fund established during the year. Without that facility, the change in working capital resulting from the net change in inventories and accounts payable would have been a negative $1.5 million. The resulting net cash flows provided by operating activities in fiscal 2004 was $14.0 million. For the year ended August 31, 2003, we had a net loss of $30.2 million which consisted of $23.9 million in non-cash charges such as depreciation, amortization, minority interest, losses in unconsolidated affiliate and non-cash warehouse club closing and impairment charges. Excluding non-cash charges, net cash provided by operating activities for the year ended August 31, 2003 primarily reflected decreases in accounts receivable of $5.6 million and inventories of $5.4 million resulting from the reduction in wholesale business sold on credit and warehouse club closings, respectively, and increases in accounts payable of $1.7 million. Net cash provided by operating activities for the year ended August 31, 2002 consisted of operating results before non-cash charges due to depreciation and amortization and reflect increases in inventory of $8.0 million offset partially by increases in accounts payable of $5.9 million due to new warehouse club openings, increase in accounts receivable of $5.9 million due to increased wholesale business, increases in prepaid assets of $3.3 million and deferred income taxes of $13.5 million resulting primarily from the reversal of a deferred tax asset valuation allowance.

In fiscal 2004, we received $5.0 million as an advance payment on the intended (but subsequently cancelled) sale of our property in Santiago, Dominican Republic. This cash inflow offset the outflows of $4.1 million during the year related to additions to property and equipment, including the opening of one warehouse club during the year in the Philippines, resulting in net cash provided by investing activities of $0.9 million. Net cash used in investing activities was $(29.2) million and $(49.2) million in fiscal 2003 and 2002, respectively. In those years, the investing activities related primarily to additions to property and equipment for new and existing warehouse clubs of $22.2 million and $34.4 million for fiscal 2003 and 2002, respectively. We (excluding Mexico) opened three and four warehouse clubs during fiscal 2003 and 2002, respectively. In fiscal 2003, we invested an additional $9.0 million in capital and loaned $1.0 million to the Mexico joint venture, and received $3.0 million from maturing marketable securities. In fiscal 2002, we invested $11.0 million in capital related to the Mexico joint venture, purchased marketable securities of $3.0 million, used $1.0 million for cash payments to holders of our common stock as make-whole payments in lieu of our obligation to redeem their shares upon request and used $500,000 to acquire the minority interest in Barbados.

With regards to financing activities, we received $30.0 million from related parties affiliated with the Prices. Of that amount, $25.0 million was received from the bridge loan that was converted to common stock, subsequent to August 31, 2004, as part of the Financial Program, and an additional $5.0 million was received from the proceeds of the sale of 500,000 shares of common stock. During fiscal year 2004, we used cash to reduce short-term borrowings by $7.4 million and made principal repayments on its various debt facilities of $15.4 million. For fiscal year 2004, net cash provided by financing activities was $11.0 million. In fiscal 2003, we received proceeds primarily from the sale of preferred stock for $22.0 million, an increase in net bank borrowings of $11.0 million, $2.4 million from the sale of treasury stock to PSC, S.A. in connection with the Nicaragua joint venture and $3.3 million in contributions by minority shareholders. Also, in fiscal 2003, we used approximately $10.2 million of restricted cash as security for debt agreements and paid preferred stock dividends of $1.6 million. In fiscal 2002, we received proceeds primarily from the sale of preferred stock and warrants for $19.9 million, $10.0 million from the sale of common stock, an increase in net bank borrowings of $14.8 million, contributions from minority interest shareholders and proceeds from stock options.

The net effect of exchange rate changes resulting from the translation of foreign subsidiary balance sheets on cash and cash equivalents was $(2.7) million, $(7.7) million and $(5.3) million in fiscal 2004, 2003 and 2002, respectively. The negative foreign exchange impact has resulted primarily from a significant devaluation of the Dominican Republic Peso and by continued devaluations of the foreign currencies in most of the countries where we operate, which have all historically devalued against the U.S. dollar. As a result of the instability in the Dominican Republic, there continues to be a risk of further devaluation and availability of U.S. dollars to settle intercompany transactions.

Financing Activities

On January 22, 2002, we issued 20,000 shares of Series A Preferred Stock and warrants to purchase 200,000 shares of common stock (that expired unexercised on January 17, 2003) for an aggregate of $20.0 million, with net proceeds of $19.9 million (See “Note 13 – Related Party Transactions” and “Note 14 – Convertible Preferred Stock and Warrants” in the Notes to Consolidated Financial Statements included herein). The Series A Preferred Stock was convertible, at the option of the holder at any time, or automatically on January 17, 2012, into shares of our common stock at the conversion price of $37.50, subject to customary anti-dilution adjustments. The Series A Preferred Stock accrued a cumulative preferred dividend at an annual rate of 8%, payable quarterly in cash. The shares were redeemable on or after January 17, 2007, in whole or in part, at our option, at a redemption price equal to the liquidation preference or $1,000 per share plus accumulated and unpaid dividends to the redemption date. As of August 31, 2004, none of the shares of the Series A Preferred Stock had been converted. However, as announced on September 3, 2004 and subsequently approved by our stockholders at a special meeting of stockholders held on October 29, 2004, we offered to exchange shares of common stock, valued for such purpose at $10 per share, in exchange for all of the outstanding shares of our Series A Preferred Stock, together with accrued and unpaid dividends thereon. The exchange period ended November 23, 2004, and, as described above under “The Rights Offering—Reasons for the Rights Offering,” all holders of Series A Preferred Stock tendered their shares for exchange. As a result, no shares of Series A Preferred Stock are outstanding.

On July 9, 2003, the Prices, purchased an aggregate of 22,000 shares of Series B Preferred Stock, a new series of preferred stock, for an aggregate purchase price of $22.0 million. The Series B Preferred Stock was convertible at the option of the holder at any time, or automatically on July 9, 2013, into shares of our common stock at a conversion price of $20.00 per share, subject to customary anti-dilution adjustments; accrued a cumulative preferential dividend at an annual rate of 8%, payable quarterly in cash; and was redeemable by us at any time on or after July 9, 2008. As of August 31, 2004, none of the shares of the Series B Preferred Stock had been converted. However, as announced on September 3, 2004 and subsequently approved by our stockholders at a special meeting of stockholders held on October 29, 2004, we issued on that same date common stock, valued for such purpose at $10 per share in exchange for all of the outstanding shares of our Series B Preferred Stock. We agreed to register with the SEC the shares of common stock issuable upon exchange of the Series B Preferred Stock.

On September 5, 2003, we determined we would not declare a dividend on the Series A Preferred Stock for the fourth quarter of 2003. Also, no dividends were to be declared or paid on the Series B Preferred Stock until full cumulative dividends have been declared and paid on the Series A Preferred Stock. Instead, dividends on the Series A Preferred Stock and the Series B Preferred Stock accrued in accordance with the terms of the Certificates of Designations for the Series A Preferred Stock and the Series B Preferred Stock.

On October 22, 2003, The Price Group purchased an aggregate of 500,000 shares of our common stock, for an aggregate purchase price of $5.0 million. Directors Robert E. Price, James F. Cahill, Murray L. Galinson and Jack McGrory are co-managers of The Price Group and collectively own a significant interest in that entity.

In February 2004, we entered into an agreement with The Price Group to provide up to $10.0 million of purchase order financing. The agreement was amended in July 2004 to provide an additional $5.0 million of purchase order financing. This agreement allowed The Price Group to place a lien on merchandise inventories in the United States. The amended agreement also placed a lien on our shares in our wholly-owned Panamanian subsidiary, PriceSmart Real Estate Panama, S.A. In May 2004, we entered into an agreement with The Price Group to sell the real estate and improvements owned by our company in Santiago, Dominican Republic. The purchase price was to be the fair market value of the property and improvements as determined by an independent appraiser. Under terms of the agreement, The Price Group made an initial payment of $5.0 million. As part of the Financial Program, on October 29, 2004, we issued The Price Group 2,606,321 shares of common stock, valued for such purpose at $8 per share, in exchange for the repayment in full of all unpaid principal and interest associated with the purchase order financing agreement as well as the advance and accrued interest with respect to the intended (but subsequently cancelled) purchase of the parcel of real property in Santiago, Dominican Republic.

In August 2004, we entered into a $25.0 million bridge loan with The Price Group. This loan accrued interest at 8% per annum and was due in two years. As part of the Financial Program, on October 29, 2004, we issued The Price Group 3,170,205 shares of common stock, valued for such purpose at $8 per share, in a private placement funded through the conversion of the bridge loan, together with accrued and unpaid interest thereon.

Short-Term Borrowings and Long-Term Debt

As of August 31, 2004, we, together with our majority or wholly owned subsidiaries, had $13.4 million outstanding in short-term borrowings, which are secured by certain assets of our company and our subsidiaries and are guaranteed by us up to our respective ownership percentage. Each of the facilities expires during fiscal year 2005 and typically is renewed. As of August 31, 2004, we had $6.3 million available on these facilities.

Our long-term debt is collateralized by certain land, building, fixtures, equipment and shares of each respective subsidiary and guaranteed by us up to our respective ownership percentages and approximately $28.4 million as of August 31, 2004, is secured by collateral deposits included in restricted cash on the balance sheet. Certain obligations under leasing arrangements are collateralized by the underlying asset being leased.

Under the terms of debt agreements to which we and/or one or more of our wholly owned or majority owned subsidiaries are parties, we must comply with specified financial maintenance covenants, which include among others, current, debt service, interest coverage and leverage ratios. As of August 31, 2004, we were in compliance with all of these covenants, except for the following: (i) current ratio and cash flow to debt service and projected debt service ratio for a $5.0 million note (with a remaining balance of $4.1 million), however, we repaid the remaining balance of this note on September 15, 2004; (ii) debt service ratio for a $11.3 million note (with a remaining balance of $2.6 million), for which we have requested, but not yet received, a written waiver of our noncompliance; (iii) interest cost/EBIT (earnings before interest and taxes) ratio for a $6.0 million note (with a remaining balance of $4.0 million), for which we have requested, but not yet received, a written waiver of our noncompliance; and (iv) debt to equity ratio for a $7.0 million note (with a remaining balance of $3.9 million), for which we have requested, but not yet received, a written waiver. For the waivers requested, but not yet received, we believe that the waivers will be approved as of August 31, 2004 and will be waived for a period of one quarter. Additionally, we have debt agreements, with an aggregate principal amount outstanding as of August 31, 2004 of $27.9 million that, among other things, allow the lender to accelerate the indebtedness upon a default by us under other indebtedness and prohibit us from incurring additional indebtedness unless we are in compliance with specified financial ratios. As of August 31, 2004, we did not satisfy these ratios. As a result, we are prohibited from incurring additional indebtedness and would need to obtain a waiver from the lender as a condition to incurring additional indebtedness. If we are unsuccessful in obtaining the necessary waivers or fail to comply with these financial covenants in future periods, the lenders may elect to accelerate the indebtedness described above and foreclose on the collateral pledged to secure the indebtedness. We believe that, primarily as a result of the Financial Program described in Note 17 – Subsequent Events in its Consolidated Financial Statements, we have sufficient financial resources to meet our working capital and capital expenditure requirements during fiscal year 2005.

Contractual Obligations

As of August 31, 2004, our commitments to make future payments under long-term contractual obligations were as follows (in thousands):

	Payments Due by Period
Contractual obligations	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Long-term debt	$123,641	$16,503	$53,129	$22,793	$31,216
Operating leases	131,958	9,480	18,052	17,131	87,295

Total	$255,599	$25,983	$71,181	$39,924	$118,511

Critical Accounting Estimates

The preparation of our financial statements requires that management make estimates and judgments that affect the financial position and results of operations. Management continues to review its accounting policies and evaluate its estimates, including those related to merchandise inventory and impairment of long-lived assets. We base our estimates on historical experience and on other assumptions that management believes to be reasonable under the present circumstances.

Merchandise Inventories: Merchandise inventories, which include merchandise for resale, are valued at the lower of cost (average cost) or market. We provide for estimated inventory losses and obsolescence between physical inventory counts on the basis of a percentage of sales. The provision is adjusted periodically to reflect the trend of actual physical inventory count results, which occur primarily in the second and fourth fiscal quarters. In addition, we may be required to take markdowns below the carrying cost of certain inventory to expedite the sale of such merchandise.

Impairment of Long-lived Assets: We periodically evaluate our long-lived assets for indicators of impairment. Management’s judgments are based on market and operational conditions at the time of the evaluation. Future events could cause management to conclude that impairment factors exist, requiring an adjustment of these assets to their then-current fair market value. Future circumstances may result in our actual future closing costs or the amount recognized upon the sale of the property differing substantially from the estimates.

Allowance for Bad Debt: Credit is extended to a portion of our members as part of our wholesale business and to third-party wholesalers for direct sales. We maintain an allowance for doubtful accounts based on assessments as to the collectibility of specific customer accounts, the aging of accounts receivable, and general economic conditions. Additionally, we formerly utilized the importation and exportation businesses of one of the minority interest shareholders in our Philippines subsidiary for the movement of merchandise inventories both to and from the Asian regions. As of August 31, 2004, we had a total of approximately $645,000 in net receivables due from the minority interest shareholder’s importation and exportation businesses, which is included in accounts receivable on the consolidated financial statements. If the credit worthiness of a specific customer or the minority interest shareholder deteriorates, our estimates could change and it could have a material impact on our reported results.

Stock-Based Compensation: As of August 31, 2004, we had four stock-based employee compensation plans. Beginning September 1, 2002, we adopted the fair value based method of recording stock options contained in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” which is considered the preferable accounting method for stock-based employee compensation. Beginning September 1, 2002, all future employee stock option grants will be expensed over the stock option vesting period based on the fair value at the date the options are granted. Historically, and through August 31, 2002, we have applied Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans.

Deferred Taxes: A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. As of August 31, 2004, we evaluated our deferred tax assets and liabilities and determined that, in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” a valuation allowance is necessary for certain foreign deferred tax asset balances, primarily because of the existence of significant negative objective evidence, such as the fact that certain countries are in a cumulative loss position for the past three years.

We have a federal and state tax net operating loss carry-forward at August 31, 2004 of approximately $40.5 million and $6.7 million, respectively. In calculating the tax provision, and assessing the likelihood that we will be able to utilize the deferred tax assets, we considered and weighed all of the evidence, both positive and negative, and both objective and subjective. We factored in the inherent risk of forecasting revenue and expenses over an extended period of time and considered the potential risks associated with our business. Because of our history of U.S. income and based on projections of future taxable income in the U.S., we were able to determine that there was sufficient positive evidence to support the conclusion that it was more likely than not that we would be able to realize the U.S. deferred tax assets by generating taxable income during the carry-forward period. However, due to their shorter recovery period, we have maintained valuation allowances on U.S. Foreign Tax Credits and Capital Loss Carryforwards.

As a result of significant losses in many of our foreign subsidiaries at August 31, 2004, we have concluded that full valuation allowances are necessary in all but two of our subsidiaries. We have factored in the inherent risk of forecasting revenue and expenses over an extended period of time and also considered the potential risks associated with our business. There was not sufficient positive evidence to overcome the existence of the negative objective evidence of cumulative losses. As a result, management concluded that it was more likely than not that the deferred tax assets would not be realized in all but two of its subsidiaries.

Basis of Presentation: The consolidated financial statements include the assets, liabilities and results of operations of our majority and wholly owned subsidiaries that are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation. Our 50% owned Mexico joint venture is accounted for under the equity method of accounting.

Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between SFAS 146 and Issue 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recorded as a liability when incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. We recorded closure costs of $3.5 million and $5.3 million in fiscal years 2004 and 2003, respectively (See “Note 8 – Asset Impairment Charges and Closure Costs” in the Notes to Consolidated Financial Statements included herein).

In January, 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, or ARB 51. FASB Interpretation No. 46 was revised in December 2003 and clarifies the application of ARB 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The application of FASB Interpretation No. 46 may require that an entity be subject to consolidation even though the investor does not have a controlling financial interest that, under ARB 51, was usually deemed to exist through ownership of a majority voting interest. FASB Interpretation No. 46, as revised, is generally effective for all entities subject to the interpretation no later than the end of the first reporting period that ends after March 15, 2004. The adoption of this interpretation did not have an impact on our consolidated results of operations, financial position or cash flows.

Emerging Issues Task Force Issue No. 02-16, which we refer to as EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received by a Vendor,” addresses how a reseller should account for cash consideration received from a vendor. Under this provision, effective for arrangements entered into or modified after December 31, 2002, cash consideration received from a vendor is generally presumed to be a reduction of the prices of the vendor’s products and, therefore, should be characterized as a reduction of these costs. The adoption of the provisions of EITF 02-16 did not result in any changes in our reported net income, but certain consideration which had been classified as other income in prior years is now reflected as a reduction of cost of sales. As permitted by the transition provisions of EITF 02-16, other income and cost of sales in prior periods have been reclassified to conform to the current period presentation. This resulted in a decrease in other income and an offsetting decrease in net warehouse cost of goods sold of $688,000, $1.1 million and $3.5 million in fiscal 2004, 2003 and 2002, respectively.

Emerging Issues Task Force Issue No. 03-10, which we refer to as EITF 03-10, “Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers,” provides guidance for the reporting of vendor consideration received by a reseller as it relates to manufacturers’ incentives (such as rebates or coupons) tendered by consumers. Vendor consideration may be included in revenues only if defined criteria are met; otherwise, such consideration would be recorded as a decrease in cost of goods sold. The provisions of EITF 03-10 became effective for transactions entered into by consumers in fiscal periods beginning after November 25, 2003 and, therefore apply to transactions starting with our second fiscal quarter of 2004. The adoption of EITF 03-10 did not affect our consolidated gross profit or net loss, as there was not a material impact on the consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We, through majority or wholly owned subsidiaries, conduct operations primarily in Latin America, the Caribbean and Asia, and as such are subject to both economic and political instabilities that cause volatility in foreign currency exchange rates or weak economic conditions. As of August 31, 2004, we had a total of 26 consolidated warehouse clubs operating in 12 foreign countries and one U.S. territory (excluding the three warehouse clubs owned in Mexico through its 50/50 joint venture). Nineteen of the 26 warehouse clubs operate under currencies other than the U.S. dollar. For fiscal 2004, approximately 78% of our net warehouse sales were in foreign currencies. We may enter into additional foreign countries in the future or open additional locations in existing countries, which may involve similar economic and political risks as well as challenges that are different from those currently encountered. Foreign currencies in most of the countries where we operate have historically devalued against the U.S. dollar and are expected to continue to devalue. For example, the Dominican Republic experienced a currency devaluation of approximately 81% between the end of the fiscal year ended August 31, 2002 and the end of the year ended August 31, 2003 and 13% (significantly higher at certain points of the year) between the year ended August 31, 2003 and the year ended August 31, 2004. There can be no assurance that we will not experience any other materially adverse effects on our business, financial condition, operating results, cash flow or liquidity, from currency devaluations in other countries, as a result of the economic and political risks of conducting an international merchandising business.

Foreign exchange transaction losses realized, which are included as a part of the costs of goods sold in the consolidated statement of operations, for fiscal 2004, 2003 and 2002 were approximately $579,000, $605,000 and $1.2 million, respectively. Translation adjustments (losses) from our share of non-U.S. dollar denominated majority or wholly owned subsidiaries and investment in affiliate, resulting from the translation of assets and liabilities of the subsidiaries and affiliate into U.S. dollars, were $4.3 million and $7.7 million as of August 31, 2004 and 2003, respectively.

The following is a listing of each country or territory where we currently operate and their respective currencies, as of August 31, 2004:

Country/Territory	Number of Warehouse Clubs In Operation	Currency
Panama	4	U.S. Dollar
Costa Rica	3	Costa Rican Colon
Philippines	4	Philippine Peso
Mexico*	3	Mexican Peso
Dominican Republic	2	Dominican Republic Peso
Guatemala	2	Guatemalan Quetzal
El Salvador	2	U.S. Dollar
Honduras	2	Honduran Lempira
Trinidad	2	Trinidad Dollar
Aruba	1	Aruba Florin
Barbados	1	Barbados Dollar
Guam	—	U.S. Dollar
U.S. Virgin Islands	1	U.S. Dollar
Jamaica	1	Jamaican Dollar
Nicaragua	1	Nicaragua Cordoba Oro

Totals	29

*	Warehouse clubs are operated through a 50/50 joint venture, which is accounted for under the equity method.

We are exposed to changes in interest rates on various debt facilities. A hypothetical 100 basis point adverse change in interest rates along the entire interest rate yield curve would adversely affect our pretax net loss (excluding any minority interest impact) by approximately $600,000.

Philippines Sales Trends and Projected Losses

Our Philippines operations, consisting of four warehouse clubs in Metro Manila (along with one former and currently unoccupied warehouse club), are performing well below management’s expectation, with sales growth below plan, resulting in operating losses and negative cash flow over the past year (including the most recent fiscal quarter). We believe that two primary reasons for these results are: (i) the business has not been adequately capitalized; and (ii) the distribution of U.S. merchandise to the Philippines has not been maintained at a sufficiently consistent level. Recently, we were experiencing significant difficulties with the timely customs clearance of U.S. merchandise which has had a negative impact on the business in the near term. However, we continue to believe that the Philippines could be a viable and profitable market for our company and we continue our efforts to improve the business there. There is no guarantee, however, that our company will be successful in these efforts, and operating losses and negative cash flow could continue for the foreseeable future.

Public Company Compliance Costs and Considerations

We incur certain costs associated with being a publicly traded company. Beginning with fiscal year 2005, the direct and indirect costs associated with Sarbanes-Oxley Section 404 compliance will add significantly to that cost. The expenses associated with implementing the additional processes and procedures necessary for Section 404 compliance and the fiscal year 2005 required attestation of those controls have been estimated at approximately $1.7 million, approximately three times the entire cost of the fiscal 2004 year end audit. The cost of initial implementation and on-going compliance is particularly high for us due to the multiple geographic areas in which we operate (12 countries and one U.S. territory). Moreover, Section 404 compliance will inevitably result in a diversion of management time and attention from other duties.

We are monitoring the cost of operating as a public company to determine whether in our judgment the direct and indirect costs outweigh the benefits to us and our stockholders. If we conclude as a result of this review that these costs, including but not limited to the new costs of compliance with Section 404, outweigh the benefits of remaining as a publicly reporting company, management and the board of directors may, over the next several months, begin to consider alternatives to remaining a public company. We understand that several other companies are evaluating similar questions. Alternatives that we could consider and evaluate would include:

•	a going private transaction;

•	a sale or merger of the business; or

•	selling significant parts of the business and taking the remainder private.

While we sometimes have engaged in discussions with minority partners in some locations as to sales of those locations, we have not engaged in any substantive discussions regarding these alternatives with any affiliated or unaffiliated third parties nor have we retained investment bankers, appraisers or other advisors. We do not know whether if we were to engage in any exploration of alternatives that we would be able to find any potential acquirer that would be willing to buy our company at a price that our board of directors and stockholders would find acceptable. Consequently, while we believe it may become appropriate to consider the possibility of such a transaction, we are not in a position to evaluate the likelihood that any such proposal will be made or, even if a proposal were to be made, whether a transaction would be consummated. Any such proposal would depend on a number of factors at a future time, including our business and prospects, our operating and financial performance in the interim and the market price for our securities.

BUSINESS

Our business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. The number of warehouse clubs in operation, as of August 31, 2004 and August 31, 2003, our ownership percentages and basis of presentation for financial reporting purposes by each country or territory are as follows:

Country/Territory	Number of Warehouse Clubs in Operation (as of August 31, 2004)	Number of Warehouse Clubs in Operation (as of August 31, 2003)	Ownership (as of August 31, 2004)	Basis of Presentation
Panama	4	4	100%	Consolidated
Costa Rica	3	3	100%	Consolidated
Dominican Republic	2	2	100%	Consolidated
Guatemala	2	2	66%	Consolidated
Philippines	4	3	52%	Consolidated
El Salvador	2	2	100%	Consolidated
Honduras	2	2	100%	Consolidated
Trinidad	2	2	90%	Consolidated
Aruba	1	1	90%	Consolidated
Barbados	1	1	100%	Consolidated
Guam	—	1	100%	Consolidated
U.S. Virgin Islands	1	1	100%	Consolidated
Jamaica	1	1	67.5%	Consolidated
Nicaragua	1	1	51%	Consolidated

Totals	26	26

Mexico	3	3	50%	Equity

Grand Totals	29	29

During fiscal 2004, we opened a new U.S.-style membership shopping warehouse club in the Philippines and closed our warehouse club in Guam. At the end of fiscal 2004, the total number of consolidated warehouse clubs in operation was 26, operating in 12 countries and one U.S. territory in comparison to 26 warehouse clubs operating in 12 countries and two U.S. territories at the end of fiscal 2003, and 26 consolidated warehouse clubs operating in ten countries and two U.S. territories at the end of fiscal 2002. The average life of the 26 warehouse clubs in operation as of August 31, 2004 was 47 months. The average life of the 26 warehouse clubs in operation as of August 31, 2003 was 36 months. We anticipate opening a new warehouse club in San Jose, Costa Rica sometime in the second half of 2005. We had three additional warehouse clubs in Mexico as part of a 50/50 joint venture with Grupo Gigante, S.A. de C.V. as of the end of fiscal years 2004 and 2003.

In addition to the warehouse clubs operated directly by us or through our joint ventures, there were 12 warehouse clubs in operation (11 in China and one in Saipan, Micronesia) licensed to and operated by local business people, through which we had been primarily earning a licensee fee on a per warehouse club basis (see “—International Licensee Business”), at the end of fiscal 2004, compared to 14 licensed warehouse clubs at the end of fiscal 2003.

Between our spin-off from Price Enterprises, Inc. in 1997 and 2001, we also operated a travel program that offered discounted prices on airline tickets, cruises, travel packages, car rentals and hotels, primarily to Costco, Inc. members; operated an auto referral business; held certain city notes receivable; and held real property that was available for sale.

International Warehouse Club Business

We own and operate U.S.-style membership shopping warehouse clubs through majority or wholly owned ventures operating in Latin America, the Caribbean and Asia using the trade name “PriceSmart.” The warehouse clubs sell basic consumer goods, to individuals and businesses, typically comprised of approximately 45% U.S.-sourced merchandise and approximately 55% locally sourced merchandise, with an emphasis on quality and low prices. By offering low prices on brand name and private label merchandise, the warehouse clubs seek to generate sufficient sales volumes to operate profitably at relatively low gross profit margins. The typical no-frills warehouse club-type buildings range in size from 40,000 to 50,000 square feet of selling space and are located primarily in urban areas to take advantage of dense populations and relatively higher levels of disposable income. Product selection includes perishable foods and basic consumer products. Ancillary services include food services, bakery, tire centers, photo centers, pharmacy and optical departments. The shopping format generally includes an annual membership fee of approximately $25.

Typically, when entering a new market we enter into licensing and technology transfer agreements with a newly created joint venture company (in which we are the majority stockholder and whose minority stockholders are local business people) pursuant to which we provide our know-how package, which includes training and management support, as well as access to our computer software systems and distribution channels. The license also includes the right to use the “PriceSmart” mark and certain other trademarks. We believe that the local business people have been interested in entering into such joint ventures and obtaining such licenses for a variety of reasons, including the successful track record of our management team and our smaller format membership clubs, the opportunity to purchase U.S.-sourced products, the benefits of our modern distribution techniques and the opportunity to obtain exclusive rights to use our trademarks in the region.

Business Strategy

Our mission is to efficiently operate U.S.-style membership warehouse clubs in Latin America, the Caribbean, and the Philippines that sell high quality merchandise at low prices to our members and that provide fair wages and benefits to our employees as well as a fair return to our stockholders. We deliver quality imported U.S. brand-name and locally sourced products to its small business and consumer members in a warehouse club format that provides the highest possible value to its members. By focusing on providing exceptional value on quality merchandise in a low cost operating environment, we seek to grow sales volume and membership which in turn will allow for further efficiencies and price reductions and ultimately improved value to our members.

Membership Policy

Our membership fee structure was specifically designed to allow pricing flexibility from country to country. We believe that membership reinforces customer loyalty. In addition, membership fees provide a continuing source of revenue. We have two primary types of members: Business and Diamond (individual).

Business owners and managers qualify for Business membership. We promote Business membership through our merchandise selection and our marketing programs primarily targeting wholesalers, institutional buyers and retailers. Business members pay an annual membership fee which approximates $25 for a primary and spouse membership card and approximately $12 for additional add-on membership cards. Individual members pay an annual membership fee which approximates $25 and an approximate fee of $12 for an add-on membership card.

We recognize membership fee revenues over the term of the membership, which is 12 months. Deferred revenue is presented separately on the face of the balance sheet and totaled $4.2 million and $4.1 million as of August 31, 2004 and 2003, respectively. Our membership agreements contain an explicit right to refund if our customers are dissatisfied with their membership. Our historical rate of membership fee refunds has been approximately 0.5% of membership income, or approximately $45,000, $42,000 and $45,000 for each of the years ended August 31, 2004, 2003 and 2002, respectively.

Expansion Plans

In the past, we have rapidly expanded into new countries and markets as part of our strategy to gain volume buying benefits and to move quickly into underserved areas. We are currently focusing our management attention on improving the operations of our current locations and believe that our existing portfolio provides the opportunity for improved sales and profitability. However, we continue to identify and evaluate various options for expansion, particularly in the countries in which we have already established a strong market presence. In that regard, we recently announced that we have acquired land in San Jose, Costa Rica for the future construction of a fourth warehouse club in that country.

Warehouse Club Closings and Asset Impairment

During fiscal 2003, we closed three warehouse clubs, one each in Dominican Republic, Ortigas, Metro Manila, Philippines and Guatemala. We also closed our warehouse club in Guam on December 24, 2003 and our Commerce, California distribution center on August 31, 2004. The decision to close the warehouse clubs resulted from the determination that the locations were not conducive to the successful operation of one of our warehouse clubs.

As a result of the closures mentioned above, during fiscal 2003, we recorded closure costs and impairment charges of $7.2 million related to those warehouse clubs closed as of August 31, 2003. Impairment charges of $1.9 million were included in the $7.2 million, reflecting the difference between the carrying value and the fair value of those long-lived assets (building improvements and fixtures and equipment) that were not expected to be utilized at future warehouse club locations. Also during fiscal 2003, we recorded non-cash asset impairment charges of $4.5 million to write-down long-lived assets related to underperforming warehouse clubs in Guam (subsequently closed in fiscal 2004) and the United States Virgin Islands. These charges also reflected the difference between the carrying value and fair value of those long-lived assets that were not expected to be utilized at future warehouse club locations. The fair value of long-lived assets was based on estimated selling prices for similar assets.

During fiscal 2004, we recorded approximately $3.5 million of additional closure costs related to the four closed warehouse clubs and one closed distribution center. We also recorded approximately $3.2 million in non-cash impairment charges related to the write-down of the carrying value of the building at the closed warehouse club in the Philippines. This charge results from revised cash flow estimates regarding the marketability of the land and building for this location. The original estimate regarding the market price of leasing these assets was derived from negotiations that discontinued during the second quarter of fiscal 2004. At that time, we believed the price being offered was a reasonable estimate of market value. However, during the third quarter an offer was received at a significantly lower price; therefore, we revised our estimates downward.

During the fourth quarter of fiscal 2004, due to the historical operating losses and management’s assessment as to the inability to recover the full carrying amount of our investment in PSMT Mexico, S.A. de C.V., we recorded charge of $3.1 million to reduce our “investment in unconsolidated affiliate.” We are a 50% shareholder in PSMT Mexico, S.A. de C.V. and account for our investment under the equity accounting method.

International Licensee Business

We had 12 warehouse clubs in operation (11 in China and one in Saipan, Micronesia) licensed to and operated by local business people at the end of fiscal 2004, through which we had been primarily earning license fees on a per warehouse club basis, and also earned other fees in connection with certain licensing and technology transfer agreements and sales of products purchased from us.

During the second fiscal quarter of 2004, representatives of our company and our China licensee held discussions with regards to payments to be made by the licensee to us under the PRC Technology License Agreement (Amended) entered into in February 2001. In this regard, the licensee failed to satisfy certain of these payment obligations, asked us to relieve it from some of the payment obligations and sought related modifications to the parties’ relationship. During the pendency of the parties’ discussions, we agreed to a temporary moratorium on certain payment obligations. In October 2004, we concluded that, in view of the lack of substantive progress arising from the parties’ discussions, we should proceed with sending a notice of default relating to the licensee’s non-payment. Accordingly, on October 7, 2004, we issued a notice of default to the licensee, demanding the payment of $1,403,845 within 30 days for previously unbilled license fees and interest. We did not receive timely payment. Accordingly, we terminated the PRC Technology License Agreement (Amended), as well as the PRC Trademark License Agreement which we have also entered into with the licensee, by letter dated December 10, 2004. As a result of the above, we have fully reserved the outstanding receivable by recording a bad debt expense of $0.6 million and did not record revenue from this license relationship in the fourth quarter.

Intellectual Property Rights

It is our policy to obtain appropriate proprietary rights protection for trademarks by filing applications for registrable marks with the U.S. Patent and Trademark Office, and in certain foreign countries. In addition, we rely on copyright and trade secret laws to protect our proprietary rights. We attempt to protect our trade secrets and other proprietary information through agreements with our joint venturers, employees, consultants and suppliers and other similar measures. There can be no assurance, however, that we will be successful in protecting our proprietary rights. While management believes that our trademarks, copyrights and other proprietary know-how have significant value, changing technology and the competitive marketplace make our future success dependent principally upon its employees’ technical competence and creative skills for continuing innovation.

There can be no assurance that third parties will not assert claims against us with respect to existing and future trademarks, trade names, sales techniques or other intellectual property matters. In the event of litigation to determine the validity of any third-party’s claims, such litigation could result in significant expense to us and divert the efforts of our management, whether or not such litigation is determined in our favor.

While we have registered under various classifications the mark “PriceSmart” in several countries, certain registration applications remain pending; because of objections by one or more parties, there can be no assurance that we will obtain all such registrations or that we have proprietary rights to the marks.

In August 1999, our company and Associated Wholesale Grocers, Inc. entered into an agreement regarding the trademark “PriceSmart” and related marks containing the name “PriceSmart.” We have agreed not to use the “PriceSmart” mark or any related marks containing the name “PriceSmart” in connection with the sale or offer for sale of any goods or services within Associated Wholesale Grocers’ territory of operations, including the following ten states: Kansas, Missouri, Arkansas, Oklahoma, Nebraska, Iowa, Texas, Illinois, Tennessee and Kentucky. We however, may use the mark “PriceSmart” or any mark containing the name “PriceSmart” on the internet or any other global computer network whether within or outside such territory, and in any national advertising campaign that cannot reasonably exclude the territory, and we may use the mark in connection with various travel services. Associated Wholesale Grocers has agreed not to oppose any trademark applications filed by us for registration of the mark “PriceSmart” or related marks containing the name “PriceSmart,” and Associated Wholesale Grocers has further agreed not to bring any action for trademark infringement against us based upon our use outside the territory (or with respect to the permitted uses inside the territory) of the mark “PriceSmart” or related marks containing the name “PriceSmart.”

Employees

As of August 31, 2004, we and our consolidated subsidiaries had a total of 3,314 employees. Approximately 94% of our employees were employed outside of the United States.

Seasonality

Historically, our merchandising businesses have experienced holiday retail seasonality in their markets. In addition to seasonal fluctuations, our operating results fluctuate quarter-to-quarter as a result of economic and political events in markets served us, the timing of holidays, weather, the timing of shipments, product mix, and currency effects on the cost of U.S.-sourced products which may make these products more expensive in local currencies and less affordable. Because of such fluctuations, the results of operations of any quarter are not indicative of the results that may be achieved for a full fiscal year or any future quarter. In addition, there can be no assurance that our future results will be consistent with past results or the projections of securities analysts.

Properties

Warehouse Club Properties. We, through our majority or wholly owned ventures or equity joint venture, own and/or lease properties in each country or territory in which we operate warehouse clubs. All buildings, both owned and leased, are constructed by independent contractors. The following is a summary of warehouse club locations currently owned and/or leased by country or territory:

Country / Territory	Date Opened or Anticipated	Date Closed	Ownership / Lease
Panama:
Los Pueblos	October 25, 1996		Own land and building
Via Brazil	December 4, 1997		Lease land and building
El Dorado	November 11, 1999		Lease land and building
David	June 15, 2000		Own land and building
Guatemala:
Mira Flores	April 8, 1999		Lease land and building
Guatemala City	August 24, 2000	August 15, 2003	Lease land and building
Pradera	May 29, 2001		Lease land and building
Costa Rica:
Zapote	June 25, 1999		Own land and building
Escazu	May 12, 2000		Own land and building
Heredia	June 30, 2000		Own land and building
Moravia	Second half, calendar 2005		Will own land and building
Dominican Republic:
Santo Domingo	December 10, 1999		Own land and building
Santiago	December 14, 1999		Own land and building
East Santo Domingo	October 12, 2000	June 15, 2003	Own land and building
El Salvador:
Santa Elena	August 26, 1999		Own land and building
San Salvador	April 13, 2000		Own land and building
Honduras:
San Pedro Sula	September 29, 1999		Own land and building
Tegucigalpa	May 31, 2000		Lease land and building
Aruba:
Oranjestad	March 23, 2001		Lease land and building
Barbados:
Bridgetown	August 31, 2001		Lease land and building
Philippines:
Fort Bonifacio	May 18, 2001		Lease land(1)
Ortigas	November 8, 2001	August 3, 2003	Lease land(1)
Congressional	March 15, 2002		Lease land(1)
Alabang	November 16, 2002		Lease land(1)
Aseana	June 9, 2004		Lease land(1)
Trinidad:
Chaguanas	August 4, 2000		Own land and building
Port of Spain	December 5, 2001		Lease land(1)
U.S. Virgin Islands:
St. Thomas	May 4, 2001		Lease land(1)
Guam:
Barrigada	March 8, 2002	December 24, 2003	Lease land and building
Jamaica:
Kingston	March 28, 2003		Own land and building
Nicaragua:
Managua	July 25, 2003		Own land and building
Mexico:
Irapuato	November 14, 2002		Own land and building(2)
Celaya	November 16, 2002		Own land and building(2)
Queretaro	March 1, 2003		Own land and building(2)

(1)	We constructed, at our expense, the building on land that we lease.
(2)	Warehouse clubs are operated through a 50/50 joint venture which is accounted for under the equity method.

Corporate Headquarters. We maintain our headquarters at 9740 Scranton Road, San Diego, California 92121-1745. We lease approximately 35,000 square feet of office space at a rate $47,115 per month, with a 2% annual increase. The current term expires on March 31, 2011. We lease a 32,387 square foot facility in Commerce, California at a rate of $16,546 per month that expires on May 31, 2005. The use of the Commerce, California facility was discontinued on August 31, 2004, resulting in a charge of $149,000 to the financial statements ended as of the same date. Additionally, we lease two facilities in Miami, Florida. The first is an 85,000 square foot facility leased at a rate of $43,370 per month that expires on June 30, 2005. The second is a 24,700 square foot facility leased at a rate of $29,601 per month that expires on February 28, 2006. We believe that our existing facilities are adequate to meet our current needs and that suitable additional or alternative space will be available on commercially reasonable terms as needed.

Environmental Matters. We agreed to indemnify Price Enterprises, Inc. for all of Price Enterprises’ liabilities (including obligations to indemnify Costco with respect to environmental liabilities) arising out of Price Enterprises’ prior ownership of properties we previously held for sale and the real properties transferred by Costco to Price Enterprises that Price Enterprises sold prior to the special dividend of our common stock by Price Enterprises on August 29, 1997. Our ownership of real properties and our agreement to indemnify Price Enterprises could subject us to certain environmental liabilities. As discussed below, certain properties are located in areas of current or former industrial activity, where environmental contamination may have occurred.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and remediate releases or threatened releases of hazardous or toxic substances or petroleum products located at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and remediation costs incurred by such parties in connection with the contamination. Under certain of these laws, liability may be imposed without regard to whether the owner knew of or caused the presence of the contaminants. These costs may be substantial, and the presence of such substances, or the failure to remediate properly the contamination on such property, may adversely affect the owner’s ability to sell or lease such property or to borrow money using such property as collateral. Certain federal and state laws require the removal or encapsulation of asbestos-containing material in poor condition in the event of remodeling or renovation. Other federal, state and local laws have been enacted to protect sensitive environmental resources, including threatened and endangered species and wetlands. Such laws may restrict the development and diminish the value of property that is inhabited by an endangered or threatened species, is designated as critical habitat for an endangered or threatened species or is characterized as wetlands.

In 1994, Costco engaged environmental consultants to conduct Phase I assessments (involving investigation without soil sampling or groundwater analysis) at each of the properties that Costco transferred to Price Enterprises in 1994, including the properties we previously held for sale. We are unaware of any environmental liability or noncompliance with applicable environmental laws or regulations arising out of the properties we previously held for sale or the real properties transferred by Costco to Price Enterprises and sold prior to the distribution that we believe would have a material adverse effect on our business, assets or results of operations. Nevertheless, there can be no assurance that our knowledge is complete with regard to, or that the Phase I assessments have identified, all material environmental liabilities.

We are aware of certain environmental issues, which we do not expect to have a material adverse effect on our business, financial condition, operating results, cash flow or liquidity, relating to three properties transferred from Costco to Price Enterprises that were sold prior to the distribution. We agreed to indemnify Price Enterprises for environmental liabilities arising out of such properties. Set forth below are summaries of certain environmental matters relating to these properties:

Meadowlands: The Meadowlands site is an unimproved, 12.9-acre site located in Meadowlands, New Jersey. A prior owner used this site as a debris disposal area. Elevated levels of heavy metals (including a small area contaminated with polychlorinated biphenyl) and petroleum hydrocarbons are present in soil at the Meadowlands site. To date, we have not been advised that Price Enterprises has been notified by any governmental authority, and is not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with the Meadowlands site. Price Enterprises sold the Meadowlands site on August 11, 1995. Nevertheless, Price Enterprises’ previous ownership of the Meadowlands site creates the potential of liability for remediation costs associated with groundwater beneath the site.

Silver City: The Silver City site contains petroleum hydrocarbons in the soil and groundwater. There are no known receptors (groundwater users) down gradient of the Silver City site and the extent of soil and groundwater contamination is limited. On March 20, 1996, Price Enterprises sold the Silver City site and retained responsibility for certain environmental matters. We are continuing to remediate the soil and groundwater at this property under supervision of local authorities.

Legal Proceedings

From time to time, we and our subsidiaries are subject to legal proceedings and claims in the ordinary course of business, including those identified below. We evaluate such matters on a case by case basis, and vigorously contests any such legal proceedings or claims which we believe are without merit.

On November 17, 2003, following the announcement of the restatement of our financial results for fiscal year 2002 and the first three quarters of fiscal 2003 in November 2003, the first of six class action lawsuits were filed against us and certain of our former directors and officers purportedly brought on behalf of certain of our current and former holders of our common stock, and a seventh class action lawsuit was filed against us and certain of our former directors and officers purportedly on behalf of certain holders of our Series A Preferred Stock and a class of common stock purchasers. These suits, which were filed in United States District Court, Southern District of California, generally allege that we issued false and misleading statements during fiscal years 2002 and 2003 in violation of federal securities laws and seek relief including compensatory damages, costs and expenses, as well as recission by the holders of Series A Preferred Stock. All of the federal securities actions were consolidated under Master File No. 03CV2260 JAH (BLM) by an order dated September 9, 2004, which also appointed a lead plaintiff on behalf of the proposed class of common stock purchasers. The lead plaintiff filed a consolidated complaint on November 29, 2004, and the defendants will have until February 4, 2005 to move to dismiss or otherwise respond to the consolidated complaint.

On September 3, 2004, we entered into a Stipulation of Settlement only with respect to the action brought on behalf of a purported sub-class of plaintiffs comprised of unaffiliated purchasers of our Series A Preferred Stock. On November 8, 2004 the settlement was approved. Terms of the settlement include: (i) dismissal of the Series A Preferred lawsuit; (ii) the entry of an order releasing claims that were or could have been brought by the Series A subclass arising out of or relating to the purchase or ownership of the Series A Preferred Stock; (iii) the Series A Preferred subclass will be offered the opportunity to exchange their Series A Preferred Stock for shares of common stock valued at such purpose at a price of $10.00 per share; and (iv) the payment of plaintiffs’ attorneys’ fees and costs.

If we choose to settle the remaining consolidated class action lawsuit without going to trial, we may be required to pay the plaintiffs a substantial sum in consideration of the settlement. Alternatively, if these remaining cases go to trial and we are ultimately adjudged to have violated federal securities laws, we may incur substantial losses as a result of an award of damages to the plaintiffs.

On September 3, 2004, we also entered into a Stipulation of Settlement for a stockholder derivative suit Paulson v. Price, et al. purportedly brought on our own behalf against our current and former directors and officers in Superior Court of the State of California, County of San Diego, Case No. GIC 822226, alleging among other things, breaches of fiduciary duty. The same complaint also alleges that various officers and directors violated California insider trading laws when they sold shares of our stock in 2002 because of their alleged knowledge of the accounting issues that caused the restatement. In the Stipulation of Settlement, the parties agreed that the prosecution and pendency of the litigation was a factor in our agreement to seek to implement the Financial Program that we announced on September 3, 2004. On November 12, 2004, the settlement was approved. Terms of the settlement include: (i) dismissal with prejudice of the derivative lawsuit; (ii) the entry of a judgment containing a release for the benefit of defendants; and (iii) payment of plaintiffs’ attorneys’ fees and costs.

The United States Securities and Exchange Commission has informed us that it is conducting an investigation into the circumstances surrounding the restatement.

The indemnification provisions contained in our amended and restated certificate of incorporation and indemnification agreements between us and our current and former directors and officers require us to indemnify our current and former directors and officers who are named as defendants against the allegations contained in these suits unless we determine that indemnification is unavailable because the applicable current or former director or officer failed to meet the applicable standard of conduct set forth in those documents. While we have directors and officers liability insurance (subject to a $1.0 million retention and a 20% co-pay provision), we have been informed that our insurance carriers are reserving all of their rights and defenses under the policy (including the right to deny coverage) and it is otherwise uncertain whether the insurance will be sufficient to cover all damages that we may be required to pay. Further, regardless of coverage and the ultimate outcome of these suits, litigation of this type is expensive and will require that we devote substantial resources and management attention to defend these proceedings. Moreover, the mere presence of these lawsuits may materially harm our business and reputation. We have and will continue to incur substantial legal and other professional service costs in connection with the stockholder lawsuits and responding to the inquiries of the SEC. The amount of any future costs in this respect cannot be determined at this time.

In July 2003, our 34% minority interest shareholder in our Guatemalan operations (PriceSmart (Guatemala) S.A.) contended, among other things, that both we and the minority interest shareholder are entitled to receive a 15% annual return upon our respective capital investments in the Guatemalan operations. We have reviewed the claim and other pertinent information in relation to the Guatemalan joint venture agreement, as amended, and we do not concur with the minority shareholder’s conclusion. The Guatemalan minority shareholder continues to assert a right to receive a 15% annual return on its capital investment, which it alleged had accrued to $1.7 million as of November 30, 2004. The Guatemalan minority shareholder additionally asserts that we have inappropriately charged PriceSmart (Guatemala), S.A. at least $11.4 million with regard to various fees, expenses and certain related matters. We have responded that we disagree with virtually all of the minority shareholder’s assertions, and the minority shareholder advised that it might commission an audit with regard to such matters. On December 13, 2004, we initiated binding arbitration proceedings against the Guatemalan minority interest shareholder in an effort to obtain a declaration from the arbitrator that, among other things, the shareholders of PriceSmart (Guatemala), S.A. are not entitled to a 15% annual return on their investments and that PriceSmart (Guatemala), S.A. has not been inappropriately charged for various fees and expenses.

In addition, our two minority shareholders in the Philippines (which together comprise a 48% ownership interest in our Philippine operations (PSMT Philippines, Inc.)) have taken the position that an “impasse” of the Board of Directors of PSMT Philippines, Inc. has been reached. These minority shareholders have therefore sought to invoke the “buy-sell” provisions of the parties’ Shareholders’ Agreement (pursuant to which one shareholder may offer to purchase the interest of the other shareholders (at an appraised value) at which point the offeree shareholder may make a counter offer and the process continues until an offer is accepted). We contend, among other things, that pursuant to the terms of the Shareholders’ Agreement no “impasse” can be reached (and hence the buy-sell provisions do not become applicable) until after the respective shareholders’ principal representatives have met to discuss pending issues. Nevertheless, there is some likelihood that our dispute may result in litigation on this issue and on other matters pertaining to the Philippines operations.

The ultimate outcome of these disputes could have a material adverse effect on our business, financial condition, operating results, cash flow or liquidity. While we believe our interpretation of the relevant documents is correct, arbitration and litigation are inherently unpredictable. Further, regardless of the ultimate outcome of these suits, litigation of this type is expensive and may require that we devote substantial resources and management attention to these proceedings.

MANAGEMENT

Executive Officers and Directors

The table below indicates the name, position with our company and age of each director and executive officer of our company as of November 30, 2004:

Name	Position	Age
Robert E. Price	Chairman of the Board; Interim Chief Executive Officer	62
James F. Cahill	Vice Chairman of the Board	49
Murray L. Galinson	Director	67
Katherine L. Hensley	Director	67
Leon C. Janks	Director	55
Lawrence B. Krause	Director	74
Angel Losada M.	Director	49
Jack McGrory	Director	55
Edgar A. Zurcher	Director	54
Jose Luis Laparte	President	38
William J. Naylon	Executive Vice President and Chief Operating Officer	42
John J. Heffner	Executive Vice President and Chief Financial Officer	50
Brud E. Drachman	Executive Vice President—Construction and Private Label Merchandising	50
Robert M. Gans	Executive Vice President, Secretary and General Counsel	55
John D. Hildebrandt	Executive Vice President—Caribbean and Central America Operations	46
Thomas D. Martin	Executive Vice President—Merchandising	48
Edward Oats	Executive Vice President—Logistics	44

Robert E. Price has been Chairman of the Board of our company since July 1994, Interim Chief Executive Officer of our company since April 2003 and also served as Interim President of our company from April 2003 until October 2004. Mr. Price also served as President and Chief Executive Officer of our company from July 1994 until January 1998. Additionally, Mr. Price served as Chairman of the Board of Price Enterprises from July 1994 until November 1999 and was President and Chief Executive Officer of Price Enterprises from July 1994 until September 1997. Mr. Price was Chairman of the Board of Price/Costco, Inc., which we refer to as Costco, from October 1993 to December 1994. From 1976 to October 1993, he was Chief Executive Officer and a director of The Price Company. Mr. Price served as Chairman of the Board of The Price Company from January 1989 to October 1993, and as its President from 1976 until December 1990. Mr. Price has also been a Manager of The Price Group since August 2000.

James F. Cahill has been Vice Chairman of the Board of Directors of our company since April 2003, has served as our Interim Chief Financial Officer from September 2003 to December 2003 and has been a director of our company since November 1999. Mr. Cahill has also served as a director of Price Enterprises since August 1997. In September 2001, Price Enterprises completed a merger transaction with its former parent, Excel Legacy Corporation, a Delaware corporation, pursuant to which a subsidiary of Price Enterprises was merged with and into Excel Legacy. Upon completion of the merger, Excel Legacy became a wholly owned subsidiary of Price Enterprises, which changed its name to Price Legacy Corporation, and Mr. Cahill continued to serve as a director until June 2004. Additionally, Mr. Cahill has been Executive Vice President of Price Entities since January 1987. In this position he has been responsible for the oversight and investment activities of the financial portfolio of Sol Price, founder of The Price Company and related entities. Prior to 1987, Mr. Cahill was employed by The Price Company for ten years, with his last position being Vice President of Operations. Mr. Cahill has also been a Manager of The Price Group since August 2000.

Murray L. Galinson has been a director of our company since November 2000. Mr. Galinson served as a director of Price Enterprises from August 1994 until November 1999 and from January 2001 until September 2001, and he has served as a director of Price Legacy since September 2001. Additionally, Mr. Galinson has been

Chairman of the Board of San Diego National Bank since May 1996 and has served as a director of San Diego National Bank since its inception in 1981. Mr. Galinson also served as President and Chief Executive Officer of San Diego National Bank from September 1984 to September 1997 and was Chairman of the Board and Chief Executive Officer of SDNB Financial Corporation from 1985 to 1997. Mr. Galinson has also been a Manager of The Price Group since August 2000.

Katherine L. Hensley has been a director of our company since July 1997 and served as a director of Price Enterprises from December 1994 until July 1997. She is a retired partner of the law firm of O’Melveny & Myers in Los Angeles, California. Ms. Hensley joined O’Melveny & Myers in 1978 and was a partner from 1986 to February 1992. From 1994 to 2000, Ms. Hensley served as a trustee of Security First Trust, an open-end investment management company registered under the Investment Company Act of 1940.

Leon C. Janks has been a director of our company since July 1997 and served as a director of Price Enterprises from March 1995 until July 1997. He has been a partner in the accounting firm of Green, Hasson & Janks LLP in Los Angeles, California since 1980 and serves as its Managing Director. Mr. Janks has extensive experience in domestic and international business serving a wide variety of clients in diverse businesses and is a certified public accountant.

Lawrence B. Krause has been a director of our company since July 1997. Mr. Krause has been a Professor and the Director of the Korea-Pacific Program at the Graduate School of International Relations and Pacific Studies at the University of California, San Diego since 1986. He became a Professor Emeritus in 1997. Mr. Krause also serves on advisory boards for a number of institutions including the Institute for International Economics, the Korea Economic Institute, the Committee on Asian Economic Studies and the U.S. National Committee for Pacific Economic Cooperation.

Angel Losada M. has been a director of our company since January 2002. Since May 2003, Mr. Losada has been Chairman of the Board of Directors of Gigante, one of Mexico’s largest grocery and retail store chains, after having served as Vice-Chairman of Gigante since 1973. Mr. Losada has also served as Executive President of Gigante since 2000. In addition, Mr. Losada owns 13.5% of the common stock of Gigante, and together with members of his family, owns an aggregate of 69.4% of the common stock of Gigante. Gigante beneficially owns approximately 9.5% of the outstanding common stock. Mr. Losada also serves as Chairman of the Board of Directors of Office Depot de México, S.A. de C.V.; Chairman of the Board of Directors of Radio Shack de México, S.A. de C.V.; Chairman of the Board of Directors of Cafeterías Tok’s de México, S.A. de C.V.; a director of the Food Marketing Institute; a director of Teléfonos de México, S.A. de C.V.; and a director of Grupo Financiero Banamex-Citigroup, S.A. Mr. Losada has served as Chairman of the Mexican National Association of Retailers; and as a director of Mexico City’s National Chamber of Commerce, Casa de Bolsa Inverlat, S.A., and Seguros América, S.A.

Jack McGrory has been a director of our company since November 2000. Mr. McGrory has been Chairman of the Board of Price Legacy since September 2001, has served as President and Chief Executive Officer of Price Legacy since October 2003, and was President and Chief Executive Officer of Price Enterprises from September 1997 until November 1999. Mr. McGrory also serves as a director of the San Diego Padres, L.P. and was its Executive Vice President and Chief Operating Officer from September 1999 until August 2000. From March 1991 through August 1997, Mr. McGrory served as City Manager of San Diego. Mr. McGrory has also been a Manager of the Price Group since August 2000.

Edgar A. Zurcher has been a director of our company since November 2000. Mr. Zurcher has been a partner in the law firm Zurcher, Montoya & Zurcher in Costa Rica since 1980. Additionally, Mr. Zurcher has been a director and 9.1% shareholder of PSC, S.A. (which previously owned 49% of PSMT Caribe, Inc.) since its inception in September 1998. PSC, S.A. beneficially owns approximately 4.3% of the outstanding common stock of our company.

Jose Luis Laparte has been President of our company since October 2004 and served as a consultant for our company since December 2003. Prior to joining our company as a consultant, Mr. Laparte worked more than 14 years for Wal-Mart Stores, Inc. in Mexico and the United States in progressively responsible positions. From October 2002 through September 2003 he served as Vice President of Sam’s International, where he directed and managed the company’s operations, finance, sales, marketing, product development and merchandising. From May 2000 to October 2002, he served as Vice President, Wal-Mart de Mexico, responsible for sales and the expansion of the Sam’s Club format in Mexico.

William J. Naylon has been Executive Vice President and Chief Operating Officer of our company since January 2002. Mr. Naylon served as Executive Vice President—Merchandising of our company from July 2001 until January 2002 and as Senior Vice President of our company from March 1998 until July 2001. From September 1995 through February 1998, Mr. Naylon was Managing Director for our licensee warehouse club operation in Indonesia. Prior to joining our company, Mr. Naylon was a General Manager for Costco and had served in various management roles for The Price Company.

John J. Heffner has been Executive Vice President and Chief Financial Officer of our company since January 2004 after having served as a consultant to our company on financial matters for the previous 4 months. From February 2000 until August 2003 Mr. Heffner was Vice President of Finance and CFO of Kyocera Wireless Corp. Mr. Heffner’s previous professional experience was with Digital Equipment Corporation where he held a variety of financial management roles over a 20 year period from 1978 to 1998, and more recently with Qualcomm, Inc. where he was a Vice President of Finance from July 1998 until February 2000. Mr. Heffner is a graduate of St. Lawrence University and received an MBA from Syracuse University.

Brud E. Drachman has been Executive Vice President—Construction and Private Label Merchandising of our company since November 2004. Mr. Drachman served as Executive Vice President—Real Estate and Construction of our company from November 2002 until October 2004 and served as Senior Vice President—Real Estate and Construction of our company from August 1998 to October 2002. Mr. Drachman previously served as Vice President—Real Estate and Construction at Price Enterprises from August 1994 to August 1997. Prior to joining Price Enterprises in 1994, Mr. Drachman served as Project Manager at The Price Company since 1987.

Robert M. Gans has been Executive Vice President, General Counsel and Secretary of our company since August 1997 and was Executive Vice President and General Counsel of Price Enterprises from October 1994 until July 1997. Mr. Gans graduated from the UCLA School of Law in 1975 and actively practiced law in private practice from 1975 until 1994. From 1988 until October 1994, Mr. Gans was the senior member of the law firm of Gans, Blackmar & Stevens, A.P.C., of San Diego, California.

John D. Hildebrandt has been Executive Vice President—Caribbean and Central America Operations since August 2003. Mr. Hildebrandt served as Executive Vice President—Caribbean and Asia Operations from July 2001 until July 2003 and served as Senior Vice President of our company from September 2000 until July 2001. Mr. Hildebrandt previously served as Vice President of our company from September 1998 until August 2000, overseeing operations in Central America. Mr. Hildebrandt served as our Country Manager in the Philippines and Panama from August 1997 until August 1998, and as Price Enterprises’ Country Manager in the Philippines and Panama from 1996 until our company was spun off from Price Enterprises in August 1997. Prior to joining Price Enterprises as Country Manager in 1996, Mr. Hildebrandt was a Senior Operations Manager of Costco from 1994 through 1996, and had served in various management roles for The Price Company since 1979.

Thomas D. Martin has been Executive Vice President—Merchandising of our company since October 1998 and served as Senior Vice President of our company from August 1997 to September 1998. Mr. Martin previously served as Vice President of Price Enterprises from August 1994 until July 1997, directing merchandising strategies and product sourcing for its international merchandising business, in addition to managing its trading company activities. Prior to joining Price Enterprises as Vice President in August 1994, Mr. Martin served as Vice President of Costco from October 1993 to December 1994 and had served in various management roles for The Price Company.

Edward Oats has been Executive Vice President—Information Technology and Logistics of our company since November 2002 and served as Senior Vice President—Logistics/Information Technology of our company from May 2000 to October 2002. Mr. Oats previously served as Vice President of Information Technology of our company from August 1997 to April 2000, and as International IT Manager of Price Enterprises from 1993 to 1997. From 1981 to 1993, Mr. Oats served as Operations Manager at The Price Company.

Information Regarding the Board

Committees of the Board

Audit Committee. The Audit Committee, which consists of Messrs. Janks and Krause and Ms. Hensley, oversees our accounting and financial reporting processes and the audits of our financial statements. The Committee reviews the annual audits conducted by our independent public accountants, reviews and evaluates internal accounting controls, is responsible for the selection of our independent public accountants, and conducts such reviews and examinations as it deems necessary with respect to the practices and policies of, and the relationship between us and our independent public accountants.

Compensation Committee. The Compensation Committee, which consists of Messrs. Janks and Krause and Ms. Hensley, reviews and approves the compensation program for our executive officers. The Committee is authorized to evaluate and determine the compensation of the Corporation’s Chief Executive Officer, and reviews and approves all such compensation for all other executive officers. The Committee also administers, interprets and makes grants under our stock option plans.

Nominating Committee. The Nominating Committee, which consists of Ms. Hensley and Mr. Price, may evaluate and recommend candidates to fill vacancies on the Board of Directors or any committee thereof, which vacancies may be created by the departure of any directors, or the expansion of the number of members of the Board. The Nominating Committee may also consider the slate of nominees to be presented for reelection at the Annual Meeting. The Nominating Committee gives appropriate consideration to qualified persons recommended by stockholders for nomination as directors provided that such recommendations are made in accordance with our bylaws and are accompanied by information sufficient to enable the Nominating Committee to evaluate the qualifications of the nominee.

Executive Committee. The Executive Committee, which consists of Messrs. Price and Janks, has all powers and rights necessary to exercise the full authority of the board of directors in the management of the business and affairs of our company, except as provided in the Delaware General Corporation Law or our bylaws.

Finance Committee. The Finance Committee, which consists of Messrs. Janks, Cahill, Krause and Price and Ms. Hensley, reviews and makes recommendations with respect to (1) annual budgets, (2) investments, (3) financing arrangements and (4) the creation, incurrence, assumption or guaranty by us of any indebtedness, obligation or liability, except, in each case, for any such transactions entered into in the ordinary course of business of our company.

Real Estate Committee. The Real Estate Committee, which consists of Messrs. Cahill, McGrory and Price, reviews and approves the material terms (including the proposed site plan) upon which we lease and purchase the real estate on which we construct and operate our warehouse club facilities.

Governance Committee. The Governance Committee, which consists of Mr. Krause and Ms. Hensley, assists the board of directors in establishing corporate governance guidelines and other policies and procedures pertaining to corporate governance matters, and assists the Nominating Committee in evaluating potential nominees for directors of our company.

Compensation of the Directors

Each non-employee director of our company receives $20,000 per year for serving on the board of directors. In addition, non-employee directors who serve on committees of the board of directors (in a capacity other than chairman of a committee) receive $500 for each meeting attended. The chairman of the Audit Committee receives $35,000 per year and the chairmen of the other committees of the board of directors receive $5,000 per year in addition to their other compensation as directors. Each director is eligible to receive stock grants and stock options pursuant to our 1997 Stock Option Plan, 1998 Equity Participation Plan, 2001 Equity Participation Plan and 2002 Equity Participation Plan. Under the 1997 Stock Option Plan, the 2001 Equity Participation Plan or the 2002 Equity Participation Plan, as then in effect, non-employee directors are entitled to receive initial grants of non-qualified stock options to purchase 3,000 shares of common stock upon becoming directors of our company and additional grants of options to purchase 1,000 shares of common stock on the date of each annual meeting of stockholders at which the director is re-elected to the board. Non-employee directors joining the board after July 1998 also are eligible to receive grants of non-qualified options under the 1998 Equity Participation Plan upon purchases of shares of common stock. For each such director who has purchased at least an aggregate of 500 shares of common stock on or after September 1, 1997, on the date such person purchases additional shares of common stock (other than upon the exercise of stock options), such person automatically will be granted a non-qualified stock option to purchase a number of shares of common stock equal to the difference between (1) three times the number of such shares of common stock actually purchased and (2) the number of shares of common stock subject to options previously granted to such director under the 1998 Equity Participation Plan. No director, however, may receive options under the 1998 Equity Participation Plan that are exercisable for more than 8,146 shares of common stock. The 1998 Equity Participation Plan further provides that each person who is initially elected to the board after the adoption by the board of the plan and who is an independent director at the time of such initial election automatically shall be granted on the date of such initial election the right to purchase 2,716 shares of common stock at a purchase price equal to the fair market value on the date the shares are purchased.

Directors also receive reimbursement for travel expenses incurred in connection with their duties as directors.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following table sets forth certain information concerning compensation for the fiscal years ended August 31, 2004, August 31, 2003 and August 31, 2002 received by our Interim Chief Executive Officer and four most highly compensated executive officers (other than the Interim Chief Executive Officer) who were serving as executive officers at the end of the last completed fiscal year. We refer to these individuals as the named executive officers.

Summary Compensation Table

	Annual Compensation							Long-Term Compensation Awards		All Other Compensation(1)
Name and Principal Position	Fiscal Year	Salary		Bonus		Other Annual Compen- sation		Number of Securities Underlying Options(#)
Robert E. Price(2) Interim Chief Executive Officer	2004 2003 2002	$	— —	$	— —	$	— —	— —		$	— —

William J. Naylon Executive Vice President and Chief Operating Officer	2004 2003 2002		235,417 243,750 214,233		33,549 — —		— — —	30,000 40,000 35,000	(3)		9,073 13,382 27,820

Robert M. Gans Executive Vice President, General Counsel and Secretary	2004 2003 2002		210,000 205,833 200,041		44,805 — —		— — —	30,000 27,000 22,000	(3)		8,757 8,977 33,745

Thomas D. Martin Executive Vice President— Merchandising	2004 2003 2002		200,000 195,833 190,043		51,206 — —		— — —	30,000 27,000 22,000	(3)		9,076 9,225 23,421

Brud E. Drachman Executive Vice President—Construction and Private Label Merchandising	2004 2003 2002		177,000 170,333 157,000		7,842 __ __		— — —	21,000 44,000 15,000	(3)/5,000		8,078 7,590 25,695

(1)	Consists of contributions made by our company under its Retirement Plan, taxable flex credits paid to employees to offset payroll deductions for health insurance, and in fiscal 2002 payments for accrued but unused vacation time.
(2)	Mr. Price, Chairman of our Board of Directors, assumed the additional position of Interim Chief Executive Officer of our company effective April 1, 2003. Mr. Price serves in that capacity without receiving any salary or other monetary compensation from our company.
(3)	Represents options repriced as of April 22, 2003.

OPTION GRANTS DURING FISCAL 2004

The following table sets forth certain information with respect to options to purchase common stock granted during the fiscal year ended August 31, 2004 to each of the named executive officers. Our company does not have any outstanding stock appreciation rights.

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year(%)	Exercise or Base Price per Share ($/SH)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
					5%	10%
Robert E. Price	0	0	$0	—	$0	$0
William J. Naylon	30,000	6.4	6.19	2/2/10	63,156	143,279
Robert M. Gans	30,000	6.4	6.19	2/2/10	63,156	143,279
Thomas D. Martin	30,000	6.4	6.19	2/2/10	63,156	143,279
Brud E. Drachman	21,000	4.7	6.19	2/2/10	44,209	100,295

(1)	The potential realizable values are based on an assumption that the stock price of the common stock will appreciate at the annual rate shown (compounded annually) from the date of grant until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code of 1986, as amended, and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated based on the requirements promulgated by the SEC and do not reflect our estimate of future stock price growth of the shares of common stock.

Options Exercised During Fiscal 2004 and Option Values

The following table sets forth certain information with respect to the exercise of options to purchase common stock during the fiscal year ended August 31, 2004, and the unexercised options held and the value thereof at that date, for each of the named executive officers.

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at Fiscal Year End (#) Exercisable/ Unexercisable	Value of Unexercised In- the-Money Options at Fiscal Year End ($)(1) Exercisable/ Unexercisable
Robert E. Price	—	$—	0/0	$0/0
William J. Naylon	—	—	17,000/53,000	$0/$76,800
Robert M. Gans	—	—	11,800/45,200	$0/$76,800
Thomas D. Martin	—	—	11,800/45,200	$0/$76,800
Brud E. Drachman	—	—	32,400/37,600	$0/$53,760

(1)	Based on the closing sale price of the common stock on August 31, 2004 ($8.75), as reported by the Nasdaq National Market, less the option exercise price.

Equity Compensation Plan Information

The following table sets forth certain equity compensation plan information for our company as of August 31, 2004.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	933,683	$15.02	400,077
Equity compensation plans not approved by security holders	—	—	—

Total	933,683	$15.02	400,077

The Retirement Plan of PriceSmart, Inc.

In 1998, we established a retirement plan. The retirement plan is designed to be a “qualified” plan under applicable provisions of The Internal Code of 1986, as amended, covering all employees who have completed one year of service, as defined in the retirement plan. Each year, participants may contribute up to 15% of their pre-tax annual compensation (as defined in the retirement plan) up to the maximum allowable by The Internal Revenue Code of 1986, as amended. Participants may also contribute amounts representing distributions from other qualified plans. We make a matching contribution equal to 100% of the participant’s elective deferral up to an annual maximum of 4% of base compensation that a participant contributes to the plan. Although we have not expressed any intent to do so, we have the right under the retirement plan to discontinue our contributions at any time and to terminate the retirement plan, subject to the provisions of Employee Retirement Income Security Act of 1974, as amended.

All participants in the retirement plan are fully vested in their voluntary contributions and earnings thereon. Vesting in the remainder of a participant’s account is based upon his or her years of service with our company, Price Enterprises, Costco, The Price Company and certain affiliated parties. A participant is 50% vested after the completion of two years of service and 100% vested after the completion of his or her third year of service. A participant becomes fully vested in his or her entire account upon retirement due to permanent disability, attainment of age 65 or death. In the event of a termination of the retirement plan by our company, participants will become fully vested in their accounts.

1997 PriceSmart Stock Option Plan

In August 1997, we adopted the 1997 Stock Option Plan of PriceSmart, Inc. The 1997 Stock Option Plan was approved by The Price Company as sole stockholder of our company as of August 7, 1997. The principal purposes of the 1997 Stock Option Plan are to provide incentives for officers, employees and consultants of our company and our subsidiaries through the granting of options, thereby stimulating their personal and active interest in our development and financial success, and inducing them to remain in our employ. In addition to options granted to officers, employees or consultants, the 1997 Stock Option Plan provides for formula grants of options to our independent non-employee directors.

The 1997 Stock Option Plan provides for option grants covering up to 700,000 shares of common stock. As of November 30, 2004, options to purchase an aggregate of 639,269 shares of common stock at prices ranging from $6.19 to $20.00 per share had been granted under the 1997 Stock Option Plan (not including shares subject to options that have been cancelled), and 60,731 shares remained available for future grant under the 1997 Stock Option Plan.

1998 Equity Participation Plan

In July 1998, the board of directors adopted the 1998 Equity Participation Plan of PriceSmart, Inc. The 1998 Equity Participation Plan was subsequently approved by our stockholders at the 1999 Annual Meeting of Stockholders. The principal purposes of the 1998 Equity Participation Plan are to provide incentives for our directors, officers, employees and consultants and our subsidiaries through the granting of options, restricted stock and other awards, thereby stimulating their personal and active interest in our development and financial success, and inducing them to remain in our employ.

The 1998 Equity Participation Plan provides that the Compensation Committee of our board of directors or a subcommittee thereof may grant or issue incentive stock options, non-qualified stock options, stock purchase rights, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. Under the stock purchase feature of the 1998 Equity Participation Plan, the Compensation Committee may grant to any consultant or employee the right to purchase shares of common stock, which we refer to as stock purchase rights, under the 1998 Equity Participation Plan from time to time, in such amounts and subject to such terms and conditions as the committee may determine, and, at the discretion of the committee, such determinations may include determining categories of employees and the number of shares to be made available to employees in each such category. The 1998 Equity Participation Plan further provides that each independent director as of the date of the adoption by the board of the 1998 Equity Participation Plan automatically shall be granted, on the date of such adoption, a stock purchase right to purchase a number of shares of common stock equal to the difference between (1) 2,716 shares of common stock and (2) the number of shares of common stock purchased by such independent director since September 1, 1997 (other than purchases pursuant to the exercise of an option granted pursuant to any stock option plan of our company). A person who is initially elected to the board of directors after the adoption by the board of directors of the 1998 Equity Participation Plan and who is an independent director at the time of such initial election automatically shall be granted a stock purchase right to purchase 2,716 shares of common stock on the date of such initial election. The purchase price for shares of common stock purchased pursuant to any stock purchase right granted under the 1998 Equity Participation Plan shall be no less than the fair market value of such common stock as of the date of purchase.

Under the 1998 Equity Participation Plan, the Compensation Committee may in its discretion allow payment, in whole or in part, through the delivery of a full recourse, limited recourse or non-recourse (as determined by the committee) promissory note bearing interest (at no less than such rate as shall then preclude the imputation of interest under The Internal Revenue Code of 1986, as amended) and payable upon such terms as may be prescribed by the Compensation Committee or the board of directors. The Compensation Committee may prescribe the form of such promissory note and the security to be given for such note. However, common stock may not be purchased pursuant to a stock purchase right by delivery of a promissory note or by a loan from us when or where such loan or other extension of credit is prohibited by law or by any agreement to which we are a party. Notwithstanding the foregoing, we ceased extending new loans (or modifying existing loans) to any director or Executive Officer effective as of July 30, 2002.

The 1998 Plan provides for awards covering up to 700,000 shares of common stock. As of November 30, 2004, options to purchase an aggregate of 320,088 shares of common stock at prices ranging from $6.19 to $20.00 per share had been granted under the 1998 Equity Participation Plan (not including shares subject to options that have been cancelled), 80,421 shares of common stock had been issued under the stock purchase provisions of the Equity Participation 1998 Plan, and 299,491 shares remained available for future grant under the 1998 Equity Participation Plan.

2001 Equity Participation Plan

In November 2001, the Board of Directors adopted the 2001 Equity Participation Plan of PriceSmart, Inc. The 2001 Plan of Pricemart, Inc. was subsequently approved by our stockholders at the 2002 Annual Meeting of

Stockholders. The principal purposes of the 2001 Equity Participation Plan of Pricemart, Inc. are to provide incentives for our officers, employees and consultants and our subsidiaries through the granting of awards, thereby stimulating their personal and active interest in our development and financial success, and inducing them to remain in our employ. In addition to awards granted to officers, employees or consultants, the 2001 Equity Participation Plan provides for formula grants of options to our independent non-employee directors.

The 2001 Equity Participation Plan of Pricemart, Inc. provides that the Compensation Committee of our Board of Directors or a subcommittee thereof may grant or issue incentive stock options, non-qualified stock options, stock purchase rights, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. Under the stock purchase feature of the 2001 Plan of Pricemart, Inc., the Compensation Committee may grant to any employee, independent director or consultant stock purchase rights under the 2001 Equity Participation Plan of Pricemart, Inc. from time to time, in such amounts and subject to such terms and conditions as the committee may determine, and, at the discretion of the committee, such determinations may include determining categories of employees and the number of shares to be made available to employees in each such category. The purchase price for shares of common stock purchased pursuant to any stock purchase right granted under the 2001 Equity Participation Plan of Pricemart, Inc. shall be no less than the fair market value of such common stock as of the date of purchase.

Under the 2001 Equity Participation Plan of Pricemart, Inc., the Compensation Committee may in its discretion allow payment, in whole or in part, through the delivery of a full recourse, limited recourse or non-recourse (as determined by the committee) promissory note bearing interest (at no less than such rate as shall then preclude the imputation of interest under The Internal Revenue Code of 1986, as amended) and payable upon such terms as may be prescribed by the Compensation Committee or the board of directors. The Compensation Committee may prescribe the form of such promissory note and the security to be given for such note. However, common stock may not be purchased pursuant to a stock purchase right by delivery of a promissory note or by a loan from us when or where such loan or other extension of credit is prohibited by law or by any agreement to which we are a party. Notwithstanding the foregoing, we have ceased extending new loans (or modifying existing loans) to any director or executive officer effective as of July 30, 2002.

The 2001 Equity Incentive Plan of Pricemart, Inc. provides for awards covering up to 350,000 shares of common stock. As of November 30, 2004, options to purchase an aggregate of 305,100 shares of common stock at prices ranging from $6.13 to $20.00 per share had been granted under the 2001 Equity Incentive Plan of Pricemart, Inc. (not including shares subject to options that have been cancelled), no shares of common stock had been issued under the stock purchase provisions of the 2001 Plan, and 44,900 shares remained available for future grant under the 2001 Equity Incentive Plan of Pricemart, Inc.

2002 Equity Participation Plan

In November 2002, the board of directors adopted the 2002 Equity Participation Plan of PriceSmart, Inc. The 2002 Equity Participation Plan was subsequently approved by our stockholders at the 2003 Annual Meeting of Stockholders. The principal purposes of the 2002 Equity Participation Plan are to provide incentives for our officers, employees and consultants and our subsidiaries through the granting of awards, thereby stimulating their personal and active interest in our development and financial success, and inducing them to remain in our employ. In addition to awards granted to officers, employees or consultants, the 2002 Plan provides for formula grants of options to our independent non-employee directors.

The 2002 Equity Participation Plan provides that the Compensation Committee of our board of directors or a subcommittee thereof may grant or issue incentive stock options, non-qualified stock options, stock purchase rights, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. Under the stock purchase feature of the 2002 Equity Participation Plan, the Compensation Committee may grant to any employee, independent director or consultant stock purchase rights under the 2002 Equity Participation Plan from time to time, in such amounts and subject to such terms and conditions as the committee may determine, and, at the discretion of the committee, such determinations may include determining categories of employees and the number of shares to be made available to employees in each such category. The purchase price for shares of common stock purchased pursuant to any stock purchase right granted under the 2002 Equity Participation Plan shall be no less than the fair market value of such common stock as of the date of purchase.

Under the 2002 Equity Participation Plan, the Compensation Committee may in its discretion allow payment, in whole or in part, through the delivery of a full recourse, limited recourse or non-recourse (as determined by the committee) promissory note bearing interest (at no less than such rate as shall then preclude the imputation of interest under The Internal Revenue Code of 1986, as amended) and payable upon such terms as may be prescribed by the Compensation Committee or the board of directors. The Compensation Committee may prescribe the form of such promissory note and the security to be given for such note. However, common stock may not be purchased pursuant to a stock purchase right by delivery of a promissory note or by a loan from us when or where such loan or other extension of credit is prohibited by law or by any agreement to which we are a party. Notwithstanding the foregoing, we have ceased extending new loans (or modifying existing loans) to any director or executive officer effective as of July 30, 2002.

The 2002 Equity Participation Plan provides for awards covering up to 250,000 shares of common stock. As of November 30, 2004 options to purchase an aggregate of 226,884 shares of common stock at prices ranging from $6.19 to $20.00 per share had been granted under the 2002 Equity Participation Plan (not including shares subject to options that have been cancelled), no shares of common stock had been issued under the stock purchase provisions of the 2002 Plan, and 23,116 shares remained available for future grant under the 2002 Equity Participation Plan.

Employment Contracts

Jose Luis Laparte entered into an employment agreement with us on June 3, 2004 for a term of one year beginning October 8, 2004. Pursuant to this agreement, as amended August 2, 2004, Mr. Laparte is entitled to receive a base annual salary of $360,000 and an annual bonus of up to $100,000 depending on our operating performance. The agreement also provides for Mr. Laparte to receive a housing allowance of $50,000, up to 11 round-trip tickets to and from Mexico City to San Diego for Mr. Laparte and members of his family and reasonable moving expenses to Mexico at the end of the employment term. Mr. Laparte may not engage in any activities, with or without compensation, that would interfere with the performance of his duties or that would be adverse to our interests, without our prior written consent. Mr. Laparte is eligible to participate in our bonus plan and to receive all other benefits offered to officers under our standard company benefits practices and plans. Mr. Laparte may terminate the agreement at any time on 90 days’ prior written notice. We may terminate the agreement for cause upon immediate notice thereof, or upon the death or disability of Mr. Laparte. In the event that we terminate the agreement for any reason other than cause, death or disability, Mr. Laparte will be entitled to the continuation of his base salary for one year, payable in conformity with our normal payroll period. If the agreement is not terminated, then, upon expiration of the employment term, and if we do not offer to review Mr. Laparte’s employment with at least the same base annual salary or do not thereafter continue upon other mutually agreeable terms, Mr. Laparte shall be entitled to the continuation of his base salary for one year, reduced by any compensation he may receive from another employer during that year. The foregoing severance benefits are the exclusive benefits that would be payable to Mr. Laparte under the agreement by reason of his termination, and we are not obligated to segregate any assets or procure any investment in order to fund such severance benefits. The agreement also contains confidentiality provisions and other terms and conditions customary to executive employment agreements.

William J. Naylon entered into an employment agreement with us in 2000 for a term of one year, which was subsequently extended to January 31, 2005. Pursuant to this agreement, as amended, Mr. Naylon is entitled to receive a base annual salary of $225,000. Mr. Naylon may not engage in any activities, with or without compensation, that would interfere with the performance of his duties or that would be adverse to our interests, without our prior written consent. Mr. Naylon is eligible to participate in our bonus plan and to receive all other benefits offered to officers under our standard company benefits practices and plans. Mr. Naylon may terminate the agreement at any time on 90 days’ prior written notice. We may terminate the agreement for cause upon immediate notice thereof, or upon the death or disability of Mr. Naylon. In the event that we terminate the agreement for any reason other than cause, death or disability, Mr. Naylon will be entitled to the continuation of his base salary for one year, payable in conformity with our normal payroll period. If the agreement is not terminated, then, upon expiration of the employment term, and if Mr. Naylon’s employment by our company does not thereafter continue upon mutually agreeable terms, Mr. Naylon shall be entitled to the continuation of his base salary for one year, reduced by any compensation he may receive from another employer during that year. The foregoing severance benefits are the exclusive benefits that would be payable to Mr. Naylon under the agreement by reason of his termination, and we are not obligated to segregate any assets or procure any investment in order to fund such severance benefits. The agreement also contains confidentiality provisions and other terms and conditions customary to executive employment agreements.

Brud E. Drachman entered into an employment agreement with us in 2000 for a term of one year, which was subsequently extended to March 31, 2005. Pursuant to this agreement, as amended, Mr. Drachman is entitled to receive a base annual salary of $177,000. Mr. Drachman may not engage in any activities, with or without compensation, that would interfere with the performance of his duties or that would be adverse to our interests, without our prior written consent. Mr. Drachman is eligible to participate in our bonus plan and to receive all other benefits offered to officers under our standard company benefits practices and plans. Mr. Drachman may terminate the agreement at any time on 90 days’ prior written notice. We may terminate the agreement for cause upon immediate notice thereof, or upon the death or disability of Mr. Drachman. In the event that we terminate the agreement for any reason other than cause, death or disability, Mr. Drachman will be entitled to the continuation of his base salary for one year, payable in conformity with our normal payroll period. If the agreement is not terminated, then, upon expiration of the employment term, and if Mr. Drachman’s employment by our company does not thereafter continue upon mutually agreeable terms, Mr. Drachman shall be entitled to the continuation of his base salary for one year, reduced by any compensation he may receive from another employer during that year. The foregoing severance benefits are the exclusive benefits that would be payable to Mr. Drachman under the agreement by reason of his termination, and we are not obligated to segregate any assets or procure any investment in order to fund such severance benefits. The agreement also contains confidentiality provisions and other terms and conditions customary to executive employment agreements.

Robert M. Gans entered into an employment agreement with Price Enterprises in 1994, which was amended and subsequently assumed by us upon the spin-off of our company from Price Enterprises. The term of the agreement was subsequently extended to October 17, 2005. Pursuant to this agreement, as amended, Mr. Gans is entitled to receive a base annual salary of $210,000. Mr. Gans may not engage in any activities, with or without compensation, that would interfere with the performance of his duties or that would be adverse to our interests, without our prior written consent. Mr. Gans is eligible to participate in our bonus plan and to receive all other benefits offered to officers under our standard company benefits practices and plans. Mr. Gans may terminate the agreement at any time on 90 days’ prior written notice. We may terminate the agreement for cause upon immediate notice thereof, or upon the death or disability of Mr. Gans. In the event that we terminate the agreement for any reason other than cause, Mr. Gans will be entitled to the continuation of his base salary for one year, payable in conformity with our normal payroll period, and will be entitled to participate in the 1997 Plan, Profit Sharing and 401(k) Plan, and our medical plans for the remainder of the term of the agreement. If the agreement is not terminated, then, upon expiration of the employment term, and if Mr. Gans’ employment by us does not thereafter continue upon mutually agreeable terms, Mr. Gans shall be entitled to the continuation of his base salary for one year, reduced by any compensation he may receive from another employer during that year. The foregoing severance benefits are the exclusive benefits that would be payable to Mr. Gans under the agreement by reason of his termination, and we are not obligated to segregate any assets or procure any investment in order to fund such severance benefits. The agreement also contains confidentiality provisions and other terms and conditions customary to executive employment agreements.

John D. Hildebrandt entered into an employment agreement with us in 2001 for a term of one year, which was subsequently extended to March 31, 2005. Pursuant to this agreement, as amended, Mr. Hildebrandt is entitled to receive a base annual salary of $200,000. Mr. Hildebrandt may not engage in any activities, with or without compensation, that would interfere with the performance of his duties or that would be adverse to our interests, without our prior written consent. Mr. Hildebrandt is eligible to participate in our bonus plan and to receive all other benefits offered to officers under our standard company benefits practices and plans. Mr. Hildebrandt may terminate the agreement at any time on 90 days’ prior written notice. We may terminate the agreement for cause upon immediate notice thereof, or upon the death or disability of Mr. Hildebrandt. In the event that we terminate the agreement for any reason other than cause, death or disability, Mr. Hildebrandt will be entitled to the continuation of his base salary for one year, payable in conformity with our normal payroll period. If the agreement is not terminated, then, upon expiration of the employment term, and if Mr. Hildebrandt’s employment by us does not thereafter continue upon mutually agreeable terms, Mr. Hildebrandt shall be entitled to the continuation of his base salary for one year, reduced by any compensation he may receive from another employer during that year. The foregoing severance benefits are the exclusive benefits that would be payable to Mr. Hildebrandt under the agreement by reason of his termination, and we are not obligated to segregate any assets or procure any investment in order to fund such severance benefits. The agreement also contains confidentiality provisions and other terms and conditions customary to executive employment agreements.

Thomas D. Martin entered into an employment agreement with us in 1998 for a term of one year, which was subsequently extended to March 31, 2005. Pursuant to this agreement, as amended, Mr. Martin is entitled to receive a base annual salary of $200,000. Mr. Martin may not engage in any activities, with or without compensation, that would interfere with the performance of his duties or that would be adverse to our interests, without our prior written consent. Mr. Martin is eligible to participate in our bonus plan and to receive all other benefits offered to officers under our standard company benefits practices and plans. Mr. Martin may terminate the agreement at any time on 90 days’ prior written notice. We may terminate the agreement for cause upon immediate notice thereof, or upon the death or disability of Mr. Martin. In the event that we terminate the agreement for any reason other than cause, death or disability, Mr. Martin will be entitled to the continuation of his base salary for one year, payable in conformity with our normal payroll period. If the agreement is not terminated, then, upon expiration of the employment term, and if Mr. Martin’s employment by our company does not thereafter continue upon mutually agreeable terms, Mr. Martin shall be entitled to the continuation of his base salary for one year, reduced by any compensation he may receive from another employer during that year. The foregoing severance benefits are the exclusive benefits that would be payable to Mr. Martin under the agreement by reason of his termination, and we are not obligated to segregate any assets or procure any investment in order to fund such severance benefits. The agreement also contains confidentiality provisions and other terms and conditions customary to executive employment agreements.

Edward Oats entered into an employment agreement with us in 2000 for a term of one year, which was subsequently extended to March 31, 2005. Pursuant to this agreement, as amended, Mr. Oats is entitled to receive a base annual salary of $177,000. Mr. Oats may not engage in any activities, with or without compensation, that would interfere with the performance of his duties or that would be adverse to our interests, without our prior written consent. Mr. Oats is eligible to participate in our bonus plan and to receive all other benefits offered to officers under our standard company benefits practices and plans. Mr. Oats may terminate the agreement at any time on 90 days’ prior written notice. We may terminate the agreement for cause upon immediate notice thereof, or upon the death or disability of Mr. Oats. In the event that we terminate the agreement for any reason other than cause, death or disability, Mr. Oats will be entitled to the continuation of his base salary for one year, payable in conformity with our normal payroll period. If the agreement is not terminated, then, upon expiration of the employment term, and if Mr. Oats’ employment by our company does not thereafter continue upon mutually agreeable terms, Mr. Oats shall be entitled to the continuation of his base salary for one year, reduced by any compensation he may receive from another employer during that year. The foregoing severance benefits are the exclusive benefits that would be payable to Mr. Oats under the agreement by reason of his termination, and we are not obligated to segregate any assets or procure any investment in order to fund such severance benefits. The agreement also contains confidentiality provisions and other terms and conditions customary to executive employment agreements.

Compensation Committee Membership, Interlocks and Insider Participation

During fiscal year 2004, our Compensation Committee consisted of Ms. Hensley and Messrs. Janks and Krause. There were no insider participations nor Compensation Committee interlocks among the members of the committee during fiscal 2004. At all times during fiscal year 2004, the committee has been comprised solely of independent, non-employee directors.

CERTAIN TRANSACTIONS

Relationships with the Price Family, the Price Group and Directors Cahill, Galinson and McGrory

As of November 30, 2004, Sol Price beneficially owned approximately 47.0% of the outstanding common stock. Sol Price is the father of Robert E. Price, our Chairman of the Board and Interim Chief Executive Officer. As of November 30, 2004, Robert E. Price beneficially owned approximately 48.0% of our outstanding common stock, including shares that may be deemed to be beneficially owned by Sol Price. As of November 30, 2004, Sol Price and Robert E. Price were members of a group that beneficially owned approximately 54.4% of our outstanding common stock.

Series A and Series B Preferred Stock. In January 2002, entities affiliated with Sol Price, Robert E. Price, James F. Cahill, Murray L. Galinson and Jack McGrory, purchased an aggregate of 1,650 shares of our Series A Preferred Stock for an aggregate purchase price of $1,650,000. In July 2003, entities affiliated with Sol Price, Robert E. Price, James F. Cahill, Murray L. Galinson and Jack McGrory, purchased an aggregate of 22,000 shares of our Series B Preferred Stock for an aggregate purchase price of $22,000,000. In connection with a series of transactions approved by our stockholders on October 29, 2004, the 1,650 shares of Series A Preferred Stock were exchanged for 183,405 shares of our common stock, and the 22,000 shares of the Series B Preferred Stock were exchanged for 2,200,000 shares of common stock.

Sale of Common Stock. In October 2003, entities affiliated with Sol Price and Robert E. Price purchased an aggregate of 500,000 shares of common stock for an aggregate purchase price of $5,000,000.

Relationships with the Price Group. In February 2004, we entered into an agreement with The Price Group which provided us with up to $10.0 million of purchase order financing. Directors Robert E. Price, James F. Cahill, Murray L. Galinson and Jack McGrory are managers of The Price Group and collectively own more than 80% of that entity. The agreement allowed The Price Group to place a lien on merchandise inventories in the United States as security for such financing. Interest accrued at a rate of 1% per month. In July 2004, this agreement was amended to increase the funds available from The Price Group by $5.0 million (to a total of $15.0 million) for purchase order financing. This additional funding was secured by our pledge of shares of our wholly owned Panamanian subsidiary, PriceSmart Real Estate Panama, S.A. In October 2004, in connection with the Financial Program, the amounts owed under this agreement were converted to 1,948,227 shares of common stock.

In May 2004, we entered into another agreement with The Price Group to sell the real estate and improvements owned by our company in Santiago, Dominican Republic. The purchase price was to be the fair market value of the property and improvements as determined by an independent appraiser. Under the terms of the agreement The Price Group made an initial payment of $5.0 million, with the balance to be paid upon closing, and if the closing does not occur for any reason, the initial payment shall be returned to The Price Group, plus accrued interest at the rate of 8% per annum. The agreement was subject to several contingencies, including the right of each party to terminate the agreement after receipt of the final appraisal report, and the approval by the board of the final terms of the agreement. This agreement was to terminate on August 31, 2004. However, on August 30, 2004, this agreement was extended for an additional 90 days, until November 30, 2004. This sale did not proceed, and in October 2004, in connection with the Financial Program, the amounts owed by our company to The Price Group under this agreement were converted to 648,973 shares of common stock and the agreement was terminated.

In August 2004, we entered into a $25.0 million bridge loan with the Price Group. This loan accrued interest at 8% per annum. In October 2004, in connection with the Financial Program, the Price Group purchased 3,164,726 shares of common stock, funded through the conversion of the $25.0 million bridge loan, together with accrued and unpaid interest.

As mentioned above under “The Rights Offering—Reasons for the Rights Offering,” if upon expiration of the $7 subscription period we have not received at least $25 million in proceeds from the rights offering, The

Price Group has agreed to purchase from us the number of shares of our common stock equal to the shortfall, if any, divided by $8, at a price of $8 per share. Concurrent with this purchase of common stock by The Price Group, we will grant The Price Group a non-transferable put option giving The Price Group the right, at its election, to require us to purchase at any time during the thirty (30) days following the end of the rights offering subscription period a number of shares equal to the lesser of (i) the dollar amount raised by us from the exercise of rights upon the conclusion of the $8 subscription period divided by $8, and (ii) the number of shares purchased by The Price Group upon the conclusion of the $8 subscription period, in each case at a price of $8 per share. We have agreed to register with the SEC for resale the shares of our common stock issuable in connection with the purchase by The Price Group upon the conclusion of the $7 subscription period, if any. If the rights offering is 0% subscribed upon expiration of the $7 subscription period, this purchase by The Price Group will require the issuance of 3,125,000 shares of common stock.

Relationship with Price Legacy: Sol Price has beneficial ownership through The Price Group and various family and charitable trusts of approximately 28.0% of the common stock of Price Legacy, formerly known as Price Enterprises. Robert E. Price beneficially owns approximately 25.5% of the Price Legacy common stock, including shares that may be deemed to be beneficially owned by Sol Price, and served as the Chairman of the Board of Price Enterprises until November 1999. Collectively, Sol Price, Robert E. Price and parties affiliated with them, including The Price Group, beneficially own an aggregate of approximately 37.6% of the Price Legacy common stock. James F. Cahill, Murray L. Galinson and Jack McGrory, directors of our company, beneficially own approximately 16.4%, 16.1% and 15.9%, respectively, of the Price Legacy common stock, including shares that may be deemed to be beneficially owned by Sol Price and Robert E. Price. In addition, each is a director of Price Legacy and Jack McGrory serves as Chairman, President and Chief Executive Officer of Price Legacy.

On March 26, 2004, we moved into our new headquarters located in San Diego, CA. Prior to this move, we leased office space from Price Legacy to house our headquarters. In April 2004, we received $500,000 from our then landlord, Price Legacy, as an incentive to terminate early the lease of our headquarters. For the fiscal years ended August 31, 2004, 2003 and 2002, we paid Price Legacy $209,000, $388,000 and $332,000 in rent, respectively.

Use of Private Plane. From time to time during fiscal 2004, members of our management used a private plane owned in part by PFD Ivanhoe, Inc. to travel to business meetings in Central America and the Caribbean. The Price Group owns 100% of the stock of PFD Ivanhoe, and Sol Price and James F. Cahill are officers of PFD Ivanhoe. The Price Group’s members include Sol Price, Robert E. Price, James F. Cahill, Murray Galinson and Jack McGrory. Prior to March 2003, when we used the plane, we reimbursed PFD Ivanhoe for a portion of a fixed management fee and additional expenses PFD Ivanhoe incurred based on the number of hours flown, and also reimbursed PFD Ivanhoe for direct charges associated with use of the plane, including landing fees, international fees and catering. Since March 2003, we reimbursed PFD Ivanhoe based on the amounts the passengers would have paid if they had flown a commercial airline. During fiscal years 2004, 2003 and 2002, we paid PFD Ivanhoe $86,000, $137,483 and $555,000 to cover the costs associated with our use of the plane, respectively.

Put Option Agreement. On December 15, 2003, we entered into an agreement with a trust affiliated with Sol Price, giving us the right to sell all or a portion of specified real property to the trust at any time on or prior to August 31, 2004 at a price equal to our net book value for the respective properties and upon other commercially reasonable terms. The specified real property covers both the land and building at nine warehouse club locations. As of August 31, 2004, the net book value of this real property was approximately $54.9 million with approximately $29.9 million of encumbrances (including $5.1 million received as an advance payment for one of these properties). Under the terms of the agreement, we would have the option, but not the obligation, to lease back one or more warehouse club buildings at an annual lease rate equal to 9% of the selling price for the building and upon other commercially reasonable terms. On August 30, 2004, this agreement was extended for an additional 90 days. As a result of the Financial Program, we do not intend to exercise our rights under this agreement nor to extend it further.

Promissory Notes

In August 1998, Brud E. Drachman, Thomas D. Martin and Edward Oats purchased 1,894, 10,000 and 1,180 shares of common stock, respectively, pursuant to the stock purchase feature of the 1998 Equity Participation Plan. These officers delivered to us promissory notes in the amounts of $19,357, $108,500 and $12,803, respectively. In August 1998, the Gans Blackmar Stevens Profit Sharing Plan FBO Robert M. Gans purchased 8,750 shares of common stock pursuant to the stock purchase feature of the 1998 Plan and delivered to us a promissory note in the amount of $94,937.50. In August 1998, William J. Naylon purchased 7,500 shares of common stock pursuant to the stock purchase feature of the 1998 Equity Participation Plan and delivered to us a promissory note in the amount of $81,375. In April 2000, John Hildebrandt purchased 3,738 shares of common stock pursuant to the stock purchase feature of the 1998 Equity Participation Plan and delivered to us a promissory note in the amount of $149,987. The promissory notes delivered by Messrs. Drachman, Martin, Naylon and Oats, and the Gans Blackmar Stevens Profit Sharing Plan initially were non-recourse notes and bore interest at a rate of 6% per annum and had terms of six years. These notes were amended in June 1999 to become recourse notes, bearing interest at a rate of 5.85%. Mr. Hildebrandt’s note is also a recourse note, bearing interest at a rate of 5.85%, with a term of six years. In August 2004, upon the expiration of term of their respective promissory notes, Messrs. Drachman, Martin, Naylon, Oats and the Gans Blackmar Stevens Profit Sharing Plan FBO Robert M. Gans paid all remaining principal and interest due under the notes by delivering an aggregate of 22,195 shares of common stock valued at $7.56 per share (the closing price of the common stock on August 6, 2004) and paid an aggregate of $149,177 in cash. Messrs. Drachman, Martin, Naylon, Oats and Gans received cash bonuses in August 2004, the after-tax proceeds of which were equivalent to the cash portion of the repayments described above. The initial principal amount on Mr. Hildebrandt’s promissory note remains outstanding, and is immediately due and payable upon the termination of Mr. Hildebrandt’s employment for any reason.

Relationships with Rafael Barcenas

During fiscal 2002, we had the following transactions and relationships with either Rafael Barcenas, a director of our company from 1998 to 2004, or with entities with which he was affiliated:

Purchase of Minority Interest in Trinidad and Tobago Business. In July 2001, we agreed to purchase a 2.5% interest in PSMT Trinidad/Tobago Limited from an affiliate of Mr. Barcenas in exchange for 6,490 shares of our common stock, $41.65 in cash and our agreement to cancel a $40,000 debt obligation owed by Mr. Barcenas’ affiliate to our company. The parties completed the transaction in September 2001.

Boyd, Barcenas, S.A. Boyd, Barcenas, S.A. serves as our advertising agency in Panama. Rafael E. Barcenas is the General Director of Boyd, Barcenas, S.A. During fiscal 2002, we paid $85,000 to Boyd, Barcenas, S.A. for advertising services.

Payments upon Sale of Common Stock. In March 2000, we entered into an agreement to acquire the minority interest in our Panama subsidiary, which previously had been 49% owned by BB&M International Trading Group, of which Mr. Barcenas is a principal. In exchange for BB&M’s 49% interest, we issued to BB&M’s principals 306,748 shares of our common stock and agreed to redeem the shares of common stock at a price of $46.86 per share following the one-year anniversary of the completion of the acquisition. In April 2001, we redeemed 242,144 shares of our common stock for an aggregate of approximately $11.4 million in cash and agreed, upon the holders’ request, to redeem, at our option for cash or additional stock, the remaining 64,604 shares following the second anniversary of the completion of the acquisition at the price of $46.86 per share. In March 2002, the holders of the remaining 64,604 shares of our common stock requested redemption of these shares for the agreed upon price of $46.86 per share. In lieu of having the shares redeemed, at our request, the holders sold their shares on the open market. We then paid the holders approximately $1.0 million in cash, including approximately $505,000 paid to Mr. Barcenas, representing the difference between the agreed upon price of $46.86 per share and the average selling price of $30.99 per share obtained by the holders.

Relationships with Edgar A. Zurcher

Edgar A. Zurcher, a director of our company since November 2000, is a partner in a law firm that we utilize in certain legal matters. We incurred legal expenses to this law firm of approximately $108,200, $67,600 and $4,000 during fiscal years 2004, 2003 and 2002, respectively.

Mr. Zurcher is also a director of a company that owns 40% of Payless ShoeSource Holdings, Ltd., which rents retail space from us. We have recorded approximately $757,000, $723,500 and $693,000 in rental income for this space during fiscal years 2004, 2003 and 2002, respectively. Mr. Zurcher is also a director of Banco Promerica, from which we have recorded approximately $305,000 of rental income for fiscal 2004 for space leased to it by us. We also received approximately $525,000, $481,000 and $62,000 in incentive fees on a co-branded credit card we have with Banco Promerica in fiscal years 2004, 2003 and 2002, respectively. Mr. Zurcher is also Chairman of the Board of Banco Promerica (Costa Rica), which lent $900,000 as part of a $5.9 million syndicated loan to us in fiscal 2000, of which $277,000 is outstanding as of August 31, 2004 and due and repaid in October 2004. During fiscal 2001, we entered into a $1.9 million short-term credit facility with Banco Promerica (El Salvador), of which the $1.3 million is outstanding as of August 31, 2004. Mr. Zurcher is a director of a pasta company from which we purchased an aggregate of $339,000 of products in fiscal 2002. Mr. Zurcher is also a director and, directly and through his family, a 17% shareholder of a beverage company from which our company purchased an aggregate of $149,100 of products in fiscal 2003. Mr. Zurcher is indirectly a 40% shareholder of a real estate development company from which our company received an aggregate of $286,000 and $190,497 for construction management services in fiscal 2004 and 2003, respectively.

Relationships with PSC, S.A.

As of November 30, 2004, PSC, S.A. beneficially owned approximately 4.3% of the outstanding common stock. In addition, Mr. Zurcher is a director and 9.1% shareholder of PSC, S.A. In August 2002, we entered into a joint venture agreement with PSC, S.A. to form a new subsidiary to construct and operate a warehouse store in Nicaragua. We own a 51% interest and PSC, S.A. owns the remaining 49% interest in the subsidiary. In connection with the joint venture, in September 2002, PSC, S.A. purchased 79,313 shares of our common stock at a price of $33.50 per share, which is equivalent to our capital investment in the joint venture.

In July 2001, we agreed to purchase a 5% interest in PSMT Trinidad/Tobago Limited from PSC, S.A. in exchange for 7.5% of our subsidiary in Jamaica and our agreement to assume PSC, S.A.’s obligation to make a $100,000 capital contribution to PSMT Trinidad/Tobago Limited. The parties completed the transaction in September 2001.

In August 2002, we entered into a joint venture agreement with PSC, S.A. to form a new subsidiary to construct and operate a warehouse store in Nicaragua. In connection with the joint venture, PSC, S.A. purchased 79,313 shares of our common stock at a price of $33.50 per share, which is equivalent to our capital investment in the joint venture.

In August 2002, we entered into a joint venture agreement with PSC, S.A. to form a new subsidiary to construct and operate warehouse stores in Ecuador. Under the agreement, we will own a 60% interest and PSC, S.A. will own a 15% interest in the new subsidiary.

Relationships with Grupo Gigante, S.A. and Angel Losada M.

As of November 30, Gigante beneficially owned approximately 9.5% of the outstanding common stock. In January 2002, we entered into a 50/50 joint venture with Gigante to construct and operate warehouse stores in Mexico. In addition, Angel Losada M., one of the directors of our company, is currently Chairman of the Board of Directors and Executive President of Gigante. Mr. Losada also owns 13.5% of the common stock of Gigante, and together with members of his family, owns an aggregate of 69.4% of the common stock of Gigante. In fiscal

2004 and 2003, Gigante purchased an aggregate of $123,000 and $400,697 of products from PriceSmart Mexico, the 50/50 joint venture subsidiary in Mexico, respectively. During the third quarter of fiscal 2002, our Mexico joint venture began negotiations to lease certain property from Gigante in Mexico City, upon which the joint venture may construct and operate a membership warehouse club. In October 2002, the joint venture entered into a memorandum of intent for the allocation of construction expenses in connection with the proposed lease.

In January 2002, Gigante purchased 15,000 shares of our Series A Preferred Stock for an aggregate purchase price of $15,000,000 pursuant to a Series A Preferred Stock and Warrant Purchase Agreement entered into on January 15, 2002 between us and Gigante. Gigante also received a warrant to purchase 200,000 shares of our common stock at an exercise price of $37.50 per share, subject to customary anti-dilution adjustments. The warrant expired one year from the date of issuance. On November 23, 2004, we issued an aggregate of 1,667,333 shares of our common stock to Gigante in exchange for all of the outstanding shares of our Series A Preferred Stock held by Gigante as part of our Financial Program.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of November 30, 2004 by (1) each of our directors, (2) each of our named executive officers, (3) each person or group known by us to own beneficially more than 5% of the common stock and (4) all directors and executive officers as a group.

Name and Address (1)	Number of Shares of Common Stock Beneficially Owned (2)	Percentage of Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock to be Beneficially Owned after the Rights Offering(3)	Percentage of Common Stock to Be Beneficially Owned after the Rights Offering(3)
Robert E. Price(4)(5)	8,406,557	48.0%	11,323,504	33.7%
James F. Cahill(4)(6)	7,167,127	40.9	8,515,629	25.4
Murray L. Galinson(4)(7)	7,117,884	40.6	8,394,021	25.0
Katherine L. Hensley(8)	18,482	*	25,505	*
Leon C. Janks(9)	18,916	*	22,990	*
Lawrence B. Krause(10)	13,016	*	21,740	*
Angel Losada M.(11)	1,669,733	9.5	4,170,733	12.4
Jack McGrory(4)(12)	7,112,884	40.6	8,376,321	24.9
Edgar A. Zurcher(13)	764,013	4.4	1,902,233	5.7
Robert M. Gans(14)	25,450	*	39,325	*
Thomas D. Martin(15)	33,054	*	58,360	*
William J. Naylon(16)	30,729	*	40,823	*
Brud E. Drachman(17)	38,294	*	41,135	*
The Price group(18) 7979 Ivanhoe Avenue Suite 520 La Jolla, CA 92037	9,536,286	54.4	13,006,124	38.7
Grupo Gigante, S.A. de C.V. Ave. Ejercito Nacional 769-A Delegacion Miguel Hidalgo Col. Nueva Granada 11520 Mexico, D.F., Mexico	1,667,333	9.5	4,168,333	12.4
All executive officers and directors as a group (16 persons)(19)	11,141,016	62.8	17,852,502	53.2

*	Less than 1%.
(1)	Except as indicated, the address of each person named in the table is c/o PriceSmart, Inc., 9740 Scranton Road, San Diego, California 92121.
(2)	Beneficial ownership of directors, executive officers and 5% or more stockholders includes both outstanding shares and shares issuable upon exercise or conversion of options, warrants or other securities that are currently exercisable or convertible or will become exercisable or convertible within 60 days after the date of this table. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and dispositive power with respect to all shares of stock beneficially owned by them.
(3)	Assumes stockholders exercise in full all rights granted to them in the rights offering, except for those rights the Prices have agreed not to exercise or transfer.
(4)

Messrs. R. Price, Cahill, Galinson, McGrory and S. Price are co-managers of The Price Group. As such, for purposes of this table, they are each deemed to beneficially own 6,427,503 shares of common stock held by The Price Group. Each of Messrs. R. Price, Cahill, Galinson, McGrory and S. Price has shared voting and dispositive powers with respect to, and disclaims beneficial ownership of, the shares held by The Price Group. In addition, Messrs. R. Price, Cahill, Galinson, McGrory and S. Price are directors of San Diego Revitalization Corp. As such, for purposes of this table, they are each deemed to beneficially own

680,181 shares of common stock held by San Diego Revitalization Corp. Each of Messrs. R. Price, Cahill, Galinson, McGrory and S. Price has shared voting and dispositive powers with respect to, and disclaims beneficial ownership of, the shares held by San Diego Revitalization Corp. If the percentages of shares of common stock beneficially owned by Messrs. R. Price, Cahill, Galinson, McGrory and S. Price were calculated without regard to the shares held by The Price Group or San Diego Revitalization Corp., they would own 7.4%, 0.3%, 0.1%, 0.0% and 6.4%, respectively, of the common stock.

(5)	Includes 896,067 shares of common stock held by the Robert & Allison Price Charitable Remainder Trust, of which Mr. R. Price is a trustee. Also includes 379,948 shares of common stock held by the Robert and Allison Price Trust, of which Mr. R. Price is a trustee. Also includes 22,778 shares of common stock held by a trust for the benefit of Mr. R. Price’s minor children, of which Mr. R. Price is a trustee.
(6)	Includes 6,200 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table. Also includes 49,368 shares of common stock held by a trust for the benefit of Mr. S. Price’s grandchildren, of which Mr. Cahill is a trustee. Mr. Cahill disclaims beneficial ownership of the shares held by the trust.
(7)	Includes 5,200 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table.
(8)	Includes 13,800 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table. Also includes 900 shares of common stock held in a trust of which Ms. Hensley is a beneficiary and for which she serves as trustee.
(9)	Includes 16,200 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table.
(10)	Includes 7,200 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table. Also includes 1,816 shares of common stock held by the Krause Family Limited Partnership, of which Mr. Krause is a general partner, and 4,000 shares of common stock held by the Krause Family Trust, of which Mr. Krause is a trustee.
(11)	Includes 2,400 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table. Also includes 1,667,333 shares of common stock held by Grupo Gigante, S.A. de C.V., of which Mr. Losada is Vice-Chairman and Executive President. Mr. Losada also owns 13.5% of the common stock of Gigante, and together with members of his family, owns an aggregate of 69.4% of the common stock of Gigante. Mr. Losada disclaims beneficial ownership of the shares of common stock held by Gigante.
(12)	Includes 5,200 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table.
(13)	Includes 5,200 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table. Also includes 758,813 shares of common stock held by PSC, S.A., of which Mr. Zurcher is a director and 9.1% shareholder. Mr. Zurcher disclaims beneficial ownership of the shares held by PSC, S.A.
(14)	Includes 16,200 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table.
(15)	Includes 16,200 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table.
(16)	Includes 24,000 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table.
(17)	Also includes 36,400 shares subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table
(18)	The Price group is comprised of The Price Group, the San Diego Revitalization Corp., Robert E. Price and Sol Price. Please see notes (4) and (5). Includes 1,129,729 shares of common stock held by the Sol and Helen Price Trust, of which Mr. S. Price is a trustee.
(19)	See notes (4)–(17). Also includes (a) 26,938 shares of common stock beneficially owned by John D. Hildebrandt, 23,200 of which are subject to options that are currently exercisable or will become exercisable within days after the date of this table, and (b) 24,000 shares of common stock beneficially owned by Edward Oats, 23,900 of which are subject to options held by Mr. Oats that are currently exercisable or will become exercisable within 60 days after the date of this table.

DESCRIPTION OF OUR CAPITAL STOCK

General

Under our amended and restated certificate of incorporation, the total number of shares of all classes of stock that we have authority to issue is 47,000,000, of which 2,000,000 are shares of preferred stock, par value $.0001 per share, and 45,000,000 are shares of common stock, par value $.0001 per share.

As of November 30, 2004, we had 17,525,607 shares of common stock and no shares of our preferred stock outstanding.

Common Stock

Voting Rights. Each holder of our common stock is entitled to one vote for each share registered in his, her or its name on our books on all matters submitted to a vote of stockholders. Except as otherwise provided by law, the holders of our common stock will vote as one class. The shares of our common stock will not have cumulative voting rights. As a result, subject to the voting rights, if any, of the holders of any shares of our preferred stock which may at the time be outstanding, the holders of our common stock entitled to exercise more than 50% of the voting rights in an election of directors will be able to elect 100% of the directors to be elected if they choose to do so. In such event, the holders of the remaining shares of our common stock voting for the election of directors will not be able to elect any persons to our board of directors.

Dividend Rights. Subject to the rights of the holders of any shares of our preferred stock which may at the time be outstanding, holders of our common stock will be entitled to such dividends as our board of directors may declare out of funds legally available therefor. Because portions of our operations will be conducted through wholly-owned subsidiaries, our cash flow and consequent ability to pay dividends on our common stock are dependent to some degree upon the earnings of such subsidiaries and on dividends and other payments therefrom.

Liquidation Rights and Other Privileges. Subject to the prior rights of creditors and the holders of any of our preferred stock which may be outstanding from time to time, the holders of our common stock are entitled in the event of liquidation, dissolution or winding up to share pro rata in the distribution of all remaining assets.

Our common stock is not liable for any calls or assessments and is not convertible into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the our common stock.

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Preferred Stock

Our amended and restated certificate of incorporation provides that our board of directors is authorized to provide for the issuance of shares of preferred stock, from time to time, in one or more series, and to fix any voting powers, full or limited or none, and the designations, preferences and relative, participating, optional or other special rights, applicable to the shares to be included in any such series and any qualifications, limitations or restrictions thereon.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

Preferred Stock. As described above, our board of directors is authorized to provide for the issuance of shares of our preferred stock, in one or more series, and to fix by resolution of our board of directors and to the extent permitted by the Delaware General Corporation Law, the terms and conditions of each such series. We believe that the availability of preferred stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise from time to time. The authorized shares of preferred stock, as well as authorized but unissued shares of our common stock, will be available for issuance without further action of our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which any class of our stock may then be listed for trading.

Although our board of directors has no present intention of doing so, it could issue a series of preferred stock that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For instance, such new shares might impede a business combination by including class voting rights which would enable the holder to block such transaction or facilitate a business combination by including voting rights which would provide a required percentage vote of stockholders. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of our company and our then existing stockholders. The board of directors in so acting, could issue preferred stock having terms which would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.

Board of Directors. Our amended and restated bylaws provide that, subject to the rights of the holders of our preferred stock to elect additional directors, the number of our directors shall not be less than three and the exact number of which shall be fixed from time to time by our board of directors. Further, vacancies and newly created directorships resulting from any increase in the authorized number of directors, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. Any director so chosen shall hold office until the next annual election of directors and until their successors are duly elected and qualified, or until their earlier resignation or removal.

PLAN OF DISTRIBUTION

We are making this rights offering directly to you, the holders of our common stock, on a pro rata basis for each share of our common stock held at the close of business on Wednesday, November 24, 2004, the record date for this rights offering.

We will pay Mellon Bank, N.A., the subscription and information agent, a fee of approximately $21,250 for their services in connection with this rights offering (which includes the subscription agent’s fees associated with the exercise of rights). We have also agreed to reimburse Mellon Bank, N.A., the subscription and information agent, their reasonable expenses and indemnify them from liabilities they may incur in connection with the rights offering.

We estimate that our total expenses in connection with the rights offering, including registration, legal and accounting fees, will be approximately $0.6 million.

We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of rights. Except as described in this section, we are not paying any other commissions, fees or discounts in connection with the rights offering. Some of our employees may solicit responses from you as a holder of rights, but we will not pay our employees any commissions or compensation for such services other than their normal employment compensation.

LEGAL MATTERS

The discussion set forth under the heading “Material United States Federal Income Tax Consequences” and the validity of the shares of our common stock and rights offered by this prospectus will be passed upon for us by Latham & Watkins LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule at August 31, 2004 and 2003, and for each of the three years in the period ended August 31, 2004, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the securities being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the exhibits thereto. You should refer to the registration statement, including its exhibits and schedules, for further information about our company and the securities being offered hereby.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-(800) SEC-0330. You may also inspect our filings on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

PRICESMART, INC.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

PriceSmart, Inc.

We have audited the accompanying consolidated balance sheets of PriceSmart, Inc. as of August 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended August 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PriceSmart, Inc. at August 31, 2004 and 2003 and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California

October 29, 2004

PRICESMART, INC.

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	August 31,
	2004	2003
ASSETS
Current Assets:
Cash and cash equivalents	$34,410	$11,239
Short-term restricted cash	7,255	7,180
Receivables, net of allowance for doubtful accounts of $1,550 and $698 in 2004 and 2003, respectively	2,196	5,970
Merchandise inventories	62,820	73,668
Prepaid expenses and other current assets	10,185	8,004
Income tax receivable	—	1,331

Total current assets	116,866	107,392

Long-term restricted cash	28,422	32,129
Property and equipment, net	173,420	186,027
Goodwill, net	23,071	23,071
Deferred tax asset	16,009	16,678
Other assets	7,650	8,579
Long-term receivables from unconsolidated affiliate	1,316	1,086
Investment in unconsolidated affiliate	9,254	16,996

Total Assets	$376,008	$391,958

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term borrowings	$13,412	$20,783
Accounts payable	56,148	68,504
Accounts payable to and advances received from related party	20,273	—
Accrued salaries and benefits	4,496	3,556
Deferred membership income	4,173	4,080
Income taxes payable	747	—
Deferred tax liability	592	176
Other accrued expenses	15,972	9,142
Long-term debt, current portion	16,503	14,426

Total current liabilities	132,316	120,667
Deferred rent	1,260	968
Accrued closure costs	3,932	3,128
Long-term debt, related party	25,000	—
Long-term debt, net of current portion	82,138	99,616

Total liabilities	244,646	224,379

Minority interest	3,483	8,160
Commitments and contingencies	—	—
Stockholders’ Equity:
Preferred stock, $.0001 par value (stated at cost), 2,000,000 shares authorized;
Series A convertible preferred stock–20,000 shares designated, 20,000 shares issued and outstanding in 2004 and 2003, respectively (liquidation preference of $21,867 in 2004 and $20,267 in 2003)	19,914	19,914
Series B convertible preferred stock–30,000 shares designated, 22,000 shares issued and outstanding in 2004 and 2003, respectively (liquidation preference of $24,014 in 2004 and $22,254 in 2003)	21,975	21,983
Common stock, $.0001 par value, 15,000,000 shares authorized; 7,775,655 and 7,285,563 shares issued and outstanding in 2004 and 2003, respectively	1	1
Additional paid-in capital	170,255	164,120
Tax benefit from exercise of stock options	3,379	3,379
Notes receivable from stockholders	(33)	(685)
Deferred compensation	(1,932)	(1,314)
Accumulated other comprehensive loss	(18,314)	(14,022)
Accumulated deficit	(57,902)	(24,560)
Less: treasury stock at cost; 435,845 and 413,650 shares in 2004 and 2003, respectively	(9,464)	(9,397)

Total stockholders’ equity	127,879	159,419

Total Liabilities and Stockholders’ Equity	$376,008	$391,958

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share data)

	Years Ended August 31,
	2004	2003	2002
Revenues:
Sales:
Net warehouse	$594,225	$638,485	$609,034
Export	1,052	7,039	2,361
Membership income	8,768	8,335	8,911
Other income	5,655	6,838	8,222

Total revenues	609,700	660,697	628,528

Operating expenses:
Cost of goods sold:
Net warehouse	512,691	558,982	515,224
Export	1,090	6,749	2,240
Selling, general and administrative:
Warehouse operations	81,752	82,136	74,275
General and administrative	23,098	22,283	18,863
Settlement and related expenses	—	—	1,720
Preopening expenses	584	2,366	2,213
Asset impairment and closure costs	6,714	11,736	—

Total expenses	625,929	684,252	614,535

Operating income (loss)	(16,229)	(23,555)	13,993

Other income (expense):
Interest income	2,388	2,917	2,944
Interest expense	(11,061)	(11,386)	(9,956)
Other income (expense)	(86)	(328)	(4)
Income from related party	500	—	—

Total other income (expense)	(8,259)	(8,797)	(7,016)

Income (loss) before (provision) benefit for income taxes, losses (including impairment charge in 2004) of unconsolidated affiliate and minority interest	(24,488)	(32,352)	6,977
(Provision) benefit for income taxes	(4,244)	(183)	4,647
Losses (including impairment charge of $3.1 million in 2004) of unconsolidated affiliate	(4,828)	(2,967)	(37)
Minority interest	3,578	5,276	(152)

Net income (loss)	(29,982)	(30,226)	11,435
Preferred dividends	(3,360)	(1,854)	(991)

Net income (loss) available (attributable) to common stockholders	$(33,342)	$(32,080)	$10,444

Earnings (loss) per share—common stockholders:
Basic	$(4.57)	$(4.67)	$1.62
Diluted	$(4.57)	$(4.67)	$1.55

Shares used in per share computation:
Basic	7,290	6,865	6,455
Diluted	7,290	6,865	6,741

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE YEARS ENDED AUGUST 31, 2004

(amounts in thousands, except share data)

	Preferred Stock – Series A & Series B		Common Stock		Additional paid-in capital	Tax benefit from exercise of stock options	Notes receivable from stockholders	Deferred compensation	Accumulated other comprehensive inc/ (loss)	Retained earnings (accumulated deficit)	Less: Treasury Stock		Total stockholders’ equity
	Shares	Amount	Shares	Amount							Shares	Amount
Balance at August 31, 2001	—	$—	6,929	$1	$150,906	$—	$(769)	$(307)	$(962)	$(2,924)	697	$(15,835)	$130,110
Issuance of Series A convertible preferred stock	20	19,914	—	—	—	—	—	—	—	—	—	—	19,914
Dividends on preferred stock	—	—	—	—	—	—	—	—	—	(991)	—	—	(991)
Issuance of common stock	—	—	300	—	10,000	—	—	—	—	—	—	—	10,000
Exercise of stock options	—	—	74	—	452	—	—	—	—	—	(131)	2,970	3,422
Tax benefit from exercise of stock options	—	—	—	—	—	3,360	—	—	—	—	—	—	3,360
Redemptive right – Panama acquisition	—	—	—	—	(614)	—	—	—	—	—	—	—	(614)
Issuance of stock in exchange For minority interest	—	—	(20)	—	350	—	—	—	—	—	(68)	1,543	1,893
Amortization of deferred compensation	—	—	—	—	—	—	—	212	—	—	—	—	212
Net income	—	—	—	—	—	—	—	—	—	11,435	—	—	11,435
Net unrealized gain or loss on marketable securities	—	—	—	—	—	—	—	—	15	—	—	—	15
Translation adjustment	—	—	—	—	—	—	—	—	(5,345)	—	—	—	(5,345)

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	6,105

Balance at August 31, 2002	20	19,914	7,283	1	161,094	3,360	(769)	(95)	(6,292)	7,520	498	(11,322)	173,411
Issuance of Series B convertible preferred stock	22	21,983	—	—	—	—	—	—	—	—	—	—	21,983
Dividends on preferred stock	—	—	—	—	—	—	—			(1,854)	—	—	(1,854)
Issuance of treasury stock	—	—	—	—	632	—	—	—	—	—	(79)	1,801	2,433
Exercise of stock options	—	—	3	—	6	—	—	—	—	—	(5)	124	130
Tax benefit from exercise of stock options	—	—	—	—	—	19	—	—	—	—	—	—	19
Stock compensation expense	—	—	—	—	2,388	—	—	(1,555)	—	—	—	—	833
Amortization of deferred compensation	—	—	—	—	—	—	—	336	—	—	—	—	336
Payment on notes receivable from stockholders	—	—	—	—	—	—	84	—	—	—	—	—	84
Net loss	—	—	—	—	—	—	—	—	—	(30,226)	—	—	(30,226)
Translation adjustment	—	—	—	—	—	—	—	—	(7,730)	—	—	—	(7,730)
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	(37,956)

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE YEARS ENDED AUGUST 31, 2004—(Continued)

(amounts in thousands, except share data)

	Preferred Stock – Series A & Series B		Common Stock		Additional paid-in capital	Tax benefit from exercise of stock options	Notes receivable from stockholders	Deferred compensation	Accumulated other comprehensive inc/ (loss)	Retained earnings (accumulated deficit)	Less: Treasury Stock		Total stockholders’ equity
	Shares	Amount	Shares	Amount							Shares	Amount
Balance at August 31, 2003	42	41,897	7,286	1	164,120	3,379	(685)	(1,314)	(14,022)	(24,560)	414	(9,397)	159,419
Dividends on preferred stock	—	—	—	—	—	—	—	—	—	(3,360)	—	—	(3,360)
Issuance of common stock	—	—	500	—	5,000	—	—	—	—	—	—	—	5,000
Issuance costs of Series B Convertible preferred stock	—	(8)	—	—	—	—	—	—	—	—	—	—	(8)
Repayment of notes receivable and reacquisition of common stock	—	—	—	—	(101)	—	317	—	—	—	22	(67)	149
Cancellation of notes receivable from stockholders	—	—	(10)	—	(94)	—	208	—	—	—	—	—	114
Stock compensation expense	—	—	—	—	1,330	—	—	(1,330)	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	712	—	—	—	—	712
Payment of notes receivable from stockholders	—	—	—	—	—	—	10	—	—	—	—	—	10
Mark to market of employee restricted stock	—	—	—	—	—	—	117	—	—	—	—	—	117
Net loss	—	—	—	—	—	—	—	—	—	(29,982)	—	—	(29,982)
Translation adjustment	—	—	—	—	—	—	—	—	(4,292)	—	—	—	(4,292)
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	(34,274)

Balance at August 31, 2004	42	$41,889	7,776	$1	$170,255	$3,379	$(33)	$(1,932)	$(18,314)	$(57,902)	436	$(9,464)	$127,879

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Years Ended August 31,
	2004	2003	2002
Operating Activities:
Net income (loss)	$(29,982)	$(30,226)	$11,435
Adjustments to reconcile net income (loss) to net Cash provided by operating activities:
Depreciation and amortization	14,435	14,957	12,480
Allowance for doubtful accounts	852	515	125
Asset impairment and closure costs	6,714	11,239	—
Loss on sale of real estate	—	—	82
Cancellation of note receivable from stockholder	114	—	—
Mark to market of shareholder note receivable	117	—	—
Deferred income taxes	1,085	(640)	(13,505)
Tax benefit from exercise of stock options	—	19	3,360
Minority interest	(3,578)	(5,276)	152
Equity in losses of unconsolidated affiliate, including impairment charge of $3.1 million in 2004	4,828	2,967	37
Compensation expense recognized for stock options	712	1,169	212
Change in operating assets and liabilities:
Change in accounts receivable, prepaids, other current assets, accrued salaries, deferred membership and other accruals	4,892	592	(10,661)
Merchandise inventories	10,848	5,429	(8,000)
Accounts payable and accounts payable to and advances received from related party	2,917	1,779	5,936

Net cash flows provided by operating activities	13,954	2,524	1,653

Investing Activities:
Additions to property and equipment	(4,053)	(22,223)	(34,387)
Advance received for sale of property	5,000	—	—
Investment in unconsolidated affiliate	—	(9,000)	(11,000)
Sale (purchase) of marketable securities	—	3,000	(3,000)
(Issuance) receipt of notes receivable	—	(1,000)	—
Proceeds from sale of property held for sale	—	—	696
Panama acquisition – repurchase of common stock	—	—	(1,025)
Acquisition of minority interests	—	—	(500)

Net cash flows provided by (used in) investing activities	947	(29,223)	(49,216)

Financing Activities:
Proceeds from bank borrowings	74,685	99,954	191,676
Repayment of bank borrowings	(97,457)	(89,288)	(176,486)
Proceeds from related party borrowings	25,000	—	—
Issuance of preferred stock	—	21,983	19,914
Restricted cash	3,632	(13,343)	(1,759)
Issuance of common stock	5,000	—	10,000
Contributions by minority interest shareholders	—	3,258	2,023
Issuance of treasury stock	—	2,433	—
Repayment of notes receivable and reacquisition of common stock	149	—	—
Issuance costs of Series B Preferred stock	(8)	—	—
Dividends on convertible preferred stock	—	(1,600)	(724)
Proceeds from exercise of stock options	—	130	3,422
Repayment of notes receivable from stockholders	10	84	—

Net cash flows provided by financing activities	11,011	23,611	48,066
Effect of exchange rate changes on cash and cash equivalents	(2,741)	(7,730)	(5,345)

Net increase (decrease) in cash and cash equivalents	23,171	(10,818)	(4,842)
Cash and cash equivalents at beginning of year	11,239	22,057	26,899

Cash and cash equivalents at end of year	$34,410	$11,239	$22,057

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest, net of amounts capitalized	$9,912	$10,069	$9,096
Income taxes	$1,666	$1,420	$2,052

See accompanying notes.

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—COMPANY OVERVIEW AND BASIS OF PRESENTATION

PriceSmart, Inc.’s (“PriceSmart” or the “Company”) business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. As of August 31, 2004, the Company had 26 consolidated warehouse clubs in operation in 12 countries and one U.S. territory (four each in Panama and the Philippines, three in Costa Rica, two each in the Dominican Republic, Guatemala, El Salvador, Honduras and Trinidad and one each in Aruba, Barbados, Jamaica, Nicaragua and the United States Virgin Islands), of which the Company owns at least a majority interest. The Company also had three warehouse clubs in operation in Mexico as part of a 50/50 joint venture with Grupo Gigante, S.A. de C.V. In fiscal 2004, the Company opened one new warehouse club in the Philippines and closed its warehouse club in Guam. In fiscal 2003, the Company closed three warehouse clubs, one each in Guatemala, Dominican Republic and Philippines. There also were 12 warehouse clubs in operation (11 in China and one in Saipan, Micronesia) licensed to and operated by local business people as of August 31, 2004. The Company operates under one segment in three geographic regions.

Basis of Presentation—The consolidated financial statements have been prepared on a going concern basis. The Company has an accumulated deficit of $57.9 million and a working capital deficit of $15.4 million as of August 31, 2004. For the year ended August 31, 2004, the Company had a net loss attributable to common stockholders of $33.3 million and generated cash flow from operating activities of $14.0 million. At August 31, 2004, the Company was not in compliance with certain maintenance covenants related to certain long-term debt arrangements. The Company has requested, but not yet received, all necessary waivers for covenant violations as of August 31, 2004. The Company’s ability to fund its operations and service debt during fiscal 2005 has been improved following the implementation of the first phase of the Financing Program as described in Note 17—Subsequent Events. Management believes that its existing working capital, together with the Financing Program mentioned above, is sufficient to fund its operations through at least August 31, 2005.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements of the Company include the assets, liabilities and results of operations of the Company’s majority and wholly owned subsidiaries as listed below. The 50/50 Mexico joint venture is accounted for under the equity method, in which the Company reflects its proportionate share of income or loss of the unconsolidated joint venture’s results from operations. All significant intercompany balances and transactions have been eliminated in consolidation.

	Ownership	Basis of Presentation
PriceSmart Aruba	90.0%	Consolidated
PriceSmart Barbados	100.0%	Consolidated
PSMT Caribe, Inc.:
Costa Rica	100.0%	Consolidated
Dominican Republic	100.0%	Consolidated
El Salvador	100.0%	Consolidated
Honduras	100.0%	Consolidated
PriceSmart Guam	100.0%	Consolidated
PriceSmart Guatemala	66.0%	Consolidated
PriceSmart Jamaica	67.5%	Consolidated
PriceSmart Mexico	50.0%	Equity
PriceSmart Nicaragua	51.0%	Consolidated
PriceSmart Panama	100.0%	Consolidated
PriceSmart Philippines	52.0%	Consolidated
PriceSmart Trinidad	90.0%	Consolidated
PriceSmart U.S. Virgin Islands	100.0%	Consolidated
Ventures Services, Inc.	100.0%	Consolidated

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents represent cash and short-term investments with maturities of three months or less when purchased.

Restricted Cash—Short-term restricted cash primarily represents time deposits that are pledged as collateral for the Company’s revolving line of credit and long-term restricted cash represents time deposits that are pledged as collateral for the Company’s long-term debt.

Marketable Securities—In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Debt and Equity Securities,” marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in a separate component of the stockholders’ equity. The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses in value judged to be other-than-temporary, if any, on available-for-sale securities are included in other income (expense). The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. The Company did not hold any marketable securities as of August 31, 2004 and 2003.

Merchandise Inventories—Merchandise inventories, which include merchandise for resale, are valued at the lower of cost (average cost) or market. The Company provides for estimated inventory losses and obsolescence between physical inventory counts on the basis of a percentage of sales. The provision is adjusted periodically to reflect the trend of actual physical inventory count results, which occur primarily in the second and fourth fiscal quarters. In addition, the Company may be required to take markdowns below the carrying cost of certain inventory to expedite the sale of such merchandise.

Allowance for Bad Debt—Credit is extended to a portion of members as part of the Company’s wholesale business and to third-party wholesalers for direct sales. The Company maintains an allowance for doubtful accounts based on assessments as to the collectibility of specific customer accounts, the aging of accounts receivable, and general economic conditions. As of August 31, 2004, the Company had a total of approximately $645,000 in net receivables due from a minority interest shareholder’s importation and exportation businesses, which is included in accounts receivable on the consolidated financial statements. The Company previously utilized the importation and exportation businesses of one of its minority shareholders in the Philippines for the movement of merchandise inventories both to and from the Asian regions to its warehouse clubs operating in Asia. If the credit worthiness of a specific customer or the minority interest shareholder deteriorates, the Company’s estimates could change and it could have a material impact on the Company’s reported results.

Property and Equipment—Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Fixture and equipment lives range from 3 to 15 years and buildings from 10 to 25 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the expected term of the lease. In some locations, leasehold improvements are amortized over a period longer than the initial lease term as management believes it is probable that the renewal option in the underlying lease will be exercised.

Impairment of Long-Lived Assets—The Company periodically evaluates its long-lived assets for indicators of impairment. Management’s judgments are based on market and operational conditions at the time of the evaluation. Future events could cause management to conclude that impairment factors exist, requiring an

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

adjustment of these assets to their then-current fair market value. Future circumstances may result in the amount recognized upon the disposal of the property to differ substantially from the estimates.

Revenue Recognition—The Company recognizes sales revenue when title passes to the customer. Membership income represents annual membership fees paid by the Company’s warehouse club members, which are recognized ratably over the 12-month term of the membership. The historical membership fee refunds have been minimal and, accordingly, no reserve has been established for membership refunds for the periods presented.

Pre-Opening Costs—The Company expenses pre-opening costs (the costs of start-up activities, including organization costs) as incurred.

Closure Costs—The Company records the costs of closing warehouse clubs as follows: severance costs are accrued when a termination and benefit plan is communicated to the employees; lease obligations are accrued by calculating the net present value of the minimum lease payments net of the fair market value of rental income that could be received for these properties from third parties; all other costs are expensed as incurred. During fiscal year 2004, the Company closed one warehouse club and three during fiscal year 2003.

Stock-Based Compensation—As of August 31, 2004, the Company had four stock-based employee compensation plans. Prior to September 1, 2002, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Effective September 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” using the prospective method with guidance from SFAS No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation—Transition and Disclosure,” to all employee awards granted, modified, or settled after September 1, 2002. Awards under the Company’s plans typically vest over five years and expire in six years. The cost related to stock-based employee compensation included in the determination of net income for the years ended August 31, 2004, 2003 and 2002 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS 123.

The fair value of each option grant is estimated on the date of grant using the “Black-Scholes” option-pricing model with the following weighted average assumptions used for grants in fiscal 2004, 2003 and 2002:

	Years Ended August 31,
	2004	2003	2002
Risk free interest rate	4.31%	3.91%	4.3%
Expected life	5 years	5 years	5 years
Expected volatility	46.26%	45.58%	42.2%
Expected dividend yield	0%	0%	0%

The following table summarizes the components of the stock compensation expense for the 12 months ended August 31, 2004, 2003 and 2002 (in thousands):

	Years Ended August 31,
	2004	2003	2002
Options granted to employees	$291	$161	$212
Option repricings	421	1,008	—

Stock compensation expense	712	$1,169	$212

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company recorded deferred compensation of $2.4 million in connection with the grants of certain stock options to employees during fiscal 1999. A total of 552,291 options were issued at a price lower than market on date of grant. On date of grant, the market price was $20.25 and a total of 81,250 options were issued with an exercise price of $16.25, 446,041 options were issued with an exercise price of $15.50 and 25,000 options were issued with an exercise price of $14.75. The deferred compensation is being amortized ratably over the vesting period of the respective options.

The weighted-average fair value of the stock options granted during 2004 and 2003 was $2.94 and $7.38, respectively.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the fair value based method had been applied to all outstanding and unvested awards each period (in thousands, except per share data):

	Years Ended August 31,
	2004	2003	2002
Net income (loss) available (attributable) to common stockholders, as reported	$(33,342)	$(32,080)	$10,444
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect	712	1,169	212
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,723)	(3,961)	(3,826)

Pro forma net income (loss)	$(35,353)	$(34,872)	$6,830

Earnings (loss) per share:
Basic—as reported	$(4.57)	$(4.67)	$1.62
Basic—pro forma	$(4.85)	$(5.08)	$1.06
Diluted—as reported	$(4.57)	$(4.67)	$1.55
Diluted—pro forma	$(4.85)	$(5.08)	$1.01

Foreign Currency Translation—In accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”) “Foreign Currency Translation,” the assets and liabilities of the Company’s foreign operations are primarily translated to U.S. dollars using the exchange rates at the balance sheet date and revenues and expenses are translated at average rates prevailing during the period. Related translation adjustments are recorded as a component of accumulated other comprehensive loss.

Accounting Pronouncements—In July 2002, the FASB issued SFAS No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between SFAS 146 and Issue 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recorded as a liability when incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. The Company recorded closure costs of $3.5 million and $5.3 million in fiscal years 2004 and 2003, respectively (See “Note 8—Asset Impairment Charges and Closure Costs” in the Notes to Consolidated Financial Statements included herein).

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January, 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin No. 51 (“ARB 51”). FIN 46 was revised in December 2003 and clarifies the application of ARB 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The application of FIN 46 may require that an entity be subject to consolidation even though the investor does not have a controlling financial interest that, under ARB 51, was usually deemed to exist through ownership of a majority voting interest. FIN 46, as revised, is generally effective for all entities subject to the interpretation no later than the end of the first reporting period that ends after March 15, 2004. The adoption of this interpretation did not have an impact on the Company’s consolidated results of operations, financial position or cash flows.

Emerging Issues Task Force Issue No. 02-16 (“EITF 02-16”), “Accounting by a Customer (Including a Reseller) for Certain Consideration Received by a Vendor,” addresses how a reseller should account for cash consideration received from a vendor. Under this provision, effective for arrangements entered into or modified after December 31, 2002, cash consideration received from a vendor is generally presumed to be a reduction of the prices of the vendor’s products and, therefore, should be characterized as a reduction of these costs. The adoption of the provisions of EITF 02-16 did not result in any changes in the Company’s reported net income, but certain consideration which had been classified as other income in prior years is now reflected as a reduction of cost of sales. As permitted by the transition provisions of EITF 02-16, other income and cost of sales in prior periods have been reclassified to conform to the current period presentation. This resulted in a decrease in other income and an offsetting decrease in net warehouse cost of goods sold of $688,000, $1.1 million and $3.5 million in fiscal 2004, 2003 and 2002, respectively.

Emerging Issues Task Force Issue No. 03-10 (“EITF 03-10”), “Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers,” provides guidance for the reporting of vendor consideration received by a reseller as it relates to manufacturers’ incentives (such as rebates or coupons) tendered by consumers. Vendor consideration may be included in revenues only if defined criteria are met; otherwise, such consideration would be recorded as a decrease in cost of goods sold. The provisions of EITF 03-10 became effective for transactions entered into with consumers in fiscal periods beginning after November 25, 2003 and, therefore apply to transactions starting with the Company’s second fiscal quarter of 2004. The adoption of EITF 03-10 did not affect the Company’s consolidated gross profit or net loss, as there was not a material impact on the consolidated financial statements.

Reclassifications—Certain amounts in the prior period consolidated financial statements have been reclassified to conform to current period presentation.

NOTE 3—PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	August 31,
	2004	2003
Land	$34,068	$34,289
Building and improvements	125,621	124,345
Fixtures and equipment	67,003	69,108
Construction in progress	241	2,780

	226,933	230,522
Less: accumulated depreciation	(53,513)	(44,495)

Property and equipment, net	$173,420	$186,027

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Building and improvements includes capitalized interest of $1.6 million and $1.5 million as of August 31, 2004 and 2003, respectively.

NOTE 4—EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed based on the weighted average common shares outstanding in the period. Diluted earnings (loss) per share are computed based on the weighted average common shares outstanding in the period and the effect of dilutive securities (options, preferred stock and warrants) except where their inclusion is antidilutive (in thousands, except per share data):

	Years Ended August 31,
	2004	2003	2002
Net income (loss) available to common stockholders	$(33,342)	$(32,080)	$10,444

Determination of shares:
Common shares outstanding	7,290	6,865	6,455
Assumed conversion of:
Stock options	—	—	286
Preferred stock	—	—	—
Warrants	—	—	—

Diluted average common shares outstanding	7,290	6,865	6,741

Earnings (loss) per share:
Basic	$(4.57)	$(4.67)	$1.62
Diluted	$(4.57)	$(4.67)	$1.55

NOTE 5—RETIREMENT PLAN

PriceSmart offers a defined contribution retirement and 401(k) plans to employees. Effective May 1, 2004, the 401(k) plan was amended to allow employees to enroll in the plan after 90 days of employment. Prior to May 1, 2004, under the existing 401(k) plan, employees were eligible for these plans after one year of employment. Enrollment in these plans begins on the first of the month following the employee’s eligibility. The Company makes nondiscretionary contributions to the 401(k) plan that is equal to 100% of the participant’s contribution up to an annual maximum of 4% of base compensation that a participant contributes to the plan. Employer contributions to the 401(k) plan were $216,000, $227,000 and $227,000 during fiscal 2004, 2003 and 2002, respectively.

NOTE 6—STOCK OPTION PLAN AND EQUITY PARTICIPATION PLAN

In August 1997, the Company adopted the 1997 Stock Option Plan of PriceSmart, Inc. (the “1997 Plan”) for the benefit of its eligible employees, consultants and independent directors. Under the 1997 Plan, 700,000 shares of the Company’s common stock are authorized for issuance. The Compensation Committee of the Board of Directors administers the 1997 Plan with respect to grants to employees or consultants of the Company, and the full Board of Directors administers the Plan with respect to director options. Options issued under the 1997 Plan typically vest over five years and expire in six years. Certain employees and directors of the Company participated in the Price Enterprises, Inc. (“PEI”) stock option plan. Upon consummation of the spin-off of the Company from PEI, the unvested PEI options held by these individuals were canceled. To replace those canceled options, the Company granted options to purchase PriceSmart common stock at share amounts and prices per share so that the employees and directors were in substantially the same economic position as they were prior to the spin-off.

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 1998, the Company adopted the 1998 Equity Participation Plan of PriceSmart, Inc. (the “1998 Plan”) for the benefit of its eligible employees, consultants and independent directors. The 1998 Plan authorizes 700,000 shares of the Company’s common stock for issuance. Options issued under the 1998 Plan typically vest over five years and expire in six years.

In August 1998, four of the Company’s officers and an entity affiliated with a fifth officer purchased an aggregate of 29,324 shares of Common Stock pursuant to the stock purchase feature of the 1998 Plan. These officers delivered to the Company promissory notes in the aggregate amount of $316,972.50. In April 2000, an additional officer purchased 3,738 shares of Common Stock pursuant to the stock purchase feature of the 1998 Plan and delivered to the Company a promissory note in the amount of $149,987. The promissory notes delivered by the first five borrowers initially were non-recourse notes, bore interest at a rate of 6% per annum and had terms of six years. These notes were amended in June 1999 to become recourse notes, bearing interest at a rate of 5.85%. The sixth officer’s note is also a recourse note, with a six-year term bearing interest at a rate of 5.85%.

In August 2004, upon the expiration of term of their respective promissory notes, the first five borrowers paid all remaining principal and interest due under the notes by delivering an aggregate of 22,195 shares of Common Stock valued at valued at $7.56 per share (the closing price of the Common Stock on August 6, 2004) and paid an aggregate of $149,177.36 in cash. Each of the first five officers received cash bonuses in August 2004 and used the after-tax proceeds of the bonus to pay the cash portion of the repayments described above. As of August 31, 2004, the Company had one outstanding loan (not yet due) with a balance of approximately $150,000, related to the purchase of 3,738 shares. Following the repayment noted above, the Company determined that the remaining loan should be treated under variable accounting, and, therefore this loan has been marked to market as of August 31, 2004, resulting in a charge of $117,000. The Company ceased extending new loans (or modifying existing loans) to any director or executive officer effective as of July 30, 2002.

In November 2001, the Company adopted the 2001 Equity Participation Plan of PriceSmart, Inc. (the “2001 Plan”) for the benefit of its eligible employees, consultants and independent directors. The 2001 Plan authorizes 350,000 shares of the Company’s common stock for issuance. Options issued under the 2001 Plan typically vest over five years and expire in six years.

In November 2002, the Company adopted the 2002 Equity Participation Plan of PriceSmart, Inc. (the “2002 Plan”) for the benefit of its eligible employees, consultants and independent directors. The 2002 Plan authorizes 250,000 shares of the Company’s common stock for issuance. Options issued under the 2002 Plan typically vest over five years and expire in six years.

Effective April 23, 2003, the Company’s Board of Directors approved the repricing of all unexercised stock options held by employees of the Company with exercise prices greater than $20 to $20 per share. The affected options covered a total of 507,510 shares of common stock with a weighted average exercise price of $36.19 per share. Under the provisions of SFAS 123 and subsequent guidance issued under SFAS 148, a non-cash charge related to vested options of $833,000 was recognized and included in stock compensation expense for the year ended August 31, 2003. The Company also recorded a deferred compensation charge of $1.5 million for unvested options, which is being amortized over the remaining vesting periods of the options.

In fiscal year 2004, 151,000 options, of the 507,510 repriced stock options, expired or were cancelled. As a result, the company recorded a reduction of the compensation expense of $43,000 and a reduction in deferred compensation of $278,000. The company recognized the expense relating to repriced stock options of $421,000 and $1,008,000 in fiscal year 2004 and 2003, respectively. All other terms and conditions of the options remain the same.

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total stock option activity relating to the 1997 Plan, 1998 Plan, 2001 Plan and 2002 Plan was as follows:

	Shares	Weighted Average Exercise Price
Balance at August 31, 2001	936,923	$22.93
Granted	363,550	35.10
Exercised	(204,909)	16.39
Cancelled	(20,817)	18.87

Balance at August 31, 2002	1,074,747	$28.29
Granted	558,510	19.97
Exercised	(7,083)	16.10
Cancelled	(523,422)	35.78

Balance at August 31, 2003	1,102,752	$20.61
Granted	460,500	6.30
Exercised	0	0.00
Cancelled	(629,569)	18.48

Balance at August 31, 2004	933,683	$15.02

As of August 31, 2004, options to purchase 246,993 shares were exercisable and there were 1,333,760 shares of the Company’s common stock reserved for future issuance, of which 400,077 shares are available for future grants. The following table summarizes information about stock options outstanding at August 31, 2004:

Range of Exercise Prices	Outstanding as of Aug. 31, 2004	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Exercisable as of Aug. 31, 2004	Weighted- Average Exercise Price
$4.13–8.25	442,203	5.4	$6.21	203	$6.19
8.25–12.38	15,000	5.2	8.90	0	0.00
16.50–20.63	368,480	2.9	19.82	191,990	19.79
28.88–33.00	7,000	6.4	32.13	5,250	32.13
33.00–37.13	85,000	2.2	35.01	37,150	35.01
37.13–41.25	16,000	2.5	39.91	12,400	39.89

$4.130–41.25	933,683	4.1	$15.02	246,993	$23.34

NOTE 7—COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is net losses, plus certain other items that are recorded directly to stockholders’ equity. The only other such items currently applicable to the Company are net unrealized gains or losses on marketable securities (in fiscal 2002 only) and translation adjustments. The Company’s comprehensive income (loss) was $(34.3) million, $(37.9) million and $6.1 million as of August 31, 2004, 2003 and 2002, respectively.

NOTE 8—ASSET IMPAIRMENT AND CLOSURE COSTS

During fiscal 2003, the Company closed three warehouse clubs, one each in Dominican Republic; Ortigas, Metro Manila, Philippines and Guatemala. The Company also closed its warehouse club in Guam on December 24, 2003 and its Commerce, California distribution center on August 31, 2004. The decision to close the warehouse clubs and distribution center resulted from the determination that the locations were not conducive to the successful operation of a PriceSmart warehouse club.

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of the closures mentioned above, during fiscal 2003, the Company recorded closure costs and impairment charges of $7.2 million related to those warehouse clubs closed as of August 31, 2003. Impairment charges of $1.9 million were included in the $7.2 million, reflecting the difference between the carrying value and the fair value of those long-lived assets (building improvements and fixtures and equipment) that were not expected to be utilized at future warehouse club locations. Also during fiscal 2003, the Company recorded non-cash asset impairment charges of $4.5 million to write-down long-lived assets related to underperforming warehouse clubs in Guam (subsequently closed in fiscal 2004) and the United States Virgin Islands. These charges also reflected the difference between the carrying value and fair value of those long-lived assets that were not expected to be utilized at future warehouse club locations. The fair value of long-lived assets was based on estimated selling prices for similar assets.

During fiscal 2004, the Company recorded approximately $3.5 million of additional closure costs related to the four closed warehouse clubs and one closed distribution center. The Company also recorded approximately $3.2 million in additional non-cash impairment charges related to the write-down of the carrying value of the building at the closed warehouse club in the Philippines. This charge results from revised cash flow estimates regarding the marketability of the land and building for this location. The original estimate regarding the market price of leasing these assets was derived from negotiations that discontinued during the second quarter of fiscal 2004. At that time, the Company believed the price being offered was a reasonable estimate of market value. However, during the third quarter of 2004 an offer was received at a significantly lower price; therefore, the Company revised its estimates downward.

A reconciliation of the movements in the changes and related liabilities derived from the closed warehouse clubs in 2003 and 2004 is as follows (in thousands):

	Charged to Expense	Cash Paid	Non-cash Amounts	Liability as of August 31, 2003	Charged to Expense	Cash Paid	Non-cash Amounts	Liability as of August 31, 2004
Lease obligations	$3,862	(74)		3,788	1,686	(787)	539	$5,226
Asset impairment	1,890		(1,890)	—	3,256	—	(3,256)	—
Other associated costs	1,468	(422)	(856)	190	1,772	(1,444)	(424)	94

Total	$7,220	(496)	(2,746)	3,978	6,714	(2,231)	(3,141)	$5,320

NOTE 9—COMMITMENTS AND CONTINGENCIES

The Company is committed under 20 non-cancelable operating leases for rental of facilities and land. These leases expire or become subject to renewal between 2005 and 2031. Rental expense charged to operations under operating leases totaled approximately $9.7 million, $10.6 million and $9.0 million for fiscal years 2004, 2003 and 2002, respectively. Future minimum lease commitments for facilities under these leases with an initial term in excess of one year are as follows (in thousands):

Years Ended August 31,	Amount
2005	$9,480
2006	8,943
2007	9,109
2008	8,673
2009	8,458
Thereafter	87,295

Total	$131,958

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

From time to time the Company and its subsidiaries are subject to legal proceedings and claims in the ordinary course of business, including those identified below. The Company evaluates such matters on a case by case basis, and vigorously contests any such legal proceedings or claims which the Company believes are without merit.

Following the announcement of the restatement of its financial results for fiscal year 2002 and the first three quarters of fiscal 2003 in November 2003, the Company received notice of six class action lawsuits filed against it and certain of its former directors and officers purportedly brought on behalf of certain of its current and former holders of the Company’s common stock, and a seventh class action lawsuit filed against it and certain of its former directors and officers purportedly on behalf of certain holders of the Company’s Series A preferred stock and a class of common stock purchasers. These suits generally allege that the Company issued false and misleading statements during fiscal years 2002 and 2003 in violation of federal securities laws. All of the federal securities actions were consolidated by an order dated September 9, 2004, which also appointed a lead plaintiff on behalf of the proposed class of common stock purchasers. The lead plaintiff is to file a consolidated complaint in late November 2004, and the Company will have until late January 2005 to move to dismiss or otherwise respond to the consolidated complaint.

On September 3, 2004, the Company entered into a Stipulation of Settlement with respect to the action brought on behalf of a purported sub-class of plaintiffs comprised of unaffiliated purchasers of the Company’s Series A Preferred Stock. On November 8, 2004 the settlement was approved. Terms of the settlement include: (i) dismissal of the Series A Preferred lawsuit; (ii) the entry of an order releasing claims that were or could have been brought by the Series A subclass arising out of or relating to the purchase or ownership of the Series A preferred stock; (iii) the Series A Preferred subclass will be offered the opportunity to exchange their Series A preferred stock for shares of the Company’s common stock valued at such purpose at a price of $10.00 per share; and (iv) the payment by the Company of attorneys’ fees and costs in the amount of $325,000 (to be funded by the Company’s director and officer liability insurance policy).

If the Company chooses to settle the remaining consolidated class action lawsuit without going to trial, it may be required to pay the plaintiffs a substantial sum in the form of damages. Alternatively, if these remaining cases go to trial and the Company is ultimately adjudged to have violated federal securities laws, the Company may incur substantial losses as a result of an award of damages to the plaintiffs.

On September 3, 2004, the Company also entered into a Stipulation of Settlement for a stockholder derivative suit purportedly brought on the Company’s own behalf against its current and former directors and officers, alleging among other things, breaches of fiduciary duty. The same complaint also alleges that various officers and directors violated California insider trading laws when they sold shares of the Company’s stock in 2002 because of their alleged knowledge of the accounting issues that caused the restatement. In the Stipulation of Settlement, the parties agreed that the prosecution and pendency of the litigation was a factor in the Company’s agreement to seek to implement the Financial Program announced by the Company on September 3, 2004. On November 12, 2004, the settlement was approved. Terms of the settlement include: (i) dismissal with prejudice of the derivative lawsuit; (ii) the entry of a judgment containing a release for the benefit of defendants; and (iii) payment by the Company of attorneys’ fees and costs in the amount of $325,000 (to be funded by the Company’s director and officer liability insurance policy).

The United States Securities and Exchange Commission has informed the Company that it is conducting an investigation into the circumstances surrounding the restatement.

The indemnification provisions contained in the Company’s Certificate of Incorporation and indemnification agreements between the Company and its current and former directors and officers require the Company to indemnify its current and former directors and officers who are named as defendants against the

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

allegations contained in these suits unless the Company determines that indemnification is unavailable because the applicable current or former director or officer failed to meet the applicable standard of conduct set forth in those documents. While the Company has directors and officers liability insurance (subject to a $1.0 million retention and a 20% co-pay provision), the Company has been informed that its insurance carriers are reserving all of their rights and defenses under the policy (including the right to deny coverage) and it is otherwise uncertain whether the insurance will be sufficient to cover all damages that the Company may be required to pay. Further, regardless of coverage and the ultimate outcome of these suits, litigation of this type is expensive and will require that the Company devote substantial resources and management attention to defend these proceedings. Moreover, the mere presence of these lawsuits may materially harm the Company’s business and reputation. The Company has and will continue to incur substantial legal and other professional service costs in connection with the stockholder lawsuits and responding to the inquiries of the SEC. The amount of any future costs in this respect cannot be determined at this time.

In July 2003, the Company’s 34% minority interest shareholder in the Company’s Guatemalan operations (PriceSmart (Guatemala) S.A.) contended, among other things, that both the Company and the minority interest shareholder are currently entitled to receive a 15% return upon respective capital investments in the Guatemalan operations. The Company has reviewed the claim and other pertinent information in relationship to the Guatemalan joint venture agreement, as amended, and does not concur with the minority shareholder’s conclusion. The Guatemalan minority shareholder continues to assert a right to receive a 15% annual return on its capital investment. In addition, the minority shareholder has advised the Company that it believes that PriceSmart (Guatemala), S.A. has been inappropriately charged by the Company with regard to various fees, expenses and certain related matters. The Company has responded that it disagrees with virtually all of these additional assertions, and the minority shareholder has advised that it may commission an audit with regard to such matters. The Company expects that it and the Guatemalan minority shareholder will continue to review these matters and discuss their differences, but there can be no assurance of mutually acceptable resolution via negotiation of these matters or that any resolution will not have a material adverse effect on the Company’s business and results of operations.

In addition, the Company’s two minority shareholders in the Philippines (which together comprise a 48% ownership interest in the Company’s Philippine operations (PSMT Philippines, Inc.)) have taken the position that an “impasse” of the Board of Directors of PSMT Philippines, Inc. has been reached. These minority shareholders have therefore sought to invoke the “buy-sell” provisions of the parties’ Shareholders’ Agreement (pursuant to which one shareholder may offer to purchase the interest of the other shareholders (at an appraised value) at which point the offeree shareholder may make a counter offer and the process continues until an offer is accepted). The Company contends, among other things, that pursuant to the terms of the Shareholders’ Agreement no “impasse” can be reached (and hence the buy-sell provisions do not become applicable) until after the respective shareholders’ principal representatives have met to discuss pending issues. It is currently anticipated that the Company and the Philippine minority shareholders will continue to review these matters and discuss differences, but there can be no assurance of a mutually acceptable resolution via negotiation of these matters or that any resolution will not have a material adverse effect on the Company’s business and results of operations.

The Company believes that the ultimate resolution of any such legal proceedings or claims will not have a material adverse effect on its business, financial condition, operating results, cash flow or liquidity. However, such matters are inherently unpredictable and it is possible that the ultimate outcome could have a material adverse effect on its business, financial condition, operating results, cash flow or liquidity in any particular period by the resolution of one or more of these contingencies.

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 10—LEGAL SETTLEMENT

A former licensee of the Company which operated in the Philippines claimed to have the exclusive right for 20 years to own and operate warehouse clubs licensed by the Company in the Philippines, based upon a license agreement it had entered into with the Company in 1997. In 2001, this former licensee filed lawsuits in both the Philippines and the United States, claiming that its license agreement had been terminated by the Company in 1998 without justification. In both lawsuits, the Company, while disputing the validity of the claim, argued that under the license agreement arbitration in Australia was the exclusive forum for litigating any such dispute. The former licensee vigorously opposed arbitration. Decisions in favor of the Company on this issue were rendered by the Philippines Court of Appeals in late December 2001 and by the United States District Court for the Southern District of California on February 12, 2002.

On February 15, 2002, the Company entered into a settlement agreement with the former licensee, resolving all claims and terminating all litigation. The terms of the settlement were as follows: (i) the Company paid the former licensee $1.0 million on February 18, 2002 and $500,000 on September 1, 2002; (ii) the Company may buy certain equipment, which had been used in the formerly licensed business and can be utilized in the Company’s Philippine operations, at 70% of its original purchase price (the maximum payment by the Company for this equipment to be approximately $1.0 million); (iii) the former licensee relinquished all claims to the “PriceSmart” name and will neither compete with nor impede the Company’s operations; and (iv) all litigation was terminated and all claims of the former licensee against the Company were fully released.

NOTE 11—INCOME TAXES

Income (loss) before (provision) benefit for income taxes, losses (including impairment charge in 2004) of unconsolidated affiliate and minority interest includes the following components (in thousands):

	Years Ended August 31,
	2004	2003	2002
United States	$(214)	$(1,717)	$8,652
Foreign	(24,274)	(30,635)	(1,675)

Total income (loss) before (provision) benefit for income taxes, losses (including impairment charge in 2004) of unconsolidated affiliate and minority interest	$(24,488)	$(32,352)	$6,977

For the purposes of allocating U.S. and Foreign income (loss), the Company has classified Foreign entity Subpart F income as U.S. income, since it is taxable in the U.S.

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of the income tax (provision) benefit are as follows (in thousands):

	Years Ended August 31,
	2004	2003	2002
Current:
U.S.	$(57)	$(7)	$—
Foreign	(3,102)	(816)	(4,349)

Total	(3,159)	(823)	(4,349)

Deferred:
U.S.	2,021	724	(3,614)
Foreign	6,835	6,330	1,749
Valuation Allowance	(9,941)	(6,414)	10,861

Total	(1,085)	640	8,996

Total income tax (provision) benefit	$(4,244)	$(183)	$4,647

The reconciliation of income tax computed at the Federal statutory tax rate to the (provision) benefit for income taxes is as follows (in thousands):

	Years Ended August 31,
	2004	2003	2002
Federal tax (provision) benefit at statutory rates	$8,326	$10,214	$(2,308)
State taxes, net of Federal benefit	(27)	25	(347)
State net operating loss carryforwards not utilized	—	—	(552)
Difference in foreign tax rates and permanent items	(2,602)	(4,008)	(3,670)
(Increase) decrease in valuation allowance for deferred tax assets	(9,941)	(6,414)	11,524

(Provision) benefit for income taxes	$(4,244)	$(183)	$4,647

Significant components of the Company’s deferred tax assets as of August 31, 2004 and 2003 are shown below. A valuation allowance of $32.5 million at August 31, 2004 has been recognized to offset the deferred tax assets, as realization of such assets is uncertain (in thousands).

	August 31,
	2004	2003
Deferred tax assets:
U.S. net operating loss carry-forward	$14,349	$14,831
U.S. capital loss carry-forward	10,986	9,743
U.S. timing differences	756	105
Deferred compensation	750	466
Foreign tax credits	2,176	1,852
Foreign deferred taxes	19,443	12,191

Total deferred tax assets	48,460	39,188
Valuation allowance	(32,451)	(22,510)

Net deferred tax assets	$16,009	$16,678

As of August 31, 2004 and 2003, the Company had deferred tax liabilities of $592,000 and $176,000, respectively, arising from timing differences in certain subsidiaries.

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company operates in multiple international jurisdictions which creates certain risks regarding the interpretation and enforcement of tax laws and regulations. Specific matters which have recently come to the Company’s attention in this respect are:

1.	The government of Costa Rica has notified the Company that it disagrees with the Company’s treatment of certain inter-company transactions and claims a total of $2.5 million in back taxes, penalties and interest. The Company has reviewed such matters, believes that it has an appropriate defense to these claims and has submitted information to the relevant authorities in support of the Company’s position.

2.	As part of its ongoing assessment of the applicability of the relevant tax laws in the various countries in which it operates the Company has determined that a potential incremental tax liability exists regarding the Company’s past treatment of certain inter-company transactions. Accordingly, the Company has recognized an additional $1.7 million of tax expense in the fourth quarter of fiscal 2004.

In the ordinary course of a global business there are many transactions for which the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of inter-company arrangements to share revenue and costs. In such arrangements there are uncertainties about the amount and manner of such sharing which could ultimately result in changes once the arrangements are reviewed by taxing authorities. Although the Company believes that its approach to determining the amount of such arrangements is reasonable, no assurance can be given that the final exposure of these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals.

In evaluating the exposure associated with various tax filing positions the Company often accrues charges for probable exposures. At August 31, 2004, the Company believes it has appropriately accrued for probable exposures. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, the Company’s effective tax rate in a given financial statement period could be materially affected.

During fiscal 2004, the Company recognized a net deferred tax expense of $1.1 million, primarily related to the increase of valuation allowances for foreign deferred tax assets. The Company also incurred current income tax expense of $3.1 million (primarily related to its foreign operations including provisions for probable income tax contingencies) for a net tax expense of $4.2 million. During fiscal 2003, the Company recognized a net deferred tax benefit of $640,000, primarily related to the reversal of a valuation allowance previously established against U.S. net deferred tax assets offset by increases in the valuation allowances for foreign deferred tax assets. The Company also incurred current income tax expense of $823,000 primarily related to its foreign operations for a net tax expense of $183,000 in fiscal 2003. During fiscal 2002, the Company recognized a net deferred tax benefit of $9.0 million, primarily related to the reversal of a partial release of the valuation allowance previously established against U.S. net deferred tax assets. The Company also incurred current income tax expense related to its foreign operations of $4.3 million, for a net tax benefit of $4.6 million in fiscal 2002.

During fiscal 2004, as a result of significant losses in many of the Company’s foreign subsidiaries, management concluded that full valuation allowances were necessary in all but two of these foreign subsidiaries. Factors considered by management include history of cumulative losses or income, projected earnings based upon current operations and determining whether the net operating loss carry-forward periods are sufficient to realize the related deferred tax assets. Based upon the weight of all the positive and negative evidence, management concluded that it is more likely than not that deferred tax assets would not be realized in certain countries. Accordingly, the Company has net foreign deferred tax assets of $359,000, net of a $19.1 million valuation allowance, as of August 31, 2004.

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During fiscal 2004, management reassessed the valuation allowance previously established against U.S. net deferred tax assets. Factors considered by management included history of earnings, projected earnings based on current operations and a determination that net operating loss carry-forward periods are sufficient to realize the related deferred tax assets. Based on the positive evidence, management concluded that it is more likely than not that a portion of the U.S. deferred tax assets would be realized. As of August 31, 2004, the Company has Federal and state net operating loss carry-forwards of approximately $40.5 million and $6.7 million, respectively. The Federal and state tax loss carry-forwards expire in 2010-2023 and 2005-2023, respectively, unless previously utilized. A valuation allowance of $205,000 was recorded in 2004 for state tax loss carry-forwards as the temporary suspension of the use of those NOLs has caused the Company to lose these amounts due to expiration. Accordingly, the Company has a U.S. deferred tax asset related to its Federal and state net operating loss carry-forwards and other items of $15.6 million. The Company also has capital loss carry-forwards expiring in 2005 and foreign tax credits expiring in 2011-2014 of $9.7 million and $2.2 million, respectively. Due to the shorter recovery period, however, the Company has maintained full valuation allowances on these capital loss carry-forwards and foreign tax credits. Additionally, due to its capital nature, a full valuation allowance was placed on the deferred tax asset of $1.2 million derived from the impairment charge taken on its investment in Mexico.

During fiscal 2003 the Company had capital loss carry-forwards and foreign tax credit deferred tax assets of $9.7 million and $1.9 million, respectively. Management concluded that it was likely these deferred tax assets would not be realized and therefore a valuation allowance of $11.6 million was taken against these deferred tax assets. Where operations of certain foreign entities did not provide sufficient positive evidence, management concluded that it is more likely than not that some or all of the deferred tax assets will not be realized and a valuation allowance was established. Accordingly, the Company had foreign deferred tax assets of $1.1 million, net of a $10.9 million valuation allowance as of August 31, 2003.

Pursuant to Section 382 of the Internal Revenue Code, annual use of the Company’s net operating loss carry-forwards may be limited in the event of a cumulative change in ownership of more than 50% within a three-year period. Even if the Financial Program described in Note 17—Subsequent Events triggers this limitation, the Company believes this limitation would likely be high enough to allow it to use all of its federal net operating loss carry-forwards during the carry-forward period.

The Company does not provide for income taxes which would be payable if undistributed earnings of its foreign subsidiaries were remitted because the Company considers these earnings to be permanently reinvested. As of August 31, 2004 and 2003, the undistributed earnings of these foreign subsidiaries are approximately $12.9 million and $11.1 million, respectively.

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—DEBT

As of August 31, 2004, the company has $13.4 million outstanding in short-term debt as listed below (in thousands):

	August 31,
	2004	2003
Note due November 2004, 8% and 11.50% in 2004 and 2003	$1,639	$1,887
Note due September 2004, 6.75% in 2004 and 2003	1,000	1,600
Note due September 2003, 10.50% in 2003	—	200
Note due September 2003, 9.50% in 2003	—	216
Note due September 2003, 9% in 2003	—	1,100
Note due May 2004, 9.50% in 2003	—	500
Note due January 2004, 9% in 2003	—	1,250
Note due February 2005, 12% in 2004	900	—
Note due March 2004, 7.50% in 2003	—	1,900
Note due April 2005, 8.50% in 2004	1,300	—
Note due September 2004, 8% in 2003	—	180
Note due September 2004, 7% in 2004	500	—
Note due April 2005 7% in 2004	375	—
Note due upon demand, 9.25% and 11% in 2004 and 2003	1,777	2,000
Note due upon demand, 7% and 10% in 2004 and 2003	843	525
Note due December 2003, 5.50% in 2003	—	2,000
Note due upon demand, 8% in 2004	638	—
Overdraft Facilities in 2004 and 2003	227	697
Note due January 2004, 11.50% in 2003	—	546
Note due February 2004, 10.18% in 2003	—	909
Note due May 2004, 10.44% in 2003	—	1,273
Note due October 2004, 12.75% in 2004	713	—
Note due April 2004, 9% in 2003	—	1,000
Note due April 2004, 9.50% in 2003	—	3,000
Note due October 2004, 9.50% in 2004	2,300	—
Note due November 2004, 9.50% in 2004	200	—
Note due January 2005, 9.50% in 2004	1,000	—

Short-term debt	$13,412	$20,783

As of August 31, 2004, $6.3 million was available for future borrowings under the facilities listed above. Additionally, the Company has a bank credit agreement for up to $7.5 million which can be used as a line of credit or to issue letters of credit. As of August 31, 2004, letters of credit totaling $4.6 million were outstanding under this facility, leaving availability under this facility of $2.9 million. Each of the facilities is secured by certain assets of the Company or the respective subsidiary and $10.5 million of the total amount currently borrowed is guaranteed by the Company as of August 31, 2004.

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt (including long-term debt, related party) consists of the following (in thousands):

	August 31,
	2004	2003
Note due October 2004 (six-month LIBOR + 4.0%), 5.21% in 2003	$—	$407
Note due October 2005 (six-month LIBOR + 4.0%), 5.87% and 5.21% in 2004 and 2003, respectively	2,052	3,315
Note due August 2005, 1.82% and 2.30% in 2004 and 2003, respectively	3,750	3,750
Note due May 2005, 11.25% in 2004 and 2003	3,750	3,750
Note due May 2004, 11.25% in 2004 and 2003	3,750	3,750
Note due September 2010 (six-month LIBOR + 4.0%), 5.87% and 5.21% in 2004 and 2003, respectively	17,875	20,626
Note due September 2010, 9.24% in 2004 and 2003	4,063	4,687
Note due April 2006, 11.50% in 2004 and 2003	3,750	3,750
Note due January 2005, 11.50% in 2003	—	3,750
Note due December 2005 (three-month LIBOR + 4.0%), 5.68% and 5.34% in 2004 and 2003, respectively	500	833
Note due December 2004 (three-month LIBOR + 4.0%), 5.68% and 5.14% in 2004 and 2003, respectively	1,063	1,938
Note due May 2011 (six-month LIBOR + 2.6%), 4.47% and 3.21% in 2004 and 2003, respectively	10,000	10,000
Note due February 2006 (three-month LIBOR + 5.125%), 6.81% and 6.27% in 2004 and 2003, respectively	1,120	1,680
Note due June 2007 (three-month LIBOR + 4.0%), 5.68% and 5.14% in 2004 and 2003, respectively	2,681	3,573
Note due March 2008, 5.00% in 2004 and 2003	2,243	2,783
Note due October 2005 (three-month LIBOR + 1.75%), 3.43% and 2.89% in 2004 and 2003, respectively	2,637	4,897
Note due March 2011 (three-month LIBOR + 4.0%), 5.68% and 5.14% in 2004 and 2003, respectively	4,050	4,650
Note due August 2005, 9.25% and 8.75% in 2004 and 2003, respectively	984	1,829
Note due September 2006 (91 day T-Bill + 3.5%), 12.07% and 9.80% in 2004 and 2003, respectively	2,742	4,547
Note due July 2008 (91 day T-Bill + 3.0%), 10.88% and 9.90% in 2004 and 2003, respectively	1,176	1,200
Note due June 2007 (90 day MART1 + 3.0%), 10.88% and 9.20% in 2004 and 2003, respectively	4,455	4,547
Note due March 2008 (Prime), 9.13% and 7.50% in 2004 and 2003, respectively	977	997
Note due September 2007 (90 day MART1 + 1.25%), 8.71% and 7.20% in 2004 and 2003, respectively	5,087	5,192
Note due March 2008 (90 day MART1 + 1.25%), 9.16% and 8.50% in 2004 and 2003, respectively	3,613	3,688
Note due June 2012, 7.40% in 2004 and 2003	3,700	3,700
Note due June 2012, 6.80% in 2004 and 2003	1,000	1,000
Note due August 2012, 7.60% in 2004 and 2003	5,500	5,500
Note due May 2004, 9.00% in 2003	—	705
Note due May 2004, 9.00% in 2003	—	153
Note due October 2004, 10.50% in 2004	276	—
Note due August 2006, 8.00% in 2004, due to a related party	25,000	—
Note due February 2008, 9.50% in 2004	3,500	—
Note due April 2008, 10.50% in 2004 and 2003	2,347	2,845

Total	123,641	114,042
Less: current portion	16,503	14,426

Long-term debt	$107,138	$99,616

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All of the notes are collateralized by certain land, building, fixtures and equipment of each respective subsidiary and guaranteed by the Company, and approximately $28.4 million and $32.1 million at August 31, 2004 and 2003, respectively, which are secured by collateral deposits in restricted cash on the consolidated balance sheets.

Annual maturities of long-term debt (including long-term debt, related party) during the next five fiscal years are as follows (in thousands):

Years Ended August 31,	Amount
2005	$16,503
2006	41,695
2007	11,434
2008	16,777
2009	6,016
Thereafter	31,216

Total	$123,641

Under the terms of debt agreements to which the Company and/or one or more of its wholly owned or majority owned subsidiaries are parties, the Company must comply with specified financial maintenance covenants, which include among others, current, debt service, interest coverage and leverage ratios. As of August 31, 2004, the Company was in compliance with all of these covenants, except for the following: (i) current ratio and cash flow to debt service and projected debt service ratio for a $5.0 million note (with a remaining balance of $4.1 million), the Company repaid the remaining balance of this note on September 15, 2004; (ii) debt service ratio for a $11.3 million note (with a remaining balance of $2.6 million), for which the Company has requested but not yet received a written waiver of its noncompliance; (iii) interest cost/EBIT (earnings before interest and taxes) ratio for a $6.0 million note (with a remaining balance of $4.0 million), for which the Company has requested but not yet received a written waiver of its noncompliance; and (iv) debt to equity ratio for a $7.0 million note (with a remaining balance of $3.9 million), for which the Company has requested, but not yet received, a written waiver. For the waivers requested, but not yet received, the Company believes that the waivers will be approved as of August 31, 2004 and will be waived for a period of one quarter. Additionally, the Company has debt agreements, with an aggregate principal amount outstanding as of August 31, 2004 of $27.9 million that, among other things, allow the lender to accelerate the indebtedness upon a default by the Company under other indebtedness and prohibit the Company from incurring additional indebtedness unless the Company is in compliance with specified financial ratios. As of August 31, 2004, the Company did not satisfy these ratios. As a result, the Company is prohibited from incurring additional indebtedness and would need to obtain a waiver from the lender as a condition to incurring additional indebtedness. If the Company is unsuccessful in obtaining the necessary waivers or fails to comply with these financial covenants in future periods, the lenders may elect to accelerate the indebtedness described above and foreclose on the collateral pledged to secure the indebtedness. The Company believes that, primarily as a result of the Financing Program described in Note 17—Subsequent Events of the Consolidated Financial Statements, it has sufficient financial resources to meet its working capital and capital expenditure requirements during fiscal year 2005.

NOTE 13—RELATED PARTY TRANSACTIONS

Relationships with the Price Family: As of August 31, 2004 Sol Price beneficially owns approximately 35.8% of the outstanding Common Stock. Sol Price is the father of Robert E. Price, the Chairman of the Board and Interim Chief Executive Officer of the Company. Robert E. Price beneficially owns approximately 40.2% of the outstanding Common Stock, including shares that may be deemed to be beneficially owned by Sol Price. Sol

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Price and Robert E. Price together beneficially own approximately 47.1% of the outstanding Common Stock. In addition, Sol Price beneficially owns approximately 8.3% of the outstanding Series A Preferred Stock and Robert E. Price beneficially owns approximately 5.5% of the outstanding Series A Preferred Stock, including shares that may be deemed to be beneficially owned by Sol Price. Sol Price and Robert E. Price together beneficially own approximately 8.3% of the outstanding Series A Preferred Stock, which is convertible, at the holder’s option, into approximately 1% of the outstanding Common Stock. See also Note 17—Subsequent Events.

Sale of Series B Preferred Stock: In July 2003, entities affiliated with Sol Price and Robert E. Price purchased an aggregate of 22,000 shares, representing all of the outstanding shares, of Series B Preferred Stock for an aggregate purchase price of $22.0 million. Sol Price beneficially owns approximately 77.3% of the outstanding Series B Preferred Stock, and Robert E. Price beneficially owns approximately 68.2% of the outstanding Series B Preferred Stock, including some shares that may be deemed to be beneficially owned by Sol Price. Sol Price and Robert E. Price together beneficially own all of the outstanding Series B Preferred Stock, which is convertible, at the holder’s option, into approximately 13.8% of the outstanding Common Stock.

Sale of Common Stock: In October 2003, entities affiliated with Sol Price and Robert E. Price purchased an aggregate of 500,000 shares of Common Stock for an aggregate purchase price of $5.0 million.

Relationship with Price Legacy Corp: Sol Price has beneficial ownership through the Price Group and various family and charitable trusts of approximately 28.0% of the common stock (the “Price Legacy Common Stock”) of Price Legacy, formerly known as Price Enterprises, Inc. (“PEI”). Robert E. Price beneficially owns approximately 25.5% of the Price Legacy Common Stock, including shares that may be deemed to be beneficially owned by Sol Price, and served as the Chairman of the Board of PEI until November 1999. Collectively, Sol Price, Robert E. Price and parties affiliated with them, including the Price Group, beneficially own an aggregate of approximately 37.6% of the Price Legacy Common Stock. James F. Cahill, Murray L. Galinson and Jack McGrory, directors of the Company, beneficially own approximately 16.4%, 16.1% and 15.9%, respectively, of the Price Legacy Common Stock, including shares that may be deemed to be beneficially owned by Sol Price and Robert E. Price. In addition, each is a director of Price Legacy and Jack McGrory serves as Chairman, President and Chief Executive Officer of Price Legacy.

On March 26, 2004, the Company moved into its new headquarters located in San Diego, CA. Prior to this move, the Company leased office space from Price Legacy to house its headquarters. In April 2004, the Company received $500,000 from its then landlord, Price Legacy, as an incentive to terminate early the lease of its headquarters. For the year ended August 31, 2004, 2003 and 2002, the Company paid Price Legacy $209,000, $388,000 and $332,000 in rent, respectively.

Relationships with the Price Group: In February 2004, the Company entered into an agreement with the Price Group which provided the Company with up to $10.0 million of purchase order financing. Directors Robert E. Price, James F. Cahill, Murray L. Galinson and Jack McGrory are managers of the Price Group and collectively own more than 80% of that entity. The agreement allows the Price Group to place a lien on merchandise inventories in the United States as security for such financing. Interest accrues at a rate of 1% per month. In July 2004, this agreement was amended to increase the funds available from the Price Group by $5.0 million (to a total of $15.0 million) for purchase order financing. This additional funding is secured by the Company’s pledge of shares of its wholly-owned Panamanian subsidiary, PriceSmart Real Estate Panama, S.A. As described in Note 17 – Subsequent Events, the amounts owed under this agreement were converted to common stock in October 2004.

In May 2004, the Company entered into another agreement with the Price Group to sell the real estate and improvements owned by the Company in Santiago, Dominican Republic. The purchase price will be the fair

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

market value of the property and improvements as determined by an independent appraiser. Under the terms of the agreement the Price Group made an initial payment of $5.0 million, with the balance to be paid upon closing, and if the closing does not occur for any reason, the initial payment shall be returned to the Price Group, plus accrued interest at the rate of 8% per annum. The agreement is subject to several contingencies, including the right of each party to terminate the agreement after receipt of the final appraisal report, and the approval by the Board of the final terms of the agreement. This Agreement was to terminate on August 31, 2004. However, on August 30, 2004, this agreement was extended for an additional 90 days, until November 30, 2004. As described in Note 17 – Subsequent Events, this sale did not proceed and the amounts owed were converted to common stock in October 2004.

In August 2004, the Company entered into a $25.0 million bridge loan with The Price Group, LLC. This loan accrues interest at 8% per annum and is due in two years. As described in Note 17—Subsequent Events, the amounts owed under this agreement were converted to common stock in October 2004.

Use of Private Plane: From time to time members of the Company’s management used a private plane owned in part by PFD Ivanhoe, Inc. (“PFD Ivanhoe”) to travel to business meetings in Central America and the Caribbean. The Price Group owns 100% of the stock of PFD Ivanhoe, and Sol Price and James F. Cahill are officers of PFD Ivanhoe. The Price Group’s members include Sol Price, Robert E. Price, James F. Cahill, Murray Galinson and Jack McGrory. Prior to March 2003, when the Company used the plane, it reimbursed PFD Ivanhoe for a portion of a fixed management fee and additional expenses PFD Ivanhoe incurred based on the number of hours flown, and also reimbursed PFD Ivanhoe for direct charges associated with use of the plane, including landing fees, international fees and catering. Since March 2003, the Company reimburses PFD Ivanhoe based on the amounts the passengers would have paid if they had flown a commercial airline. During fiscal 2004, 2003 and 2002, the Company paid PFD Ivanhoe $86,000, $137,000 and $555,000, respectively, to cover the costs associated with the Company’s use of the plane.

Put Option Agreement: On December 15, 2003, the Company entered into an agreement with the Sol and Helen Price Trust, a trust affiliated with Sol Price, giving the Company the right to sell all or a portion of specified real property to the Trust at any time on or prior to August 31, 2004 at a price equal to the Company’s net book value for the respective properties and upon other commercially reasonable terms. The specified real property covers both the land and building at nine warehouse club locations. As of August 31, 2004, the net book value of this real property was approximately $54.9 million with approximately $29.9 million of encumbrances (including $5.1 million received as an advance payment for one of these properties). Under the terms of the agreement, the Company would have the option, but not the obligation, to lease back one or more warehouse club buildings at an annual lease rate equal to 9% of the selling price for the building and upon other commercially reasonable terms. On August 30, 2004, this agreement was extended for an additional 90 days. As a result of the Financial Program described in Note 17 – Subsequent Events, the Company does not intend to exercise its rights under this agreement nor to extend it further.

Relationships with Edgar Zurcher: Edgar Zurcher has been a director of the Company since November 2000. Mr. Zurcher is a partner in a law firm that the Company utilizes in legal matters and incurred legal expenses of approximately $108,200, $67,600 and $4,000 during fiscal 2004, 2003 and 2002, respectively. Mr. Zurcher is also a director of a company that owns 40% of Payless ShoeSource Holdings, Ltd., which rents retail space from the Company. The Company has recorded approximately $757,000 and $723,500 in rental income for this space during fiscal 2004 and 2003, respectively. Mr. Zurcher is also a director of Banco Promerica, from which the Company has recorded approximately $305,000 of rental income for fiscal 2004 for space leased to it by the Company. The Company also received approximately $525,000, $481,000 and $62,000 in incentive fees on a co-branded credit card the Company has with Banco Promerica in fiscal year 2004, 2003 and 2002, respectively. Mr. Zurcher is also Chairman of the Board of Banca Promerica (Costa Rica), which lent

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$900,000 as part of a $5.9 million syndicated loan to the Company in fiscal 2000, of which $277,000 is outstanding as of August 31, 2004 and due and repaid in October 2004. During fiscal 2001, the Company entered into a $1.9 million short-term credit facility with Banco Promerica (El Salvador), of which the $1.3 million is outstanding as of August 31, 2004.

Relationships with Grupo Gigante, S.A. and Angel Losada M.: Gigante beneficially owns approximately 2.8% of the outstanding Common Stock and 75.0% of the outstanding Series A Preferred Stock. In January 2002, the Company entered into a 50/50 joint venture with Gigante to construct and operate warehouse stores in Mexico. In addition, Angel Losada M., one of the directors of the Company, is currently Chairman of the Board of Directors and Executive President of Gigante. Mr. Losada also owns 13.5% of the common stock of Gigante, and together with members of his family, owns an aggregate of 69.4% of the common stock of Gigante. In fiscal 2004, Gigante purchased an aggregate of approximately $123,000 of products from PriceSmart Mexico, the 50/50 joint venture subsidiary in Mexico. During the third quarter of fiscal 2002, the Company’s Mexico joint venture began negotiations to lease certain property from Gigante in Mexico City, upon which the joint venture may construct and operate a membership warehouse club. In October 2002, the joint venture entered into a memorandum of intent for the allocation of construction expenses in connection with the proposed lease.

Relationships with Rafael Barcenas: Rafael Barcenas was a director of the Company from April 1998 until April 2004 and is also President and General Director of Boyd, Barcenas, S.A., an advertising firm in Panama, to which the Company paid approximately $60,000, $35,000 and $85,000 for services rendered during fiscal 2004, 2003 and 2002, respectively. In March 2002, the Company paid $1.0 million to a company affiliated with Mr. Barcenas as the final installment of a purchase of this company’s minority interest ownership of PriceSmart Panama.

Relationship with PriceSmart Mexico: The Company sells inventory to PriceSmart Mexico and charges it for salaries and other administrative services. Such transactions are in the ordinary course of business at negotiated prices comparable to those of transactions with other customers. For the fiscal years ended August 31, 2004 and 2003, export sales to PriceSmart Mexico were approximately $583,000 and $2.0 million, respectively, and are included in total export sales of $1.1 million and $7.0 million, respectively, on the consolidated statements of operations. Under equity accounting, for export sales to PriceSmart Mexico, the Company’s investment in unconsolidated affiliate has been reduced by the Company’s portion of the unrealized profit from these sales. Salaries and other administrative services charged to PriceSmart Mexico for the fiscal years ended August 31, 2004 and 2003 were approximately $190,000 and $1.1 million, respectively.

Relationships with PSC, S.A.: PSC, S.A. beneficially owns approximately 5.0% of the Company’s common stock. In addition, Mr. Zurcher is a director and 9.1% shareholder of PSC, S.A. In August 2002, the Company entered into a joint venture agreement with PSC, S.A. to form a new subsidiary to construct and operate a warehouse club in Nicaragua. The Company owns a 51% interest and PSC, S.A. owns the remaining 49% interest in the subsidiary. In connection with the joint venture, in September 2002, PSC, S.A. purchased 79,313 shares of Common Stock from the Company at a price of $33.50 per share, which is equivalent to the Company’s capital investment in the joint venture.

Relationship with Philippines minority interest shareholder: The Company formerly utilized the importation and exportation businesses of one of its minority shareholder in the Philippines for the movement of merchandise inventories both to and from the Asian regions to its warehouse clubs operating in Asia. As of August 31, 2004, the Company had a total of approximately $645,000 in net receivables due from the minority interest shareholder’s importation and exportation businesses, which is included in accounts receivable on the consolidated financial statements.

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company believes that each of the related party transactions described above were on terms that the Company could have obtained from unaffiliated third parties.

NOTE 14—CONVERTIBLE PREFERRED STOCK

On January 22, 2002, the Company issued 20,000 shares of Series A Preferred Stock and warrants to purchase 200,000 shares of common stock (that expired unexercised on January 17, 2003) for an aggregate of $20 million, with net proceeds of $19.9 million. The Series A Preferred Stock is convertible, at the option of the holder at any time, or automatically on January 17, 2012, into shares of the Company’s common stock at the conversion price of $37.50, subject to customary anti-dilution adjustments. The Series A Preferred Stock accrues a cumulative preferred dividend at an annual rate of 8.0%, payable quarterly in cash. The shares are redeemable on or after January 17, 2007, in whole or in part, at the option of the Company, at a redemption price equal to the liquidation preference or $1,000 per share plus accumulated and unpaid dividends to the redemption date. As of August 31, 2004, none of the shares of Series A Preferred Stock had been converted and none of the Series A Preferred stockholders had voting rights.

On July 9, 2003, entities affiliated with Robert E. Price, Interim President and Chief Executive Officer, Chairman of the Board of Directors and a significant stockholder of PriceSmart, and entities affiliated with Sol Price, a significant stockholder of PriceSmart, purchased an aggregate of 22,000 shares of Series B Preferred Stock, a new series of preferred stock, for an aggregate purchase price of $22.0 million. The Series B Preferred Stock was convertible at the option of the holder at any time, or automatically on July 9, 2013, into shares of PriceSmart’s common stock at a conversion price of $20.00 per share, subject to customary anti-dilution adjustments; accrued a cumulative preferential dividend at an annual rate of 8%, payable quarterly in cash; and was redeemable by PriceSmart at any time on or after July 9, 2008. PriceSmart had agreed to register with the Securities and Exchange Commission the shares of common stock issuable upon conversion of the Series B Preferred Stock. As of August 31, 2004, none of the shares of the Series B Preferred Stock had been converted.

On September 5, 2003, the Company determined it would not declare a dividend on the 8% Series A Cumulative Convertible Redeemable Preferred Stock (the “Series A Preferred Stock”) for the fourth quarter of 2003. Also, no dividends may be declared or paid on the 8% Series B Cumulative Convertible Redeemable Preferred Stock (the “Series B Preferred Stock”) until full cumulative dividends have been declared and paid on the Series A Preferred Stock. Instead, dividends on the Series A Preferred Stock and the Series B Preferred Stock accrued in accordance with the terms of the Certificates of Designations for the Series A Preferred Stock and the Series B Preferred Stock. The accrued preferred dividends are included in other accrued expenses as of August 31, 2004 and 2003 in the amounts of $3.9 million and $521,000, respectively.

See Note 17—Subsequent Events, for a description of the conversion of all the preferred stock as approved by the Company’s shareholders on October 29, 2004.

NOTE 15—SALE OF COMMON STOCK

On April 12, 2002, the Company entered into an agreement with International Finance Corporation (“IFC”) to issue 300,000 shares of the Company’s common stock to IFC in a private placement for an aggregate purchase price of approximately $10 million. The closing of the sale occurred on May 7, 2002, following the effectiveness of a resale shelf registration statement to be filed by the Company with respect to the shares. In addition to the requirement that the Company files a shelf registration statement, the agreement provides IFC with piggyback registration rights, giving IFC the right to require the Company to register IFC’s shares in the event the Company registers any shares in connection with an underwritten public offering, subject to underwriters’ cut-back limitations. The Company also has granted IFC preemptive rights to purchase its pro rata share of any equity

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities that the Company proposes to sell and issue, except for shares issued in connection with certain stock options, business combinations, changes in capital stock, underwritten public offerings and financing transactions. Proceeds from the sale of common stock to IFC were used for capital expenditures and working capital requirements related to new warehouse club expansion.

For additional transactions regarding common stock, see also Note—13 Related Parties and Note 17—Subsequent Events.

NOTE 16—SEGMENTS

The Company is principally engaged in international membership shopping warehouse clubs operating primarily in Latin America, the Caribbean and Asia. The Company operates as a single reportable segment based on geographic area and measures performance on operating income. Segment amounts are presented after consolidating eliminations. Certain revenues and operating costs included in the United States segment have not been allocated, as it is impractical to do so. The Mexico joint venture is not segmented for the periods presented and is included in the United States segment (in thousands).

	Years Ended August 31,
	2004	2003	2002
Revenues:
United States	$2,391	$8,469	$4,050
Latin America	348,917	359,581	365,545
Caribbean	192,883	177,853	186,051
Asia	65,509	114,794	72,882

	$609,700	$660,697	$628,528
Operating income (loss):
United States	$(4,020)	$(5,915)	$(3,448)
Latin America	4,282	(917)	16,798
Caribbean	(6,967)	(6,793)	(350)
Asia	(9,524)	(9,930)	993

	$(16,229)	$(23,555)	$13,993
Identifiable Assets:
United States	$91,876	$83,853	$78,180
Latin America	147,259	156,668	157,257
Caribbean	92,470	99,340	106,971
Asia	44,403	52,097	47,338

	$376,008	$391,958	$389,746

NOTE 17—SUBSEQUENT EVENTS

On September 3, 2004 the Company announced a plan to implement a series of transactions (the “Financial Program”) that are intended to increase PriceSmart’s earnings (or decrease its losses) by substantially reducing the Company’s interest expenses and preferred dividend obligations. Additionally, the capital to be received through the Financial Program is expected to help improve the Company’s liquidity, which is expected to result in more attractive terms from vendors. The Financial Program was approved by the stockholders on October 29, 2004 and is summarized as follows:

A private placement of an aggregate of 3,164,726 shares of the Company’s common stock, at a price of $8 per share, to The Price Group, LLC, a California limited liability company (the “Price Group”), to be

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

funded through the conversion of a $25.0 million bridge loan, together with accrued and unpaid interest, extended to the Company by the Price Group in August 2004.

The issuance of an aggregate of 2,200,000 shares of Common Stock to the Sol and Helen Price Trust, the Price Family Charitable Fund, the Robert and Allison Price Charitable Remainder Trust, the Robert and Allison Price Trust 1/10/75 (collectively, the “Price Trusts”) and the Price Group (collectively, with the Price Trusts, the “Series B Holders”) in exchange for all of the outstanding shares of the Company’s 8% Series B Cumulative Convertible Redeemable Preferred Stock.

The issuance of an aggregate of 2,597,200 shares of Common Stock, valued for such purpose at a price of $8 per share, to the Price Group in exchange for up to $20.0 million of current obligations, plus accrued and unpaid interest, owed by the Company to the Price Group.

The issuance of up to 15,787,001 shares of Common Stock in connection with a rights offering pursuant to rights to be distributed to the holders of outstanding shares of Common Stock.

The issuance of up to 3,125,000 shares of Common Stock, at a price of $8 per share, to the Price Group to ensure that the above-mentioned rights offering generates at least $25.0 million in proceeds.

The issuance of up to 2,223,817 shares of Common Stock to exchange Common Stock, valued for such purpose at a price of $10 per share, to the holders of all of the shares of the Company’s 8% Series A Cumulative Convertible Redeemable Preferred Stock, in exchange for all of the outstanding shares of the Series A Preferred Stock at its initial stated value of $20.0 million plus all accrued and unpaid dividends.

An amendment to the Amended and Restated Certificate of Incorporation of the Company to increase the number of authorized shares of Common Stock from 20,000,000 to 45,000,000 shares.

Also on October 29, 2004, following stockholder approval of these proposals, the Company issued an aggregate of 7,961,926 shares to The Price Group LLC, other Price-related entities and the San Diego Foundation in connection with the private placement, current obligation exchange and Series B Preferred Stock exchange described above. Additionally, Sol Price, Robert Price, The Price Group LLC and the San Diego Revitalization Corporation filed with the Securities and Exchange Commission an amended Schedule 13D disclosing that their “group” beneficially owns greater than 50% of the Company’s outstanding shares of common stock. As a result, the Company is a “controlled company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5). Depending upon the extent to which the rights offering is subscribed by the Company’s stockholders, the Company may continue to be a “controlled company” following that rights offering.

Pursuant to the Financial Program, the Company offered to exchange shares of Common stock, valued for such purpose at $10 per share, for all outstanding shares of the Company’s 8% Series A Preferred Stock. On November 23, 2004, all holders of 8% Series A Preferred Stock exchanged such shares for Common stock, and no shares of 8% Series A Preferred Stock remain outstanding.

In connection with the Financing Program described above, the Company and certain of it subsidiaries entered into the following agreements in the first fiscal quarter of 2005 with the International Finance Corporation (the “IFC”): (i) to grant the IFC a warrant to purchase 400,000 shares of the Company’s common stock at a price of $7 per share; (ii) the Company purchased a $10.2 million loan extended to PriceSmart Philippines, Inc.; (iii) the Company obtained a waiver of certain IFC loan covenants regarding incurring additional debt, in order to borrow the $25 million in the bridge loan mentioned above; (iv) $5.2 million of restricted cash pledged as collateral to certain loans was released; (v) all pre-payment penalties were waived for all outstanding loans from the IFC; (vi) the net carrying costs was reduced on one loan, by eliminating the IFC’s right to a percentage of the Company’s earnings, before interest, taxes, depreciation and amortization. Additionally, in connection with the agreements with the IFC, The Price Group, LLC (“TPG”-a related party to

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Company) granted a put option giving the right to the IFC to sell 300,000 shares of Common Stock to TPG at a price of $12 per share between November 30, 2005 and November 30, 2006.

On September 15, 2004, the Company used the bridge loan described above to repay a loan from the Overseas Private Investment Corporation (“OPIC”) of $4.1 million. In conjunction with the repayment of this loan, OPIC released $1.5 million of restricted cash.

Therefore, the net cash disbursement was $2.6 million. This loan contained certain financial covenants which were not being met by the Company prior to its repayment.

NOTE 18—QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal years 2004 and 2003 is as follows:

Fiscal 2004 (in thousands, except per share data)	Three Months Ended,				Year Ended Aug. 31, 2004
	Nov. 30, 2003	Feb. 29, 2004	May 31, 2004	Aug. 31, 2004
Total net sales	$144,246	$161,772	$142,339	$146,920	$595,277
Cost of goods sold	$126,137	$139,167	$122,688	$125,789	$513,781
Preferred dividends	$840	$840	$840	$840	$3,360
Net loss attributable to common stockholders	$(6,981)	$(4,503)	$(7,462)	$(14,396)	$(33,342)
Basic loss per share	$(0.99)	$(0.61)	$(1.01)	$(1.96)	$(4.57)
Diluted loss per share	$(0.99)	$(0.61)	$(1.01)	$(1.96)	$(4.57)

Fiscal 2003 (in thousands, except per share data)	Three Months Ended,				Year Ended Aug. 31, 2003
	Nov. 30, 2002	Feb. 28, 2003	May 31, 2003	Aug. 31, 2003
Total net sales	$160,616	$178,472	$163,128	$143,308	$645,524
Cost of goods sold	$136,263	$152,871	$145,554	$131,043	$565,731
Preferred dividends	$400	$400	$400	$654	$1,854
Net income available (loss attributable) to common stockholders	$1,038	$958	$(8,109)	$(25,967)	$(32,080)
Basic earnings (loss) per share	$0.15	$0.14	$(1.18)	$(3.78)	$(4.67)
Diluted earnings (loss) per share	$0.15	$0.14	$(1.18)	$(3.78)	$(4.67)

SCHEDULE II

PRICESMART, INC.

VALUATION AND QUALIFYING ACCOUNTS

(amounts in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Allowance for doubtful accounts:
Year ended August 31, 2002	$58	$197	$(72)	$183
Year ended August 31, 2003	183	1,009	(494)	698
Year ended August 31, 2004	698	914	(62)	1,550

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